

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

香港灣仔駱克道160號越秀大廈26樓
26/F., Yue Xiu Building, 160 Lockhart Road, Wanchai, Hong Kong
Tel. : (852) 2511 6671 Fax : (852) 2598 7688

Date: October 31, 2006

Sec[illegible] [illegible]ision
Div[illegible]sion
450 Fifth S[illegible] 06018323
Washington, D.C. 20549
U.S.A.

SUPPL

Attn: Special Counsel / Office of International Corporate Finance

Dear Sirs,

RE: GUANGZHOU INVESTMENT COMPANY LIMITED
RULE 12g3-2(b) EXEMPTION
FILE NO. 82-4247

In connection with the above-referenced exemption, we hereby furnish to you in accordance with paragraph (b)(1)(i) of Rule 12g3-2 one (1) copy each of the documents referred to in Annex A hereto. The documents listed in Annex A constitute all of the information that the Company has made public, filed or distributed since May 15, 2006.

If you have any questions regarding any of the foregoing, please do not hesitate to contact the undersigned at (852) 2593 2362.

Kindly acknowledge receipt by signing and returning the duplicate of this letter.

Very truly yours,
For and on behalf of
GUANGZHOU INVESTMENT CO. LTD.

YU Tat Fung
Company Secretary

dlw 11/13

A:\USA file\US-GIC06-b.doc



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
香港灣仔駱克道160號越秀大廈26樓
26/F., Yue Xiu Building, 160 Lockhart Road, Wanchai, Hong Kong
Tel.: (852) 2511 6671 Fax: (852) 2598 7688

Annex A

I. Documents filed with The Stock Exchange of Hong Kong Limited ("HKSE") since May 15, 2006.

(1) Resolutions passed on June 15, 2006

(2) Interim Report 2006

(3) Monthly reports of movement of listed securities for the months ended:
(a) May 31, 2006
(b) June 30, 2006
(c) July 31, 2006
(d) August 31, 2006
(e) September 30, 2006

II. Documents filed with The Hong Kong Companies Registry since May 15, 2006.

(1) Annual Return, Form AR1 dated June 15, 2006

(2) Statement of particulars of subsidiaries, Form AC1 dated June 15, 2006

(3) Statement of particulars of shareholdings in non-subsidiary companies, Form AC2 dated July 27, 2006

(4) Special resolution passed on June 15, 2006

(5) Reprinted Memorandum and New Articles of Association

(6) Notification of change of secretary and director, Form D2A dated September 15, 2006

(7) Returns of allotments, Form SC1, dated:
(a) May 24, 2006
(b) June 20, 2006
(c) July 6, 2006
(d) August 2, 2006
(e) September 1, 2006
(f) October 3, 2006



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
香港灣仔駱克道160號越秀大廈26樓
26/F., Yue Xiu Building, 160 Lockhart Road, Wanchai, Hong Kong
Tel.: (852) 2511 6671 Fax: (852) 2598 7688

III. Public Announcements

(1) Announcement of appointment of directors dated September 15, 2006

(2) Announcement of unaudited interim results dated September 15, 2006

Registration No. 362639

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY AND SPECIAL RESOLUTIONS

OF

GUANGZHOU INVESTMENT COMPANY LIMITED

越秀投資有限公司

PASSED ON THE 15TH DAY OF JUNE, 2006

At an Annual General Meeting of shareholders of the Company duly convened and held at 26th Floor, Yue Xiu Building, 160 Lockhart Road, Wanchai, Hong Kong on Thursday, 15th June 2006 at 10:30 a.m., the following resolutions were duly passed as Ordinary and Special Resolutions of the Company: -

ORDINARY RESOLUTIONS

A. "**THAT**

(a) subject to sub-paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company pursuant to the approval in sub-paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

B. "THAT

(a) subject to sub-paragraph (c) below and pursuant to Section 57B of the Companies *Ordinance*, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in sub-paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (a), otherwise than pursuant to (i) a Rights Issue, (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to eligible participants under such scheme and arrangement of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

    (i) the conclusion of the next annual general meeting of the Company;

    (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

    (iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares of the Company open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT

conditional upon the passing of Resolutions under sub-paragraphs A and B above, the aggregate nominal amount of the number of shares in the capital of the Company which shall have been repurchased by the Company pursuant to and in accordance with sub-paragraph A above shall be added to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with the exercise of the general mandate approved in sub-paragraph B above."

SPECIAL RESOLUTION

"**THAT** the Articles of Association of the Company be and are hereby amended by:

(a) adding the following Article immediately after Article 91:

91A. Every Director should be subject to retirement by rotation once every three years.

(b) deleting in the 4th to 6th lines of Article 97 the words "A Director so appointed shall retire at the next following annual general meeting and shall not be taken into account in determining the Directors who are to retire by rotation at the meeting." immediately after the word "any)." and substituting therefor the words "Any Director so appointed by the Directors shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to their number), and shall then be eligible for reappointment. Such a Director so appointed at an annual general meeting shall not be taken into account in determining the Directors who are to retire by rotation at that meeting".

(c) deleting in the 1st line of Article 98 the words "a Director who retires at an annual general meeting may be reappointed. If he" immediately after the words "Subject as aforesaid," and substituting therefor the words "if a Director";

(d) deleting in the 6th line of Article 102 the words "A managing director and a Director holding any other executive office shall not be subject to retirement by rotation." immediately after the words "Director and the Company."."



Ou Bingchang
Chairman of the meeting



GUANGZHOU INVESTMENT COMPANY LIMITED
越秀投資有限公司

(Stock Code: 123)

2006 Interim Report

CONTENTS

FINANCIAL HIGHLIGHTS

	Unaudited For the six months ended 30 June		Percentage
	2006 **HK$'000**	2005 HK$'000	change
Revenue	**2,414,205**	1,588,191	↑ 52%
Profit attributable to equity holders of the Company	**318,716**	132,434	↑ 141%
Basic earnings per share	**HK$ 0.0480**	HK$ 0.0208	↑ 131%
Interim dividend per share	**HK$ 0.0189**	HK$ 0.0100	↑ 89%

	As at		Percentage
	30 June 2006 **Unaudited** **HK$'000**	31 December 2005 Audited HK$'000	change
Total assets	**26,765,451**	27,095,641	↓ 1%
Shareholders' equity*	**10,398,648**	10,388,761	↑ 0.1%
Shareholders' equity per share*	**HK$ 1.55**	HK$ 1.59	↓ 3%
Gearing ratio	**31%**	32%	↓ 3%

* excluding minority interests

The Board of Directors (the "Board") of Guangzhou Investment Company Limited (the "Company") hereby announces the unaudited consolidated results of the Company and its subsidiaries (collectively known as the "Group") for the six months ended 30 June 2006. The unaudited consolidated results have been reviewed by the Company's audit committee and the Company's auditors, PricewaterhouseCoopers, in accordance with Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. The auditors, on the basis of their review, concluded that they are not aware of any material modifications that should be made to the interim financial report as set out in pages 11 to 36.



INTERIM DIVIDEND

The Board has resolved to declare an interim dividend for 2006 of HK$ 0.0189 per share (2005: HK$ 0.01 per share) payable to the shareholders whose names appear on the Register of Members of the Company at the close of business on 25 October 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from 23 October 2006 to 25 October 2006, both days inclusive, during which period no transfer of shares will be registered. To qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's share registrar, Abacus Share Registrars Limited, whose share registration public offices are located at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, for registration not later than 4:00 p.m. on 20 October 2006. The relevant dividend warrants will be dispatched to shareholders on 13 November 2006.

FINANCIAL CALENDAR

- 15 September 2006 — 2006 interim results announcement
- 20 October 2006 4:00 p.m. — Latest time to lodge transfer documents for interim dividend entitlement
- 23 October 2006 to 25 October 2006, both days inclusive — Register of members closed for interim dividend entitlement
- 13 November 2006 — Dispatch of dividend warrants to shareholders



BUSINESS REVIEW AND PROSPECTS

The Group is engaged mainly in property business, with its focus in Guangzhou, Guangdong Province. Benefiting from the relatively mature property market and strong demand, revenue for the Group for the six months ended on 30 June 2006 amounted to HK$2.414 billion, representing an increase of 52% as compared to HK$1.588 billion recorded for the same period in 2005; attributable profit increased to HK$319 million, representing an increase of 141% as compared to HK$132 million for the same period last year.

Property business

With the impact on revenue resulting from the changes in the accounting policy last year, where the Group's property sales recognition basis was changed from percentage of completion method to completed delivery, being substantially reflected last year, property sales by area during the period rebounded and exceeded the level recorded for the same period immediately prior to such policy changes and increased substantially by 568% to 167,000 square meters from 25,000 square meters recorded for the same period last year. Property sale proceeds increased to HK$1.239 billion from HK$277 million for the same period last year, representing an increase of 347%. Major properties sold were from the projects in Springland Garden, Glade Village District C, Southern Le Sand Phase 2 and Lung Wah International Godown, Tsuen Wan International Centre. There was an investment property revaluation gain in the amount of HK$69 million.

Other businesses

During the period, the Group's toll road operations realized a revenue of HK$211 million, representing an increase of 3.6% as compared to the same period last year. The jointly controlled entity Guangzhou Northern Second Ring Expressway Co., Limited continued to demonstrate outstanding performance, contributing HK$30.49 million to the Group's attributable profit from the entity, representing a 52% increase as compared to HK$20 million for the same period last year. The attributable profit from associated entities amounted to HK$120 million, representing an increase of 18.9% as compared to the same period last year of HK$101 million. Overall profit of the toll road operations increased by 17.9% as compared to the same period last year.

During the period, the 31.3% interest in GZI Real Estate Investment Trust ("GZI REIT") held by the Group brought about attributable profit of HK$33 million.

During the period, newsprint production was affected by the shut down of certain production lines for regular inspection and maintenance during the Chinese New Year and also revenue was affected by a drop in sales price, with a decrease of 11% as compared to the same period last year.

Future development strategy and business outlook

In the first half of 2006, Guangzhou City, where most of the Group's businesses are located, has a gross domestic product reaching RMB272.97 billion, representing an increase of 14.2% as compared to the previous year, and is 3.3% higher than the growth in national average. Economic development in the region is maintaining a growth trend.

With keen internal demand and healthy development of the Guangzhou property market for the period of January to June 2006, average transaction price reached RMB6,153 per square meter, representing an increase of 15.7% as compared to the same period last year. The Central Government introduced new macro-economic control measures in May 2006 to cool the overheating property market stipulating, amongst other things, that at least 70% of the residential units must be small units of less than 90 square meters in size. The Group believes that these macro-economic control measures would render the already relatively mature Guangzhou property market to become even more rational and healthy. For the Group, apart from increasing development of commercial projects, recent urban residential developments comprised mainly of units of less than 90 square meters, which is in line with the Central Government's policy as well as fitting with the demands of the general public



in the market. The overall good performance for the period from January to June 2006 registered an average sales price over RMB7,000 per square meter, which is relatively higher than the market average price in Guangzhou. Gross floor area ("GFA") of property under development during the period was over 1.3 million square meters, providing good supply of stock for the future.

Looking into the future, the rapid growth of the economy of Guangzhou would consolidate the position of the City as the economic and cultural centre of South China. With the continual improvement of the economy, the relatively mature property market, better understanding of the essence of the control measures introduced by the Central Government, the Guangzhou property price was showing a stable growth trend. Recent land auctions showed an average GFA cost of around RMB3,500 to RMB4,000 per square meter. Apart from realising the relative low cost advantage of its land bank, the Group will actively engage in land auctions in Guangzhou to increase its land reserve for the purpose of sustainable development.

On toll road operations, the Group will actively pursue opportunities in promising expressway projects to increase the scale of operation, either through acquisition or participation, in order to ensure long term stable growth in return to shareholders.

On newsprint production, following the upgrade and trial-run of production line 1 in June 2006 and further upgrades to be carried out to the other production lines, the Group's newsprint capacity is expected to increase substantially, bringing a larger market share, increased competitiveness and better return to shareholders.

FINANCIAL REVIEW

Results

For the six months ended 30 June 2006, the Group recorded a revenue of approximately HK$2,414 million (2005: HK$1,588 million), representing an increase of 52% as compared with the same period of the last year. The increase is mainly contributed from the increase in property sales as a result of the booming property market in the People's Republic of China ("PRC") and the disposal of Hong Kong properties. The revenue derived from toll roads has increased steadily due to the continual economic growth in the PRC. Because of keen domestic market competition, the overall performance of the newsprint business was less than promising, recording a decrease in revenue by 11% as compared with the same period of the last year despite the tonnage sold in the first half year has slightly increased by 1% as compared to the same period in 2005. Apart from this, the Group recorded a decrease in rental income after a portion of investment properties were sold through the spin-off of GZI REIT in December 2005. Despite the decrease in portfolio size of investment properties, the average rental rate continued to increase. There was also a significant increase in the share of results of associated entities by HK$50 million which was mainly contributed from GZI REIT. As at 30 June 2006, the Group held approximately 31.3% equity interest in GZI REIT on a long-term basis. In addition, finance costs decreased significantly by approximately 27% with repayment by the Company of approximately HK$700 million bank borrowings during the first half of the year.

Interim dividend

The Board has resolved to declare an interim dividend for 2006 of HK$0.0189 per share (2005: HK$0.01 per share) payable on 13 November 2006 to shareholders whose names appear on the register of members on 25 October 2006.

Liquidity and financial resources

The Board believes the importance of healthy liquidity position to sustainability of the operations of the Group. The Group's major sources of liquidity are from recurring cash flow of the business and committed banking facilities. As at 30 June 2006, the Group had net current assets of approximately HK$3,988 million (31 December 2005: HK$4,543 million). The Group generally finances its operations, with internally generated resources and bank borrowings. As at 30 June 2006, the Group had free cash reserves of approximately HK$2,390 million (31 December 2005: HK$3,226 million) for general working capital purposes.



- **Cash flow**

The following table summarises the Group's cash flows for the six months ended 30 June 2005 and 30 June 2006:

	Unaudited Six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
Net cash generated from operating activities	**531,123**	546,185
Net cash used in investing activities	**(273,129)**	(167,292)
Net cash used in financing activities	**(1,068,997)**	(15,799)
Net (decrease) / increase in cash and cash equivalents	**(811,003)**	363,094
Cash and cash equivalents at period end	**2,387,950**	1,169,241

Net cash generated from operating activities

For the six months ended 30 June 2006, net cash generated from operating activities was HK$531 million, a slight decrease of approximately HK$15 million from HK$546 million for the six months ended 30 June 2005, which showed steady net cash generated from operating activities.

Net cash used in investing activities

For the six months ended 30 June 2006, the Group acquired additional plant and equipment and further invested in a jointly controlled entity of the toll road operations. Net cash used in investing activities was HK$273 million, an increase of HK$106 million from the six months ended 30 June 2005.

Net cash used in financing activities

For the six months ended 30 June 2006, the net cash used in financing activities was HK$1,069 million, mainly represented by the repayment of bank borrowings, with an increase of HK$1,053 million from approximately HK$16 million for the six months ended 30 June 2005.

During the six months ended 30 June 2006, net decrease in cash and cash equivalents of HK$811 million was mainly represented by the repayment of bank borrowings.

- **Working capital**

As at 30 June 2006, the Group's net current assets amounted to HK$3,988 million (31 December 2005: HK$4,543 million). The decrease was mainly attributable to a decrease in bank balances and cash for repayment of bank borrowings. As at 30 June 2006, the Group's cash and cash equivalents amounted to HK$2,388 million (31 December 2005: HK$3,199 million).



- **Indebtedness**

The indebtedness of the Group was summarised as follows:

	As at 30 June 2006 Unaudited HK$'000	As at 31 December 2005 Audited HK$ '000
Secured bank borrowings	**2,654,332**	3,371,645
Unsecured bank borrowings	**1,980,333**	1,571,725
Unsecured other borrowings	**442,674**	509,396
Obligations under finance leases	**75**	92
Bank overdrafts	**2,147**	27,285
Total indebtedness	**5,079,561**	5,480,143
Ageing analysis:		
Repayable within one year	**1,258,476**	1,526,901
In the second year	**1,210,929**	812,512
In the third to fifth year	**2,185,738**	2,718,866
With no fixed repayment terms	**424,418**	421,864
	5,079,561	5,480,143

As at 30 June 2006, the Group's total indebtedness was HK$5,080 million, with a decrease of HK$400 million from HK$5,480 million as at 31 December 2005. The main reason for the decrease was the repayment of certain bank borrowings with the net proceeds from the disposal and spin-off transaction completed in December 2005. As a consequence, the Group's indebtedness position has strengthened and the ratio of the indebtedness to total assets decreased to 19% as at 30 June 2006 from 20% as at 31 December 2005.

Capital structure

The Group's capital structure was summarised as below:

	As at 30 June 2006		As at 31 December 2005	
	Unaudited HK$'000	**%**	Audited HK$'000	%
Bank borrowings	**4,634,665**	**30.8**	4,943,370	32.2
Shareholders' equity (excluding minority interests)	**10,398,648**	**69.2**	10,388,761	67.8
Total capitalisation	**15,033,313**	**100.0**	15,332,131	100.0
Gearing ratio	**31%**		32%	

As a result of improving capital efficiency of the Group, total bank borrowings share a smaller portion of the total capitalisation of the Group, which is reduced from 32.2% to 30.8%. As at 30 June 2006, total bank borrowings was HK$4,635 million, representing a decrease of 6.2% comparing to total bank borrowings of HK$4,943 million as at 31 December 2005. The ratio of total bank borrowings to total capitalisation (gearing ratio) was reduced to 31% as at 30 June 2006 from 32% as at 31 December 2005. As at 30 June 2006, shareholders' equity amounted to HK$10,399 million which accounted for 69.2% of the Group's total capitalisation.

Treasury policies

The Group's overall treasury and funding policy is that of risk management and liquidity control. The Group has centralised surplus fund and financing requirements to achieve better treasury control and lower cost of funds. Cash at banks are generally placed as short term fixed rate deposits in bank accounts in Hong Kong and Mainland China. The Group has neither placed fund in non-bank financial institutions nor trading of marketable securities.

Interest rate exposure

Interest expenses accounted for a significant proportion of the Group's finance cost. The Group's policy on interest rate management involves close monitoring of interest rate movements and replacing and entering into new banking facilities when good pricing opportunities arise. Interest rate swaps to hedge exposure to floating rates are used when appropriate.

Foreign exchange exposure

Since the business of the Group is mainly operated in Mainland China, revenue and cash flow are primarily denominated in Renminbi. Financing arranged by the Group in Hong Kong was mainly denominated in Hong Kong dollars. In respect of the Group's business activities in Mainland China that are conducted through its PRC subsidiaries, borrowings are mainly denominated in Renminbi to fund their operation in Mainland China during the period under review. In order to mitigate any possible Renminbi appreciation, the Group will proactively consider new foreign currency borrowings while maintaining an appropriate level of gearing in anticipation of new investments in Mainland China. At present, the rate of exchange between Renminbi and Hong Kong dollar is relatively stable and the Group's currency exposure is therefore minimal. The Group will review and monitor the risks relating to foreign exchange from time to time and will employ currency swaps, when appropriate, to hedge its currency exposure.

Capital expenditure

During the six months ended 30 June 2006, the Group had capital expenditure totaling HK$98 million (2005: HK$53 million) for the additional equity capital contribution to a jointly controlled entity. Other than the above, capital expenditure incurred on the purchase of property, plant and equipment and investment properties amounted to approximately HK$466 million (2005: HK$187 million).

Capital expenditure commitments

As at 30 June 2006, the Group had financial commitments in respect of equity capital to be injected to a jointly controlled entity of approximately HK$101 million (31 December 2005: HK$199 million). Other than the above, the Group also had capital commitments in respect of property, plant and equipment amounted to approximately HK$98 million as at 30 June 2006 (31 December 2005: HK$266 million).

Contingent liabilities

During the six months ended 30 June 2006, the Group had arranged bank financing for certain purchasers of new property units and provided guarantees to secure obligations for repayment by those purchasers of such loans. As at 30 June 2006, the total contingent liabilities exposure in this respect amounted to HK$502 million (31 December 2005: HK$264 million).

Employees and remuneration policy

As at 30 June 2006, the Group employed approximately 8,080 employees (31 December 2005: 7,900 employees), of whom approximately 7,950 employees (31 December 2005: 7,750 employees) were primarily engaged in the properties, toll roads and newsprint business.

The Group remunerates its employees largely based on industry practice, including contributory provident funds and other staff benefits. Other employee benefits include provident fund, insurance and medical cover, educational allowances and training programs. The Group has also adopted share option schemes, with options awarded to employees according to their performance. Promotion and salary adjustments are based on performance.

Disclosures Pursuant to Rule 13.21 of the Listing Rules

Reference was made to a HK$3,800 million loan agreement dated 30 May 2005 ("Loan Agreement") with a final maturity in June 2010. In accordance with the terms of the Loan Agreement, it shall be an event of default if Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu") ceases to maintain shareholding interest (whether directly or indirectly) of not less than 35 per cent in the issued voting share capital of the Company or an effective management control over the Company. This obligation has been duly complied with for the six months ended 30 June 2006.

By order of the Board
Ou Bingchang
Chairman

Hong Kong, 15 September 2006



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF
GUANGZHOU INVESTMENT COMPANY LIMITED ("the Company")
(incorporated in Hong Kong with limited liability)

INTRODUCTION

We have been instructed by the Company to review the interim financial report of the Company set out on pages 11 to 36.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on this interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by the HKICPA. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2006.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 15 September 2006

For the Six Months Ended 30 June 2006

	Note	Unaudited Six months ended 30 June 2006 HK$'000	2005 HK$'000
Revenue	4	**2,414,205**	1,588,191
Cost of sales		**(1,731,277)**	(1,237,618)
Gross profit		**682,928**	350,573
Revaluation surplus on investment properties		**68,975**	662,539
Loss on disposal of investment in an associated entity	20	**(2,470)**	—
Other gains		**232**	3,050
Selling and distribution expenses		**(81,956)**	(55,125)
General and administrative expenses		**(190,651)**	(279,046)
Profit from operations	5	**477,058**	681,991
Interest income		**30,440**	3,789
Finance costs		**(82,908)**	(114,092)
Share of profits less losses of			
- Jointly controlled entities		**39,209**	14,534
- Associated entities		**153,010**	103,008
Profit before taxation		**616,809**	689,230
Taxation	6	**(141,159)**	(327,893)
Profit for the period		**475,650**	361,337
Attributable to			
Equity holders of the Company		**318,716**	132,434
Minority interests		**156,934**	228,903
		475,650	361,337
Earnings per share for profit attributable to the equity holders of the Company			
- Basic	7	**HK 4.80 cents**	HK 2.08 cents
- Diluted	7	**HK 4.69 cents**	HK 2.05 cents
Interim dividend	8	**127,649**	64,028

The above condensed consolidated interim income statement should be read with the accompanying notes to this condensed consolidated interim financial information.

As at 30 June 2006

	Note	As at 30 June 2006 Unaudited HK$'000	As at 31 December 2005 Audited HK$'000
ASSETS			
Non-current assets			
Interests in toll highways and bridges	9	**1,923,886**	1,980,017
Property, plant and equipment	9	**1,945,106**	1,614,567
Investment properties	10	**3,643,134**	3,301,437
Leasehold land and land use rights	11	**4,594,109**	4,372,994
Interests in jointly controlled entities		**813,678**	685,729
Interests in associated entities		**2,808,914**	3,089,126
Deferred tax assets	18	**69,972**	67,980
Trade receivables, non-current portion		**—**	108,201
Available-for-sale financial assets		**371,376**	354,912
		16,170,175	15,574,963
Current assets			
Properties held for/under development		**3,043,599**	2,668,674
Properties held for sale		**605,797**	682,448
Leasehold land and land use rights	11	**2,656,660**	3,190,945
Other assets held for sale		**—**	397,000
Inventories		**311,043**	319,105
Trade receivables	12	**584,123**	431,675
Other receivables, prepayments and deposits		**449,742**	417,254
Tax recoverable		**45,292**	22,447
Charged bank deposits		**508,923**	164,892
Bank balances and cash		**2,390,097**	3,226,238
		10,595,276	11,520,678
LIABILITIES			
Current liabilities			
Trade payables	13	**377,102**	374,190
Land premium payables		**540,584**	617,319
Other payables and accrued charges		**4,378,634**	4,380,487
Borrowings	14	**1,258,476**	1,526,901
Tax payable		**52,570**	78,589
		6,607,366	6,977,486
Net current assets		**3,987,910**	4,543,192
Total assets less current liabilities		**20,158,085**	20,118,155

As at 30 June 2006

	Note	As at 30 June 2006 Unaudited HK$'000	31 December 2005 Audited HK$'000
Non-current liabilities			
Borrowings	14	**3,821,085**	3,953,242
Deferred tax liabilities	18	**2,321,180**	2,225,426
		6,142,265	6,178,668
Net assets		**14,015,820**	13,939,487
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	15	**672,690**	651,894
Other reserves	17	**6,410,243**	6,270,299
Retained earnings	17		
- Proposed dividend		**127,649**	467,041
- Others		**3,188,066**	2,999,527
		10,398,648	10,388,761
Minority interests		**3,617,172**	3,550,726
Total equity		**14,015,820**	13,939,487

The above condensed consolidated interim balance sheet should be read with the accompanying notes to this condensed consolidated interim financial information.

For the Six Months Ended 30 June 2006

	Unaudited Six months ended 30 June	
	2006	2005
	HK$000	HK$000
Net cash generated from operating activities	**531,123**	546,185
Net cash used in investing activities	**(273,129)**	(167,292)
Net cash used in financing activities	**(1,068,997)**	(15,799)
(Decrease)/Increase in cash and cash equivalents	**(811,003)**	363,094
Cash and cash equivalents at 1 January	**3,198,953**	806,147
Cash and cash equivalents at 30 June	**2,387,950**	1,169,241
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	**2,390,097**	1,178,174
Bank overdrafts	**(2,147)**	(8,933)
	2,387,950	1,169,241

The above condensed consolidated interim cash flow statement should be read with the accompanying notes to this condensed consolidated interim financial information.

For the Six Months Ended 30 June 2006

		Unaudited			
		Attributable to equity holders of the Company			
	Note	**Share capital** HK$'000	**Reserves** HK$'000	**Minority interests** HK$'000	**Total** HK$'000
Balance at 1 January 2006		651,894	9,736,867	3,550,726	13,939,487
Change in fair value of available-for-sale financial assets	17	—	10,557	556	11,113
Share of change in fair value of cash flow hedges of an associated entity	17	—	3,292	—	3,292
Fair value adjustment to loans from minority shareholder of subsidiaries	17	—	2,678	5,132	7,810
Currency translation differences	17	—	(2,081)	(7,915)	(9,996)
Net income/(expense) recognised directly in equity		—	14,446	(2,227)	12,219
Profit for the period		—	318,716	156,934	475,650
Total recognised income for the six months ended 30 June 2006		—	333,162	154,707	487,869
Employees share option scheme - value of employee services	17	—	4,514	—	4,514
Issue of share capital	15 & 17	20,796	120,720	—	141,516
Dividend relating to 2005	17	—	(469,305)	(92,107)	(561,412)
Capital injection to a subsidiary		—	—	3,846	3,846
		20,796	(344,071)	(88,261)	(411,536)
Balance at 30 June 2006		672,690	9,725,958	3,617,172	14,015,820

For the Six Months Ended 30 June 2006

		Unaudited			
		Attributable to equity holders of the Company			
	Note	Share capital HK$'000	Reserves HK$'000	Minority interests HK$'000	Total HK$'000
Balance at 1 January 2005		635,160	7,075,069	3,474,849	11,185,078
Change in fair value of available-for-sale financial assets	17	—	(21,673)	(43,964)	(65,637)
Fair value adjustment to loans from minority shareholder of subsidiaries	17	—	2,678	5,132	7,810
Currency translation differences	17	—	2,695	1,062	3,757
Net expenses recognised directly in equity		—	(16,300)	(37,770)	(54,070)
Profit for the period		—	132,434	228,903	361,337
Total recognised income for the six months ended 30 June 2005		—	116,134	191,133	307,267
Employees share option scheme - value of employee services	17	—	15,126	—	15,126
Issue of share capital	15 & 17	2,753	10,350	—	13,103
Dividend relating to 2004	17	—	(57,328)	(71,003)	(128,331)
		2,753	(31,852)	(71,003)	(100,102)
Balance at 30 June 2005		637,913	7,159,351	3,594,979	11,392,243

The above condensed consolidated interim statement of changes in equity should be read with the accompanying notes to this condensed consolidated interim financial information.

1 General information

Guangzhou Investment Company Limited ("the Company") and its subsidiaries (together "the Group") is principally engaged in the development, selling and management of properties and holding of investment properties, operation and management of toll highways and bridges and manufacturing and trading of newsprint. The Group's operations are mainly in places within Hong Kong and Mainland China ("Mainland China").

The Company is a limited liability company incorporated in Hong Kong. The address of its registered office is 26th Floor, Yue Xiu Building, 160 Lockhart Road, Wanchai, Hong Kong.

The Company's shares are listed on The Stock Exchange of Hong Kong Limited and Singapore Exchange Securities Trading Limited. The condensed consolidated interim financial information was approved for issue by the Board of Directors of the Company on 15 September 2006.

2 Basis of preparation

This condensed consolidated interim financial information for the six months ended 30 June 2006 has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and should be read in conjunction with the audited financial statements for the year ended 31 December 2005.

3 Accounting policies

The accounting policies adopted are consistent with those of the audited financial statements for the year ended 31 December 2005. The following new standards, amendments to standards and interpretations are mandatory for the financial year ending 31 December 2006.

(a) Effect of adopting new standards, amendments to standards and interpretations

The following new standards, amendments to standards and interpretations are mandatory for the financial year ending 31 December 2006.

- Amendment to HKAS 19, 'Actuarial gains and losses, group plans and disclosures';
- Amendment to HKAS 21, Amendment 'Net investment in a foreign operation';
- Amendment to HKAS 39, Amendment 'The fair value option' on the classification and valuation of the Group's financial instruments classified as at fair value through profit or loss prior to 1 January 2006;
- Amendment to HKAS 39, Amendment 'Cash flow hedge accounting of forecast intragroup transactions';
- Amendment to HKAS 39 and HKFRS 4, Amendment 'Financial guarantee contracts';
- HKFRS 6, 'Exploration for and evaluation of mineral resources';
- HK(IFRIC)-Int 4, 'Determining whether an arrangement contains a lease';
- HK(IFRIC)-Int 5, 'Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds'; and
- HK(IFRIC)-Int 6, 'Liabilities arising from participating in a specific market – waste electrical and electronic equipment'.

The adoption of the above has no material impact to the condensed consolidated interim financial information of the Group.

3 Accounting policies (cont'd)

(b) Standards, amendments to standards and interpretations that have been issued but are not effective

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

- HK(IFRIC)-Int 7, 'Applying the Restatement Approach under HKAS 29', effective for annual periods beginning on or after 1 March 2006;
- HK(IFRIC)-Int 8, 'Scope of HKFRS 2', effective for annual periods beginning on or after 1 May 2006;
- HK(IFRIC)-Int 9, 'Reassessment of Embedded Derivatives', effective for annual periods beginning on or after 1 June 2006;
- HKFRS 7, 'Financial instruments: Disclosures', effective for annual periods beginning on or after 1 January 2007; and HKAS 1, 'Amendments to capital disclosures', effective for annual periods beginning on or after 1 January 2007.

The management does not expect HK(IFRIC)-Int 7, 8 and 9 to be relevant to the Group. The Group assessed the impact of HKFRS 7 and the amendment to HKAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by the amendment to HKAS 1. The Group will apply HKFRS 7 and the amendment to HKAS 1 from accounting periods beginning on 1 January 2007.

4 Segment information

The Group is principally engaged in the development, selling and management of properties and holding of investment properties, operation and management of toll highways and bridges and manufacturing and trading of newsprint. Revenue and segment results for the period are as follows:

Primary reporting format - business segments

The Group operates mainly in Hong Kong and Mainland China and in three business segments:

— Properties - development, selling and management of properties and holding of investment properties

— Toll operations - operation and management of toll highways and bridges

— Paper - manufacturing and trading of newsprint

There are no significant sales between the business segments.

Secondary reporting format - geographical segments

The Group's three business segments are mainly operated in Hong Kong and Mainland China:

Hong Kong - properties
Mainland China - properties, toll operations and paper
Others - properties

There are no significant sales between the geographical segments.

4 Segment information (cont'd)

Primary reporting format - business segments

	Properties		Toll operations		Paper		Group	
	Six months ended 30 June							
	2006 HK$'000	2005 HK$'000	**2006 HK$'000**	2005 HK$'000	**2006 HK$'000**	2005 HK$'000	**2006 HK$'000**	2005 HK$'000
Revenue	**1,656,037**	767,512	**211,362**	204,006	**546,806**	616,673	**2,414,205**	1,588,191
Segment results	**387,280**	551,399	**90,003**	87,926	**20,348**	68,505	**497,631**	707,830
Interest income							**30,440**	3,789
Unallocated operating costs							**(20,573)**	(25,839)
Finance costs							**(82,908)**	(114,092)
Share of profits less losses of:								
- Jointly controlled entities	**8,720**	(5,474)	**30,489**	20,008	**—**	—	**39,209**	14,534
- Associated entities	**33,159**	2,220	**119,851**	100,788	**—**	—	**153,010**	103,008
Profit before taxation							**616,809**	689,230
Taxation							**(141,159)**	(327,893)
Profit for the period							**475,650**	361,337
Capital expenditure	**106,654**	84,350	**749**	1,309	**358,968**	101,569	**466,371**	187,228
Depreciation and amortisation	**113,614**	79,094	**54,904**	52,057	**33,208**	57,964	**201,726**	189,115
Segment assets	**17,804,742**	17,398,149	**2,387,214**	2,468,584	**2,744,263**	2,127,807	**22,936,219**	21,994,540
Interests in jointly controlled entities	**210,044**	210,180	**603,634**	475,549	**—**	—	**813,678**	685,729
Interests in associated entities	**1,144,441**	1,402,584	**1,664,473**	1,686,542	**—**	—	**2,808,914**	3,089,126
Unallocated assets							**206,640**	1,326,246
Total assets							**26,765,451**	27,095,641
Segment liabilities	**7,246,323**	6,743,262	**529,988**	610,764	**1,660,138**	1,014,947	**9,436,449**	8,368,973
Unallocated liabilities							**3,313,182**	4,787,181
Total liabilities							**12,749,631**	13,156,154

Capital expenditure comprises additions to property, plant and equipment (note 9), interests in toll highways and bridges (note 9) and investment properties (note 10).

4 Segment information (cont'd)

Secondary reporting format - geographical segments

	Revenue		Capital expenditure		Total assets	
	For the six months ended 30 June					
					As at 30 June	As at 31 December
	2006	2005	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	649,621	82,853	14,460	1,686	975,392	1,460,136
Mainland China	1,764,076	1,504,457	451,911	185,533	25,592,258	23,984,427
Overseas	508	881	—	9	36,746	35,711
	2,414,205	1,588,191	466,371	187,228	26,604,396	25,480,274
Unallocated assets					161,055	1,615,367
Total assets					26,765,451	27,095,641

5 Profit from operations

The following items have been charged/(credited) to the profit from operations during the interim period:

	Six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
Amortisation/depreciation of interests in toll highways and bridges	53,728	50,779
Amortisation of leasehold land and land use rights	70,754	58,664
Depreciation:		
- Owned property, plant and equipment	77,227	79,659
- Leased property, plant and equipment	17	13
Provision for doubtful debts	—	49,272
Provision for impairment in value of property, plant and equipment	—	10,418
Reversal of provision for impairment loss of properties held for/under development	(9,691)	—
Write-down of properties held for/under development to net realisable value	—	31,850

6 Taxation

(a) Hong Kong profits tax has been provided at the rate of 17.5 per cent (2005:17.5 per cent) on the estimated assessable profit for the period.

(b) China enterprise income taxation is provided on the profits of the Group's subsidiaries, jointly controlled entities and associated companies in Mainland China in accordance with the Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises ("China Tax Law") at 18 per cent to 33 per cent (2005: 18 per cent to 33 per cent). Under the China Tax Law, certain of the Group's subsidiaries, jointly controlled entities and associated entities in Mainland China are entitled to an income tax holiday for two to five years from its first profit making year followed by a 50 per cent reduction in income tax for the next three to five years.

(c) China land appreciation tax is levied at progressive rates ranging from 30 per cent to 60 per cent (2005: 30 per cent to 60 per cent) on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including costs of land and development and construction expenditure.

(d) The amount of taxation charged to the condensed consolidated interim income statement represents:

	Six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
Current taxation		
- Hong Kong profits tax	**1,927**	809
- China enterprise income tax	**41,461**	33,821
- China land appreciation tax	**4,009**	2,210
Under provision in prior years	**47,738**	5,545
Deferred taxation	**46,024**	285,508
	141,159	327,893

Share of China enterprise income taxation attributable to the following are included in the condensed consolidated interim income statement as share of results of jointly controlled entities and associated entities:

	Six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
Jointly controlled entities		
- current taxation	**—**	602
- deferred taxation	**1,037**	1,668
Associated entities		
- current taxation	**9,489**	8,521
- deferred taxation	**15,882**	5,648

7 Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	Six months ended 30 June	
	2006	2005
Profit attributable to equity holders of the Company (HK$'000)	**318,716**	132,434
Weighted average number of ordinary shares in issue ('000)	**6,636,625**	6,362,643
Basic earnings per share	**HK4.80 cents**	HK2.08 cents

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has share options outstanding during the period which are dilutive potential ordinary shares. Calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average daily market price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options.

	Six months ended 30 June	
	2006	2005
Profit attributable to equity holders of the Company (HK$'000)	**318,716**	132,434
Weighted average number of ordinary shares in issue ('000)	**6,636,625**	6,362,643
Adjustments for - share options ('000)	**160,641**	96,957
Weighted average number of ordinary shares for diluted earnings per share ('000)	**6,797,266**	6,459,600
Diluted earnings per share	**HK4.69 cents**	HK2.05 cents

8 Interim dividend

	Six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
2006 interim, proposed of HK1.89 cents (2005: HK1.00 cent) per share	**127,649**	64,028



9 Capital expenditure

	Interests in toll highways and bridges			
	Intangible operating rights	Tangible infrastructure	Total	Property, plant and equipment
	HK$'000	HK$'000	HK$'000	HK$'000
Six months ended 30 June 2006				
Opening net book value at 1 January 2006	1,648,510	331,507	1,980,017	1,614,567
Exchange difference	(2,403)	—	(2,403)	—
Additions	—	—	—	426,066
Disposals	—	—	—	(18,283)
Depreciation and amortisation	(47,185)	(6,543)	(53,728)	(77,244)
Closing net book value at 30 June 2006	1,598,922	324,964	1,923,886	1,945,106

	Interests in toll highways and bridges			
	Intangible operating rights	Tangible infrastructure	Total	Property, plant and equipment
	HK$'000	HK$'000	HK$'000	HK$'000
Six months ended 30 June 2005				
Opening net book value at 1 January 2005	1,703,684	336,336	2,040,020	1,351,352
Additions	1,037	—	1,037	123,266
Disposals	—	—	—	(51,501)
Transfer from properties held for sale	—	—	—	33,376
Transfer to investment properties	—	—	—	(1,033)
Depreciation and amortisation	(44,473)	(6,306)	(50,779)	(79,672)
Closing net book value at 30 June 2005	1,660,248	330,030	1,990,278	1,375,788



10 Investment properties

	Six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
At 1 January	**3,301,437**	4,775,305
Additions	**40,305**	62,925
Transfer from properties held for sale	**234,437**	88,584
Transfer from leasehold land and land use right	**14,460**	47,238
Transfer from property, plant and equipment	**—**	1,033
Revaluation surplus	**68,975**	662,539
Disposals	**(16,480)**	(178,823)
At 30 June	**3,643,134**	5,458,801

11 Leasehold land and land use rights

	Six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
At 1 January	**7,563,939**	7,057,317
Additions	**4,234**	—
Disposals	**(232,190)**	(89,163)
Transfer to investment properties	**(14,460)**	(47,238)
Amortisation	**(70,754)**	(58,664)
At 30 June	**7,250,769**	6,862,252
Analysed as:		
Non-current	**4,594,109**	3,124,223
Current	**2,656,660**	3,738,029
	7,250,769	6,862,252

12 Trade receivables

The Group has defined credit policies for different business segments and markets. The credit terms of the Group are generally within three months. The ageing analysis of the trade receivables is as follows:

	30 June 2006 HK$'000	31 December 2005 HK$'000
0 - 30 days	**182,374**	117,983
31 - 90 days	**75,070**	92,634
91 - 180 days	**44,826**	40,969
181 - 365 days	**92,151**	45,295
Over 1 year	**189,702**	134,794
	584,123	431,675

13 Trade payables

Trade payables include trade balances with creditors and retention money payable on construction contracts. The ageing analysis of the trade payables is as follows:

	30 June 2006 HK$'000	31 December 2005 HK$'000
0 - 30 days	**15,840**	103,911
31 - 90 days	**13,451**	52,172
91 - 180 days	**285,341**	14,714
181 - 365 days	**3,378**	41,454
Over 1 year	**59,092**	161,939
	377,102	374,190

14 Borrowings

	30 June 2006 HK$'000	31 December 2005 HK$'000
Non-current		
Long-term bank borrowings		
- Secured	**2,400,626**	2,866,479
- Unsecured	**977,740**	577,309
Obligations under finance leases	**45**	58
Loan from a related company *(note 24)*	**18,256**	87,532
Loans from minority shareholders of subsidiaries *(note 24)*	**424,418**	421,864
	3,821,085	3,953,242
Current		
Bank overdrafts	**2,147**	27,285
Short-term bank borrowings		
- Secured	**115,385**	48,077
- Unsecured	**772,112**	703,070
Current portion of long-term bank borrowings		
- Secured	**138,321**	457,089
- Unsecured	**230,481**	291,346
Current portion of obligations under finance leases	**30**	34
	1,258,476	1,526,901
Total borrowings	**5,079,561**	5,480,143

The maturity of borrowings is as follows:

	Bank borrowings and overdrafts		Obligations under finance leases and other loans	
	30 June 2006 HK$'000	31 December 2005 HK$'000	30 June 2006 HK$'000	31 December 2005 HK$'000
Within one year	**1,258,446**	1,526,867	**30**	34
In the second year	**1,192,628**	812,478	**18,301**	34
In the third to fifth year	**2,185,738**	2,631,310	**—**	87,556
With no fixed repayment terms	**—**	—	**424,418**	421,864
	4,636,812	4,970,655	**442,749**	509,488

15 Share capital

	Number of shares '000	HK$'000
Authorised:		
10,000,000,000 ordinary shares of HK$0.10 each	10,000,000	1,000,000
Issued and fully paid:		
At 1 January 2005	6,351,598	635,160
Issue of shares upon exercise of share options	27,528	2,753
At 30 June 2005	6,379,126	637,913
At 1 January 2006	6,518,936	651,894
Issue of shares upon exercise of share options	207,965	20,796
At 30 June 2006	6,726,901	672,690

During the period, 207,965,000 ordinary shares of HK$0.1 each were issued upon the exercise of share options (see note 16).

16 Share options

On 26 June 2002, the Company has adopted a new share option scheme, under which it may grant options to employees (including directors of the Company) to subscribe for shares in the Company, subject to a maximum of 10 per cent of the number of shares in issue as at 26 June 2002. The exercise price will be determined by the Company's Board of Directors and shall at least be the highest of (i) the closing price of the Company's shares on the date of grant of the options, (ii) an average closing price of the Company's shares for the five business days immediately preceding the date of grant of the options, and (iii) the nominal value of the Company's shares.

Movement of share options is as follows:

	Number of share options '000
At 1 January 2005	604,008
Exercised during the period	(27,528)
Lapsed during the period	(8,496)
At 30 June 2005	567,984
At 1 January 2006	425,014
Exercised during the period	(207,965)
At 30 June 2006	217,049

16 Share options (cont'd)

Particulars of the share options outstanding as at 30 June 2006 and 30 June 2005 are as follows:

			Number of share options	
Date of grant	Exercise period	Exercise price HK$	**30 June 2006 '000**	30 June 2005 '000
Old share option scheme				
14 December 1999	14 December 2000 - 13 December 2005	0.5008	**—**	6,798
New share option scheme				
2 May 2003	2 May 2003 - 1 May 2013	0.4100	**13,330**	86,876
2 June 2003	2 June 2003 - 1 June 2013	0.5400	**39,800**	58,950
27 October 2003	27 October 2003 - 26 October 2013	0.8140	**3,650**	12,404
23 December 2003	23 December 2003 - 22 December 2013	0.8460	**28,368**	100,234
23 June 2004	23 June 2004 - 22 June 2014	0.6300	**131,901**	302,722
			217,049	567,984

All outstanding options (30 June 2005: 394,559,200 out of 567,984,000) were exercisable as at 30 June 2006.

The fair value of options granted was determined using the Black-Scholes valuation model which was performed by an independent valuer, Greater China Appraisal Limited. The significant inputs into the model were share price at the grant date, exercise price, standard deviation of expected share price returns, expected life of options, expected dividend paid out rate and annual risk-free rate. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over one year before the option grant date.

17. Reserves

	Share premium HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Statutory reserves HK$'000	Exchange fluctuation reserve HK$'000	Available-for-sale financial assets fair value reserve HK$'000	Employee share-based compensation reserve HK$'000	Hedging reserve HK$'000	Retained profits HK$'000	Total HK$'000
As at 1 January 2006	5,813,273	1,815	10,712	110,979	150,186	134,175	49,159	—	3,466,568	9,736,867
Issue of shares net of issuing expenses	120,720	—	—	—	—	—	—	—	—	120,720
Change in fair value of financial assets	—	—	—	—	—	10,557	—	—	—	10,557
Exchange differences	—	—	—	—	(2,081)	—	—	—	—	(2,081)
Transfer to statutory reserves	—	—	—	264	—	—	—	—	(264)	—
Employees share option scheme - value of employee services	—	—	—	—	—	—	4,514	—	—	4,514
Fair value adjustment to loans from minority shareholder of subsidiaries	—	—	2,678	—	—	—	—	—	—	2,678
Share of change in fair value of cash flow hedges of an associated entity	—	—	—	—	—	—	—	3,292	—	3,292
Profit for the period	—	—	—	—	—	—	—	—	318,716	318,716
Dividend relating 2005	—	—	—	—	—	—	—	—	(469,305)	(469,305)
As at 30 June 2006	5,933,993	1,815	13,390	111,243	148,105	144,732	53,673	3,292	3,315,715	9,725,958
Representing:										
2006 interim dividend proposed									127,649	
Others									3,188,066	
									3,315,715	

17 Reserves (cont'd)

	Share premium HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Statutory reserves HK$'000	Exchange fluctuation reserve HK$'000	Available-for-sale financial assets fair value reserve HK$'000	Employee share-based compensation reserve HK$'000	Retained profits HK$'000	Total HK$'000
As at 1 January 2005	5,740,733	1,815	5,356	79,397	(78,299)	—	26,635	1,299,432	7,075,069
Issue of shares net of issuing expenses	10,350	—	—	—	—	—	—	—	10,350
Transfer to available-for-sale financial assets fair value reserve	—	—	—	—	—	163,068	—	(163,068)	—
Exchange differences	—	—	—	—	2,695	—	—	—	2,695
Transfer to statutory reserves	—	—	—	7,333	—	—	—	(7,333)	—
Employees share option scheme - value of employee services	—	—	—	—	—	—	15,126	—	15,126
Fair value adjustment to loans from minority shareholder of subsidiaries	—	—	2,678	—	—	—	—	—	2,678
Change in fair value of financial assets	—	—	—	—	—	(21,673)	—	—	(21,673)
Profit for the period	—	—	—	—	—	—	—	132,434	132,434
Dividend relating to 2004	—	—	—	—	—	—	—	(57,328)	(57,328)
As at 30 June 2005	5,751,083	1,815	8,034	86,730	(75,604)	141,395	41,761	1,204,137	7,159,351
Representing:									
2005 interim dividend proposed								64,028	
Others								1,140,109	
								1,204,137	

Statutory reserves represent enterprise expansion and general reserve funds set by the subsidiaries and associated entities in Mainland China. As stipulated by regulation in Mainland China, the Company's subsidiaries and associated entities established and operated in Mainland China are required to appropriate a portion of their after-tax profits (after offsetting prior year losses) to the enterprise expansion and general reserve funds, at rates determined by their respective boards of directors. According to the Regulations for the Implementation of the Law of The People's Republic of China on Joint Ventures Using Chinese and Foreign Investment, upon approval by the board, the general reserve fund may be used for making up losses and increasing capital while the enterprise expansion fund may be used for increasing capital.

18 Deferred taxation

Deferred taxation is calculated in full on temporary differences under the liability method using the applicable income tax rates.

Deferred taxation as at 30 June 2006 and 31 December 2005 represents:

	30 June 2006 HK$'000	31 December 2005 HK$'000
Deferred tax assets		
- Hong Kong profits tax	**8,844**	8,844
- China enterprise income tax	**61,128**	59,136
	69,972	67,980
Deferred tax liabilities		
- Hong Kong profits tax	**17,121**	17,121
- China enterprise income tax	**1,308,633**	1,273,147
- China land appreciation tax	**995,426**	935,158
	2,321,180	2,225,426

19 Contingent liabilities

	30 June 2006 HK$'000	31 December 2005 HK$'000
Guarantees for mortgage facilities granted to certain purchasers of the Group's properties units *(Note)*	**501,512**	264,272

Note:

The Group has arranged bank financing for certain purchasers of property units and provided guarantees to secure obligations of such purchasers for repayments. Such guarantees terminate upon issuance of the real estate ownership certificate.

Except for the above, there is no material change in contingent liabilities since the last annual balance sheet date.

20 Loss on disposal of investment in an associated entity

During the period, the Group disposed of certain investment in an associated entity with a carrying value of approximately HK$263 million for a cash consideration of approximately HK$261 million, resulting in a loss on disposal of approximately HK$2 million.

21 Commitments under operating leases

The Group had future aggregate minimum lease payments under non-cancellable operating leases in respect of land and buildings as follow:

	30 June 2006 HK$'000	31 December 2005 HK$'000
Not later than one year	**39,238**	28,370
Later than one year and not later than five years	**125,233**	91,120
Later than five years	**276,638**	207,841
	441,109	327,331

22 Other commitments

	30 June 2006 HK$'000	31 December 2005 HK$'000
Commitments in respect of property, plant and equipment, contracted but not provided for	**98,180**	265,869
Financial commitment in respect of equity capital to be injected to a jointly controlled entity	**101,000**	198,558

23 Pledge of assets

As at 30 June 2006, certain banking facilities and loans granted to the Group were secured by the following:

(a) certain of the Group's properties held under development, investment properties and other properties with an aggregate carrying value of approximately HK$876 million (31 December 2005: HK$1,660 million), HK$1,794 million (31 December 2005: HK$1,725 million) and HK$128 million (31 December 2005: HK$128 million) respectively;

(b) certain of the Group's leasehold land and land use rights with an aggregate carrying value of approximately HK$950 million (31 December 2005:HK$950 million);

(c) floating charge over certain assets of certain subsidiaries of the Group with an aggregate net book value (excluding intercompany loans) of approximately HK$8,302 million (31 December 2005: HK$ 7,745 million);

(d) mortgages of the Group's shareholdings in certain subsidiaries of the Group; and

(e) assignment of loans to subsidiaries with an aggregate amount of approximately HK$7,050 million (31 December 2005: HK$6,795 million).

24 Significant related party transactions

(a) Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarises the names of related parties, with whom the Group had significant transaction(s) during the period, and their relationship with the Company as at 30 June 2006:

Related parties	Relationship with the Company
Yue Xiu Enterprises (Holdings) Limited ("YXE")	A substantial shareholder
Yue Xiu International Development Limited ("YXIDL")	A subsidiary of YXE
Yue Xiu Finance Company Limited ("YXF")	A subsidiary of YXE
Guangzhou Construction & Development Holdings Limited ("GCDHL")	A minority shareholder of subsidiaries
Guangzhou Paper Holdings Limited ("GZPHL")	A minority shareholder of a subsidiary
Guangzhou Northern Second Ring Expressway Co., Ltd.	A jointly controlled entity of a subsidiary
Guangzhou Western Second Ring Expressway Co., Ltd	A jointly controlled entity of a subsidiary
Guangdong Humen Bridge Co., Ltd.	An associated entity of a subsidiary
Guangdong Qinglian Highway Development Co., Ltd.	An associated entity of a subsidiary
Guangdong Shantou Bay Bridge Co., Ltd.	An associated entity of a subsidiary
Guangzhou Northring Freeway Co., Ltd.	An associated entity of a subsidiary
GZI Real Estate Investment Trust ("GZI REIT")	An associated entity of a subsidiary

24 Significant related party transactions (cont'd)

(b) Transactions with related parties

	Six months ended 30 June	
	2006 HK$'000	2005 HK$'000
Transactions with YXE		
Rental expenses paid to YXE	**(861)**	(1,127)
Loan interest paid to YXE	**(375)**	(3,617)
Service fee paid to YXE	**(800)**	—
Transactions with GZPHL		
Rental and utility expenses paid to GZPHL *(Note i)*	**(145,916)**	(136,343)
Transactions with YXF		
Management fee paid to YXF	**(400)**	—
Service fee paid to YXF	**(90)**	—
Transaction with YXIDL		
Loan interest paid to YXIDL	**(2,036)**	(1,081)
Transaction with GCDHL		
Deposit for potential acquisition of certain properties	**(44,615)**	—
Transactions with GZI REIT		
Asset management fee received from GZI REIT	**11,445**	—
Decoration expenses received from GZI REIT *(Note ii)*	**358**	—
Tenancy services fee received from GZI REIT	**6,097**	—
Rental expenses paid to GZI REIT	**(1,502)**	—

Note:

(i) The rental and utility expenses paid to GZPHL were conducted in accordance with the terms of the wavier granted by the shareholders in early 2005.

(ii) In January 2006, the Group entered into an agreement (the "Main Contract") of HK$4,977,741 with GZI REIT in connection with the renovation of certain units of White Horse Building. Pursuant to supplementary agreements entered into between the Group, GZI REIT and two third-party subcontractors dated 28 January 2006, the Group subcontracted part of the contract work, amounting to HK$4,579,522 of the contract sum of the Main Contract, to these third-party subcontractors.

(iii) All other related party transactions were carried out at the terms as agreed by the relevant parties.

24 Significant related party transactions (cont'd)

(c) Balances with related parties

	30 June 2006 HK$'000	31 December 2005 HK$'000
Loans to associated entities *(Note i and iii)*	**618,576**	747,322
Amounts due from associated entities *(Notes i, ii and iv)*	**75,143**	60,150
Amounts due from jointly controlled entities *(Note i and ii)*	**147,105**	147,105
Amounts due to associated entities *(Note ii and v)*	**(91,857)**	(119,938)
Amounts due to jointly controlled entities *(Note ii and v)*	**(83,559)**	(83,559)
Amount due from a minority shareholder of subsidiaries *(Note ii and v)*	**44,615**	—
Amounts due to minority shareholders of subsidiaries *(Note ii and v)*	**(28,231)**	(112,868)
Amounts due from related companies *(Note ii and v)*	**—**	1,510
Amounts due to related companies *(Note ii and v)*	**(23,147)**	(45,333)
Amounts due to a shareholder *(Note ii and v)*	**(4,252)**	(148,626)

Note:

(i) These balances are included in interests in jointly controlled entities and interests in associated entities.

(ii) These balances are unsecured, interest-free and repayable on demand.

(iii) The loan balances are unsecured, have no fixed repayment terms and bear interest at the prevailing US dollars prime rates ranging from 7.25 per cent to 8 per cent (2005: 5.250 per cent to 7.250 per cent) per annum or lending rates of financial institutions in China at 6.120 per cent to 6.39 per cent (2005: 6.120 per cent) per annum.

(iv) Included in the amount as at 30 June 2006 is a balance due from GZI REIT of approximately HK$23,941,000, which was fully settled subsequent to the period end.

(v) These balances are included in the other receivables, prepayments and deposits and other payables and accrued charges.

24 Significant related party transactions (cont'd)

(d) Borrowings from related parties

	30 June 2006 HK$'000	31 December 2005 HK$'000
Loan from a related company *(Note i)*	**(18,256)**	(87,532)
Loans from minority shareholders of subsidiaries *(Note ii)*	**(424,418)**	(421,864)

Note:

(i) The loan balance of HK$18,256,000 (2005: HK$87,532,000) bears interest at Hong Kong Inter Bank Offered Rate plus 1 per cent per annum.

(ii) Except for an aggregate amount of HK$124,038,000 (2005: HK$120,561,000) which bears interest at the prevailing Bank of China RMB long-term lending rates of 6.12 per cent to 6.39 per cent (2005: 6.12 per cent) per annum, the loans from minority shareholders of subsidiaries are interest-free.

(iii) All balances are unsecured and not repayable within one year.

(e) Key management compensation

Key management compensation amounted to HK$9,139,000 for the six months ended 30 June 2006 (2005: HK$6,760,000).

25 Significant events after the balance sheet date

On 10 July 2006, the Group entered into several agreements with third-parties to purchase machinery and equipment with a total consideration of approximately HK$1 billion.

Interests of Directors

As at 30 June 2006, the interests and short positions of the directors of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), which are required to be recorded in the register maintained by the Company under Section 352 of the SFO or notified to the Company and The Stock Exchange of Hong Kong Limited ("Stock Exchange") were as follows:

1. Long positions in shares of the Company:

Name of Director	Nature of interest	Beneficial interest in shares	Approximate % of interest
Mr Tang Shouchun	Personal	2,340,000	0.03
Mr Yu Lup Fat Joseph	Personal	3,500,000	0.05
Mr Lee Ka Lun	Personal	3,500,000	0.05

2. Long positions in underlying shares of equity derivatives of the Company:

			Number of share options			
Name of Director	Date of grant	Exercise price per share HK$	outstanding as at 1 January 2006	exercised during the period	weighted average closing price (d) HK$	outstanding as at 30 June 2006
Mr Ou Bingchang	02/06/2003 (a)	0.54	9,000,000	—	N/A	9,000,000
Mr Liang Yi	02/06/2003 (a)	0.54	7,000,000	—	N/A	7,000,000
Mr Li Fei	02/06/2003 (a)	0.54	7,000,000	—	N/A	7,000,000
Mr Chen Guangsong	02/06/2003 (a)	0.54	8,000,000	—	N/A	8,000,000
Mr Tang Shouchun	23/06/2004 (b)	0.63	3,900,000 (c)	2,340,000	1.45	1,560,000
Mr Wang Hongtao	23/06/2004 (b)	0.63	320,000 (c)	—	N/A	320,000
Mr Yu Lup Fat Joseph	02/06/2003 (a)	0.54	3,500,000	3,500,000	1.34	—
Mr Lee Ka Lun	02/06/2003 (a)	0.54	2,450,000	2,450,000	1.35	—

Notes:

(a) The share options are exercisable from 2 June 2003 to 1 June 2013, of which a maximum of up to (i) 30 per cent; and (ii) 60 per cent (inclusive of any options exercised under (i)) thereof are exercisable during the period (i) up to the first anniversary; and (ii) up to the second anniversary of the date of grant, respectively.

(b) The share options are exercisable from 23 June 2004 to 22 June 2014, of which a maximum of up to (i) 30 per cent; and (ii) 60 per cent (inclusive of any options exercised under (i)) thereof are exercisable during the period (i) up to the first anniversary; and (ii) up to the second anniversary of the date of grant, respectively.

(c) Balance as at 28 February 2006, date of appointment of Mr Tang Shouchun and Mr Wang Hongtao as directors of the Company.

(d) The weighted average closing price per share immediately before the dates on which the options were exercised.

Save as disclosed herein, as at 30 June 2006, none of the directors of the Company had or was deemed to have any interest or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which are required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.



Discloseable Interests of Shareholders under the Securities and Futures Ordinance

As at 30 June 2006, the following persons have an interest or short position in the shares or underlying shares of the Company which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

Name	Capacity	Long position in shares	Approximate % of interest
Yue Xiu *(Note)*	Interests of controlled corporations	3,078,435,248	45.98
Gandhara Master Fund Ltd.	Investment manager	340,540,000	5.11

Note:

The capacity of Yue Xiu in holding the 3,078,435,248 shares was attributable to interests of controlled corporations. Details of the breakdown of the shares held by Yue Xiu were as follows:

Name	Long position in shares
Yue Xiu	3,078,435,248
Excellence Enterprises Co., Ltd. ("Excellence")	3,068,548,981
Bosworth International Limited ("Bosworth")	2,173,846,821
Sun Peak Enterprises Ltd. ("Sun Peak")	565,683,000
Novena Pacific Limited ("Novena")	565,683,000
Shine Wah Worldwide Limited ("Shine Wah")	158,049,000
Morrison Pacific Limited ("Morrison")	158,049,000
Perfect Goal Development Co., Ltd. ("Perfect Goal")	135,737,000
Greenwood Pacific Limited ("Greenwood")	135,737,000
Seaport Development Limited ("Seaport")	35,233,160
Goldstock International Limited ("Goldstock")	35,233,160
Yue Xiu Finance Company Limited ("YXF")	9,886,267

(i) 2,173,846,821 shares were held by Bosworth, which was wholly-owned by Excellence which was, in turn, wholly-owned by Yue Xiu.

(ii) 565,683,000 shares were held by Novena, which was wholly-owned by Sun Peak which was, in turn, wholly-owned by Excellence.

(iii) 158,049,000 shares were held by Morrison, which was wholly-owned by Shine Wah which was, in turn, wholly-owned by Excellence.

(iv) 135,737,000 shares were held by Greenwood, which was wholly-owned by Perfect Goal which was, in turn, wholly-owned by Excellence.

(v) 35,233,160 shares were held by Goldstock, which was wholly-owned by Seaport which was, in turn, wholly-owned by Excellence.

(vi) 9,886,267 shares were held by YXF, which was wholly-owned by Yue Xiu.



Share Options

(i) The Company

Pursuant to the share option scheme ("Share Option Scheme") approved by shareholders of the Company on 23 June 1998, the Board may, at their discretion, offer to directors and employees of the Company or any of its subsidiaries options to subscribe for ordinary shares in the Company. The Share Option Scheme is designed to act as an incentive to employees and executives of the Group.

On 26 June 2002, the shareholders of the Company approved the resolutions relating to the termination of the Share Option Scheme and the adoption of a new share option scheme ("2002 Share Option Scheme"). Upon termination of the Share Option Scheme, no further share options will be granted thereunder but all the outstanding share options granted prior to such termination continue to be valid and exercisable in accordance therewith, and only those provisions of the Share Option Scheme which are required to give effect to the outstanding share options continue to remain in force for such purpose. The 2002 Share Option Scheme complies with the amendments to Chapter 17 of the Rules Governing the listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

Pursuant to the 2002 Share Option Scheme, the Board may grant to any person being an employee, officer, director, agent, consultant or representative of Yue Xiu, the Company or any of their respective subsidiaries ("Participants") options to subscribe for shares in the Company. The purpose of the 2002 Share Option Scheme is to provide incentives to Participants to contribute to the Group and to enable the Group to recruit, retain and motivate high-calibre employees and attract human resources that are valuable to the Group. The total number of shares which may be issued upon exercise of all options to be granted under the 2002 Share Option Scheme is 10 per cent of the number of shares in issue as at the date of approval of the 2002 Share Option Scheme, but the Company may seek approval from its shareholders in a general meeting to refresh the 10 per cent limit. On 2 June 2004, the shareholders of the Company approved the refreshment of the 10 per cent limit under the 2002 Share Option Scheme. The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2002 Share Option Scheme and any other schemes of the Company must not exceed 30 per cent of the shares of the Company in issue from time to time. The maximum entitlement of each Participant upon exercise of the options granted or to be granted within any 12-month period immediately preceding the proposed date of grant is limited to 1 per cent of the number of shares in issue as at the proposed date of grant. Any further grant of options in excess of this limit is subject to shareholders' approval in general meeting. The share options are exercisable from the commencement date of the option period (which shall be a period to be notified by the Board at the time of the grant of an option, such period to commence on the date of grant or such later date as the Board may decide and expire on the last day of the period, which in any event shall not exceed 10 years from the date of grant), of which a maximum of up to (i) 30 per cent; and (ii) 60 per cent (inclusive of any options exercised under (i)), of the options granted under the relevant grant are exercisable during the period (i) up to the first anniversary; and (ii) up to the second anniversary of the commencement date of the option period respectively. After the second anniversary of the commencement date of the option period the restrictions will cease. In respect of a Participant who is an employee of Yue Xiu, the Company or any of their respective subsidiaries, the same limits on the exercise of the share options as described above shall also apply, except that the periods referred to in (i) and (ii) above shall commence from the later of: (a) the date of completion by such Participant of one year of continuous employment as permanent member of the staff of Yue Xiu, the Company or any of their respective subsidiaries, as the case may be; and (b) the commencement date of the option period, and the date when the restrictions cease shall be modified accordingly. The exercise price is determined by the Board and must be at least the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheets on the date of grant; (b) the average closing price of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant; and (c) the nominal value of the shares. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

Movements during the period of the options granted under the share option schemes of the Company to the employees of the Group other than the directors of the Company as disclosed on page 37 were as follows:

Number of share options							
outstanding as at 1 January 2006	exercised during the period	outstanding as at 30 June 2006	Exercise price per share HK$	Date of grant	Exercisable period	Weighted average closing price (c) HK$
33,510,000	20,180,000	13,330,000	0.4100	02/05/2003	02/05/2003 - 01/05/2013 (b)	1.34
21,232,000	12,432,000	8,800,000	0.5400	02/06/2003	02/06/2003 - 01/06/2013 (b)	1.17
11,224,000	7,574,000	3,650,000	0.8140	27/10/2003	27/10/2003 - 26/10/2013 (b)	1.39
99,266,000	70,898,000	28,368,000	0.8460	23/12/2003	23/12/2003 - 22/12/2013 (b)	1.37
218,612,000	88,591,000	130,021,000	0.6300	23/06/2004	23/06/2004 - 22/06/2014 (b)	1.28

Notes:

(a) No options have been granted, cancelled or lapsed during the period.

(b) The options granted are exercisable in 3 tranches.

(c) The weighted average closing price per share immediately before the dates on which the options were exercised.

(ii) GZT

Pursuant to the share option scheme ("GZT Scheme") approved by shareholders of GZT on 3 January 1997, the board of directors of GZT ("GZT Board") may, at their discretion, grant to directors and employees of GZT or any of its subsidiaries options to subscribe for ordinary shares in GZT. The GZT Scheme is designed to act as an incentive to employees and executives of GZT and its subsidiaries.

On 25 June 2002, the shareholders of GZT approved the resolutions relating to the termination of the GZT Scheme and the adoption of a new share option scheme ("2002 GZT Scheme"). Upon termination of the GZT Scheme, no further share options will be granted thereunder but all the outstanding share options granted prior to such termination continue to be valid and exercisable in accordance therewith, and only those provisions of the GZT Scheme which are required to give effect to the outstanding share options continue to remain in force for such purpose. The 2002 GZT Scheme complies with the amendments to Chapter 17 of the Listing Rules.

Pursuant to the 2002 GZT Scheme with terms and conditions substantially the same as those under the 2002 Share Option Scheme, the GZT Board may grant to any person being an employee, officer, director, agent, consultant or representative of the Company, Yue Xiu, GZT or any of their respective subsidiaries options to subscribe for shares in GZT.

Movements during the period of the options granted under the GZT Scheme to the employees of the Group were as follows:

Number of share options					
outstanding as at 1 January 2006	lapsed during the period	outstanding as at 30 June 2006	Exercise price per share HK$	Date of grant	Exercisable period
230,000	230,000	—	0.7520	07/04/2000	07/04/2001 - 06/04/2006 (b)

Notes:

(a) No options have been granted, exercised or cancelled during the period.

(b) All options are exercisable in 3 tranches.

Corporate Governance

The Company has complied with the code provisions of the Code on Corporate Governance Practices ("Code") contained in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2006, except for the following deviations:

Code Provision A.2.1

Code Provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Mr Ou Bingchang is the Chairman and General Manager of the Company. The Chairman is responsible for overseeing the operation of the Board and providing leadership and direction towards achieving the Company's objectives. In contrast the General Manager of the Company is responsible for the operation of the business under the direction of the Board and the implementation of the policies and strategies set by the Board. The combination of the roles of the Chairman and the General Manager in one person is intended to ensure that the Board is in full control of the affairs of the Company and that the policies and strategies set by the Board would be efficiently and effectively implemented.

Code Provision A.4.1

Code Provision A.4.1 stipulates that non-executive directors should be appointed for a specific term, subject to re-election. None of the non-executive directors of the Company is appointed for a specific term. However, all the non-executive directors of the Company are subject to retirement by rotation at the annual general meeting of the Company in accordance with the Company's Articles of Association. All the non-executive directors of the Company had retired by rotation during the past 3 years. They have been re-elected.

The Audit Committee and the Company's auditors, PricewaterhouseCoopers, have reviewed the unaudited condensed consolidated interim financial information for the six months ended 30 June 2006 as set out in pages 11 to 36.



Model Code for Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 to the Listing Rules.

Specific enquiry has been made of all the directors and the directors have confirmed that they have complied with the Model Code throughout the six months ended 30 June 2006.

Specific employees who are likely to be in possession of unpublished price sensitive information have been requested to comply with the provisions of the Model Code. No incident of non-compliance was noted by the Company.

Purchase, Sale or Redemption of the Company's Shares

The Company has not redeemed any of its shares during the six months ended 30 June 2006. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.



Board of Directors

Executive directors

Mr Ou Bingchang *(Chairman)*
Mr Liang Yi
Mr Li Fei
Mr Chen Guangsong
Mr Tang Shouchun
Mr Wang Hongtao
Mr Li Xinmin (appointed on 15 September 2006)
Mr He Zili (appointed on 15 September 2006)

Independent non-executive directors & audit committee members

Mr Yu Lup Fat Joseph
Mr Lee Ka Lun
Mr Lau Hon Chuen Ambrose

Company Secretary

Mr Yu Tat Fung

Qualified Accountant

Mr Chow Wai Kit

Auditors

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong Legal Advisors

Baker & McKenzie
Paul, Hastings, Janofsky & Walker

Principal Bankers

Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited

Websites to Access Company Information

http://www.gzinvestment.com.hk
http://www.hkex.com.hk

Registered Office

26th Floor
Yue Xiu Building
160 Lockhart Road
Wanchai, Hong Kong

Share Registrar

Abacus Share Registrars Limited
26/F, Tesbury Centre
28 Queen's Road East
Hong Kong

Share Listing

The Company's shares are listed on:
The Stock Exchange of Hong Kong Limited
Singapore Exchange Securities Trading Limited

The stock codes are:
The Stock Exchange of Hong Kong Limited – 123
Reuters – 123.HK
Bloomberg – 123 HK

Investor Relations

For further information about
Guangzhou Investment Company Limited,
please contact:
Mr He Zili
Telephone : (852) 2511 6671
Facsimile : (852) 2598 7688
Email : contact@gzinvestment.com.hk

ADR Depositary Bank

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6th Floor
New York, NY 10011, USA
Telephone : (646) 885 3218
Facsimile : (646) 885 3043

Location Map of Major Property Projects of the Group in Guangzhou Urban Area


N
Xinghui Qing Xuan
Bai Yun District
Lingnan Garden
Xi Cha Road
Fu Hai Garden
Xiangkang Commercial Plaza
Northern Ring Road
Guang Yuan Cultural Centre
Lu Hu Building
Guangzhou Railway Station
Guangzhou Eastern Railway Station
Eastern Railway Station Commercial Plaza
Tian He District
Asian Pacific Century Plaza
Yue Xiu District
Guangdong Provincial People's Government
Guangzhou Sports Stadium Building
Jie Fang Road
Xinchuangju Building
Victory Plaza (Tower Building portion)
Huan Shi Road
Tianhe Road
Yue Xiu City Plaza
Dong Feng Road
Hong Fa Building
Guangzhou Municipal People's Government
Yue Xiu New Metropolis Plaza
Xinghui Ya Yuan
Li Wan District
Guangzhou Main Road
B2-7
B2-10
E3-1
(Zhujiang Estate)
Conghua
Hai Zhu Bridge
Grandcity Garden
Glade Village
Pearl River
Bin Jiang Road
Guang Bai
Jiang Nan Dian
Jiangnan Main Road Central
Guangzhou Bridge
Binjiang Yiyuan
Guangzhou City
Lan Tian Road
Jiang Nan Phase 3&4
Run Hui Building
Sun Yat-Sen University
Xin Gang Xi Road
Gongye Main Road
Baogang Main Road
Jiang Nan New Mansion
Nansha Southern Le Sand
Nansha
Hai Zhu District
Springland Garden
Investment properties
Properties held for sale
Land bank
Properties under development



GUANGZHOU INVESTMENT COMPANY LIMITED
越秀投資有限公司

(股票編號: 123)

2006 中期報告



目錄

財務摘要

	未經審核 截至六月三十日止六個月		變動百分比
	二〇〇六年 千港元	二〇〇五年 千港元	
收益	**2,414,205**	1,588,191	↑ 52%
本公司權益持有人應佔盈利	**318,716**	132,434	↑ 141%
每股基本盈利	**0.0480港元**	0.0208港元	↑ 131%
每股中期股息	**0.0189港元**	0.0100港元	↑ 89%

	於		變動百分比
	二〇〇六年 六月三十日 未經審核 千港元	二〇〇五年 十二月三十一日 已審核 千港元	
總資產	**26,765,451**	27,095,641	↓ 1%
股東權益*	**10,398,648**	10,388,761	↑ 0.1%
每股股東權益*	**1.55港元**	1.59港元	↓ 3%
總資本負債比率	**31%**	32%	↓ 3%

* 不含少數股東權益

越秀投資有限公司(「本公司」)董事會(「董事會」)欣然公佈，本公司及其附屬公司(統稱「本集團」)截至二〇〇六年六月三十日止六個月之未經審核綜合業績。 未經審核綜合業績已經本公司之審核委員會審閱，並經本公司之核數師羅兵咸永道會計師事務所按照香港會計師公會頒佈之核數準則第700號「審閱中期財務報告的委聘」作出審閱。 核數師已按其審閱準則，確認此中期報告(載於第11至第36頁)並不須要作出任何重大之修改。



中期股息

董事會已議決宣派二○○六年中期股息每股0.0189港元（二○○五年：每股0.01港元），股息將支付予於二○○六年十月二十五日營業時間結束時名列本公司股東名冊上之股東。

暫停辦理股份登記手續

本公司將於二○○六年十月二十三日至二○○六年十月二十五日（首尾兩天包括在內）暫停辦理股份登記手續，期間將不會辦理股份過戶手續。為符合取得中期股息之資格，所有股份過戶文件連同有關股票必須於二○○六年十月二十日下午四時正前送交本公司之股份登記及過戶處雅柏勤證券登記有限公司（其辦理股份登記之公眾辦事處地址為香港灣仔皇后大道東28號金鐘匯中心26樓），辦理股份登記手續。有關股息單將於二○○六年十一月十三日寄發予股東。

財務日誌

• 二○○六年九月十五日	公佈二○○六年中期業績
• 二○○六年十月二十日下午四時	獲取中期股息送交股份過戶文件的最後時間
• 二○○六年十月二十三日至 二○○六年十月二十五日 （首尾兩天包括在內）	暫停辦理股份登記手續以確定取得中期股息之資格
• 二○○六年十一月十三日	寄發股息單予股東



業務回顧及展望

本集團的業務以房地產為主，大部份集中在中國廣東省廣州市地區。受惠於當地較成熟的房地產市場及需求殷切，本集團截至二〇〇六年六月三十日止六個月的收益為24.14億港元，比二〇〇五年同期的15.88億港元增加52%，股東應佔盈利3.19億港元，比二〇〇五年同期的1.32億港元大幅增加141%。

地產業務

因去年會計政策變動，物業銷售收入由完工進度法改為按項目交付後入帳的方法，對本集團銷售收入造成的影響已大部份在去年反映，本期物業銷售面積反彈並超越推行有關政策改變當年同期錄得的水平，並由去年同期的2.5萬平方米大幅增加568%至16.7萬平方米。銷售收入由去年同期2.77億港元大幅增加347%至12.39億港元。主要銷售樓盤為翠城花園、逸泉山莊C區、南沙濱海花園啟動區二期及香港龍華國際貨運中心、荃灣國際中心等。投資物業重估升值6,900萬港元。

其它業務

期內，本集團收費公路業務實現收益2.11億港元，較去年同期上升3.6%。共同控制體北二環高速公路繼續表現理想，令本集團應佔該共同體的盈利由去年同期的2,000萬港元大幅增加52%至3,049萬港元。在聯營實體應佔盈利由去年同期的1.01億港元增加18.9%至1.20億港元。總體收費公路盈利比去年同期上升17.9%。

期內，本集團持有31.3%的越秀房地產投資信託基金為本集團帶來盈利3,300萬港元。

期內，本集團造紙業務受春節期間停機進行正常檢修及銷售價下跌影響，銷售收入與去年同期對比下跌11%。

未來策略及前景

二〇〇六年上半年本集團主要業務所在地中國廣州國內生產總值達到人民幣2,729.7億元，比去年同期上升14.2%，比全國平均增長率高出3.3個百分比。經濟增長仍保持良好勢頭。

期內廣州市房地產市場發展迅速，對住宅需求殷切，一至六月份住宅平均售價每平方米人民幣6,153元，比去年同期增加15.7%。中央政府在二〇〇六年五月份出台為過熱房地產市場降溫的宏觀調控政策，其中明確住宅用房必須70%以上為90平方米以下小戶型。本集團相信今次的宏觀調控措施將令廣州市相對成熟的房地產市場更趨理智、



健康。本集團除將加大商業地產發展外，近期在市區內建成及在建的物業多為90平方米以下的戶型，既符合中央政府的新政策又迎合廣大市民的需要，因此整體表現良好，一至六月份住宅平均每平方米銷售單價超過人民幣7,000元，略微高出廣州市平均銷售單價水平。期內在建物業超過130萬平方米，為未來供應提供充足貨源。

展望未來，廣州市經濟的快速發展進一步確定廣州市作為華南地區經濟文化中心的地位。持續向好的經濟增長，相對成熟的房地產市場，以及市民逐步理解中央宏調的主要精髓，穩健投資的行為令廣州市房地產市場呈穩中略有上升的趨勢，近期的土地拍賣價平均每平方米樓面積成本價在人民幣3,500至4,000元之間。本集團除繼續發揮現持有的土地成本較低優勢外，從可持續發展的角度出發，將積極參與土地拍賣活動，進一步適當地增加土地儲備。

在收費公路業務方面，本集團將會積極尋找有良好前景的高速公路項目，爭取通過收購或參與的方式，擴大經營規模，努力為股東創造長期穩定增長的收益回報。

造紙業務方面，本集團通過技術改造的一號機組在二〇〇六年六月份正式試產，並陸續對其他機組進行技術改造，令本集團造紙業務的產能大幅增加，市場份額將進一步加大，市場競爭能力不斷增強，為股東帶來更好的回報。

財務回顧

業績分析

截至二〇〇六年六月三十日止六個月，本集團收益約為24.14億港元(二〇〇五年：15.88億港元)，較去年同期增長52%。收益的增長主要受惠於中國內地房地產市場蓬勃發展及出售香港物業，而伴隨中國內地經濟的持續增長，本集團的收費公路收益也保持著穩定的增長。由於本地市場競爭激烈，本集團新聞紙業務整體效益少於預期，收益較去年同期減少11%，但銷售噸數還比去年同期上升1%。除此之外，受本集團於二〇〇五年十二月通過出售及分拆部分投資物業組成越秀房地產信託基金上市的影響，本期集團整體租金收入降低。儘管投資物業規模減少，但平均租金水平保持上升趨勢，而且主要在越秀房地產信託基金的帶動下，來源於聯營實體的應佔盈利顯著增加0.5億港元。截止二〇〇六年六月三十日，本集團以長期投資的方式持有越秀房地產信託基金約31.3%。此外，因為本公司上半年償還約7億港元銀行債務，所以理財成本大幅減少約27%。

中期股息

本公司董事會已議決宣派二〇〇六年中期股息每股0.0189港元(二〇〇五年：每股0.01港元)，並定於二〇〇六年十一月十三日派發予於二〇〇六年十月二十五日名列股東名冊的股東。

流動資金及資金來源

本集團認同保持穩健的流動資金狀況的重要性，以維持本集團的業務。本集團的主要流動資金來源為經常性業務所得的現金流量及已承諾銀行融資。於二〇〇六年六月三十日，本集團營運資金約39.88億港元(二〇〇五年十二月三十一日：45.43億港元)。本集團一般營運資金源於企業經營所得及銀行借貸。於二〇〇六年六月三十日，本集團活動現金儲備約23.9億港元(二〇〇五年十二月三十一日：32.26億港元)可用作流動資金用途。



• **現金流量**

下表概述本集團二〇〇六年及二〇〇五年兩個上半年度的現金流量：

	未經審核 截至六月三十日止六個月	
	二〇〇六年 千港元	二〇〇五年 千港元
經營活動所得現金流入淨額	**531,123**	546,185
投資活動之現金流出淨額	**(273,129)**	(167,292)
融資活動之現金流出淨額	**(1,068,997)**	(15,799)
現金及現金等價物(減少)／增加淨額	**(811,003)**	363,094
期末的現金及現金等價物	**2,387,950**	1,169,241

經營活動所得現金流入淨額

截至二〇〇六年六月三十日止六個月，經營活動所得現金流入淨額約為5.31億港元，較去年同期的5.46億港元微減約0.15億港元，顯示公司經營活動所得現金流入淨額保持穩定。

投資活動之現金流出淨額

截至二〇〇六年六月三十日止六個月，本集團添置廠房及設備和對收費公路業務之共同控制實體進行增資。投資活動之現金流出淨額為2.73億港元，較去年同期增加1.06億港元。

融資活動之現金流出淨額

截至二〇〇六年六月三十日止六個月，融資活動所耗現金淨額約為10.69億港元，主要是償還銀行借貸。因此，融資活動之現金流出淨額較去年同期的約0.16億港元增加10.53億港元。

截至二〇〇六年六月三十日止六個月，8.11億港元的現金及現金等價物淨額減少大部份用於償還銀行借貸。

• **營運資金**

於二〇〇六年六月三十日，本集團的營運資金(流動資產減流動負債)為39.88億港元(二〇〇五年十二月三十一日：45.43億港元)。營運資金減少主要是由於本期償還銀行借貸後銀行結餘及現金減少所致。於二〇〇六年六月三十日，本集團的現金及現金等價物約為23.88億港元(二〇〇五年十二月三十一日：31.99億港元)。



- **債項**

本集團的債項概述如下：

	於	
	二〇〇六年 六月三十日 未經審核 千港元	二〇〇五年 十二月三十一日 已審核 千港元
有抵押銀行借貸	**2,654,332**	3,371,645
無抵押銀行借貸	**1,980,333**	1,571,725
無抵押其他借貸	**442,674**	509,396
融資租賃的責任	**75**	92
銀行透支	**2,147**	27,285
債項總額	**5,079,561**	5,480,143
賬齡分析：		
一年內償還	**1,258,476**	1,526,901
第二年	**1,210,929**	812,512
第三至第五年	**2,185,738**	2,718,866
無固定還款期	**424,418**	421,864
	5,079,561	5,480,143

於二〇〇六年六月三十日，本集團的債項總額為50.80億港元，較二〇〇五年十二月三十一日的54.80億港元減少4億港元。債項總額減少主要是利用二〇〇五年十二月以出售及分拆上市交易所得款項淨額償還若干銀行借貸所致。如此，本集團資產負債水平持續改善，債項總額與資產總值的比率由二〇〇五年十二月三十一日的20%減至二〇〇六年六月三十日的19%。

資本結構

本集團的資本結構概述如下：

	於二〇〇六年六月三十日		於二〇〇五年十二月三十一日	
	未經審核 千港元	%	已審核 千港元	%
銀行借貸	**4,634,665**	**30.8**	4,943,370	32.2
股東權益 (不含少數股東權益)	**10,398,648**	**69.2**	10,388,761	67.8
總市值	**15,033,313**	**100.0**	15,332,131	100.0
總資本負債比率	**31%**		32%	

由於本集團的資本效益有所改善，銀行借貸總額佔本集團總市值的比例輕微下調，由32.2%減至30.8%。於二〇〇六年六月三十日，銀行借貸總額為46.35億港元，較二〇〇五年十二月三十一日的49.43億港元減少了6.2%。借貸總額與總市值的比率(總資本負債比率)由二〇〇五年十二月三十一日的32%減至於二〇〇六年六月三十日的31%。於二〇〇六年六月三十日，股東資金約為103.99億港元，佔本集團總市值約69.2%。

財務政策

本集團的整體財務及資金政策為針對風險管理及流動資金控制，本集團對剩餘資金採取中央管理政策，務求可更有效地監控資金運作，並藉此減省融資成本。現金結餘一般存放於香港及中國的銀行戶口，作為短期定息存款。本集團並無存放任何資金於非金融機構，亦無投資於證券買賣。

利率風險

利息開支佔本集團大部份的財務費用。本集團的利率風險管理政策，主要針對利率變動作出緊密監察，並於良好之議價機會出現時，為原有貸款再融資或訂立新的銀行貸款。當情況恰當時，本集團將採用利率掉期為其浮息貸款作出對沖。

外滙風險

由於本集團的經營業務主要位於中國，收入及現金流量亦主要以人民幣為主。本集團在香港安排的融資主要以港元為貸款幣值。就本集團透過其中國的附屬公司於中國進行的業務活動而言，融資主要以人民幣為貸款幣值，以應付財政回顧年內中國業務的資金需求。為減輕人民幣升值帶來的風險，本集團將致力維持適當的借貸比率前提下，將研究以外幣貸款作為投資於中國業務的資金。現時人民幣與港幣的匯率相對較穩定，因此本集團的匯率風險較低。本集團將不時檢討及監察匯率風險，並當情況恰當時，採用外滙掉期為其外幣貸款風險作出對沖。



資本開支

截至二〇〇六年六月三十日止六個月，本集團資本開支及投資合共約為0.98億港元(二〇〇五年：0.53億港元)，用於一個共同控制實體的股本出資。除上述者外，就購買物業、廠房及設備和投資物業而產生的資本開支約為4.66億港元(二〇〇五年：1.87億港元)。

資本開支承諾

於二〇〇六年六月三十日，本集團就將對共同控制實體股本注資而承擔的財務承諾約1.01億港元(二〇〇五年十二月三十一日：1.99億港元)。除上文所述者外，於二〇〇六年六月三十日，本集團亦就購買物業、廠房及設備而承擔資本承諾約為0.98億港元(二〇〇五年十二月三十一日：2.66億港元)。

或然負債

截至二〇〇六年六月三十日止六個月，本集團為其物業的若干買方安排銀行融資，並就履行償還貸款的責任提供擔保。於二〇〇六年六月三十日，所涉及的或然負債總額約為5.02億港元(二〇〇五年十二月三十一日：2.64億港元)。

僱員及薪酬政策

於二〇〇六年六月三十日，本集團聘用約8,080名僱員(二〇〇五年十二月三十一日：7,900名僱員)，其中約7,950名僱員(二〇〇五年十二月三十一日：7,750名僱員)主要參與地產、收費公路及造紙的業務。

本集團給予員工的薪酬主要根據行內慣例，提供包括供款的公積金及其他員工福利。其他員工福利包括供款的公積金、保險、醫療保障、教育補貼和培訓專案。本集團亦已採納購股權計劃，根據個別員工的表現而授出購股權。擢升及薪酬調整則與表現掛鈎。

根據上市規則第13.21條作出之披露

茲提述二〇〇五年五月三十日簽訂之38.00億港元貸款協議(「貸款協議」)(將於二〇一〇年六月到期)。根據貸款協議之條款，一旦越秀企業(集團)有限公司(「越秀企業」)未能持續直接或間接實益擁有不少於本公司已發行有投票權股本35%的股東權益或對本公司行使有效的管理控制權時，將視作違約。截至二〇〇六年六月三十日止六個月內，此責任規定已獲履行。

承董事會命
董事長
區秉昌

香港，二〇〇六年九月十五日



羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓

獨立審閱報告
致越秀投資有限公司(「本公司」)
(於香港註冊成立之有限公司)
董事會

緒言

本核數師行已按照　貴公司的指示，審閱第11至第36頁所載的中期財務報告。

董事及核數師各自的責任

香港聯合交易所有限公司證券上市規則規定，中期財務報告必須根據香港會計師公會(「香港會計師公會」)頒佈的香港會計準則第34條「中期財務報告」及有關規定編製。編製中期財務報告乃董事的責任，並已由彼等批准。

本行的責任為根據本行審閱工作的結果，對中期財務報告提出獨立結論，並按照雙方所協定的應聘條款，僅向全體董事報告本行的結論。除此以外，本行的報告不可用作其他用途。本行概不就本報告的內容對任何其他人士負責或承擔責任。

審閱工作

本行已根據香港會計師公會頒佈的核數準則第700號「審閱中期財務報告的委聘」進行審閱。審閱工作主要包括向貴集團管理層作出查詢及運用分析性程序分析中期財務報告，並據此評估所採納的會計政策及列報形式是否一致及貫徹地運用(除非已另作披露)。審閱工作並不包括測試監控系統及核實資產、負債及交易活動等審核程序。由於審閱的工作範圍遠較審核工作少，因此只能提供較審核工作為低的確定程度，故本行不會對中期財務報告發表審核意見。

審閱結論

根據本行審閱(並不屬於審核工作)的結果，本行並不察覺須對截至二〇〇六年六月三十日止六個月的中期財務報告作出任何重大修訂。

羅兵咸永道會計師事務所
執業會計師

香港，二〇〇六年九月十五日

截至二〇〇六年六月三十日止六個月

	附註	未經審核 截至六月三十日止六個月 二〇〇六年 千港元	 二〇〇五年 千港元
收益	4	**2,414,205**	1,588,191
銷售成本		**(1,731,277)**	(1,237,618)
毛利		**682,928**	350,573
投資物業之重估盈餘		**68,975**	662,539
出售於一家聯營實體之投資之虧損	20	**(2,470)**	—
其他收益		**232**	3,050
銷售及分銷開支		**(81,956)**	(55,125)
一般及行政開支		**(190,651)**	(279,046)
經營盈利	5	**477,058**	681,991
利息收入		**30,440**	3,789
理財成本		**(82,908)**	(114,092)
應佔以下公司盈利減虧損			
－共同控制實體		**39,209**	14,534
－聯營實體		**153,010**	103,008
除税前盈利		**616,809**	689,230
税項	6	**(141,159)**	(327,893)
期內盈利		**475,650**	361,337
應佔			
本公司權益持有人		**318,716**	132,434
少數股東權益		**156,934**	228,903
		475,650	361,337
本公司權益持有人應佔盈利之每股盈利			
－基本	7	**4.80港仙**	2.08港仙
－攤薄	7	**4.69港仙**	2.05港仙
中期股息	8	**127,649**	64,028

上述簡明綜合中期損益表應與本簡明綜合中期財務資料隨附之附註一併閱讀。

簡明綜合中期資產負債表

於二〇〇六年六月三十日

	附註	於二〇〇六年六月三十日 未經審核 千港元	於二〇〇五年十二月三十一日 已審核 千港元
資產			
非流動資產			
於收費公路及橋樑之權益	9	**1,923,886**	1,980,017
物業、廠房及設備	9	**1,945,106**	1,614,567
投資物業	10	**3,643,134**	3,301,437
租賃土地及土地使用權	11	**4,594,109**	4,372,994
於共同控制實體之權益		**813,678**	685,729
於聯營實體之權益		**2,808,914**	3,089,126
遞延税項資產	18	**69,972**	67,980
應收賬款－非即期部分		**—**	108,201
可供出售之財務資產		**371,376**	354,912
		16,170,175	15,574,963
流動資產			
持作發展／發展中物業		**3,043,599**	2,668,674
持作出售之物業		**605,797**	682,448
租賃土地及土地使用權	11	**2,656,660**	3,190,945
持作銷售之其他資產		**—**	397,000
存貨		**311,043**	319,105
應收賬款	12	**584,123**	431,675
其他應收款項、預付款項及按金		**449,742**	417,254
可收回税項		**45,292**	22,447
已抵押銀行存款		**508,923**	164,892
銀行結餘及現金		**2,390,097**	3,226,238
		10,595,276	11,520,678
負債			
流動負債			
應付賬款	13	**377,102**	374,190
應付地價		**540,584**	617,319
其他應付款項及應計費用		**4,378,634**	4,380,487
借貸	14	**1,258,476**	1,526,901
應付税項		**52,570**	78,589
		6,607,366	6,977,486
流動資產淨值		**3,987,910**	4,543,192
總資產減流動負債		**20,158,085**	20,118,155

於二○○六年六月三十日

	附註	於 二○○六年 六月三十日 未經審核 千港元	於 二○○五年 十二月三十一日 已審核 千港元
非流動負債			
借貸	14	**3,821,085**	3,953,242
遞延税項負債	18	**2,321,180**	2,225,426
		6,142,265	6,178,668
淨資產		**14,015,820**	13,939,487
權益			
本公司權益持有人應佔資本及儲備			
股本	15	**672,690**	651,894
其他儲備	17	**6,410,243**	6,270,299
保留盈利	17		
一擬派股息		**127,649**	467,041
一其他		**3,188,066**	2,999,527
		10,398,648	10,388,761
少數股東權益		**3,617,172**	3,550,726
總權益		**14,015,820**	13,939,487

上述簡明綜合中期資產負債表應與本簡明綜合中期財務資料隨附之附註一併閱讀。

截至二OO六年六月三十日止六個月

	未經審核 截至六月三十日止六個月	
	二OO六年 千港元	二OO五年 千港元
經營業務產生之現金淨額	**531,123**	546,185
投資業務所用之現金淨額	**(273,129)**	(167,292)
理財項目所用之現金淨額	**(1,068,997)**	(15,799)
現金及現金等價物之(減少)／增加	**(811,003)**	363,094
於一月一日之現金及現金等價物	**3,198,953**	806,147
於六月三十日之現金及現金等價物	**2,387,950**	1,169,241
現金及現金等價物結餘分析：		
銀行結餘及現金	**2,390,097**	1,178,174
銀行透支	**(2,147)**	(8,933)
	2,387,950	1,169,241

上述簡明綜合中期現金流量表應與本簡明綜合中期財務資料隨附之附註一併閱讀。

截至二〇〇六年六月三十日止六個月

		未經審核			
		本公司權益持有人應佔			
	附註	股本 千港元	儲備 千港元	少數股東權益 千港元	總額 千港元
於二〇〇六年一月一日之結餘		651,894	9,736,867	3,550,726	13,939,487
可供出售財務資產公平值之變動	17	—	10,557	556	11,113
分佔一家聯營實體現金流量對沖的公平值之變動	17	—	3,292	—	3,292
來自附屬公司少數股東之貸款公平值之調整	17	—	2,678	5,132	7,810
匯兑差額	17	—	(2,081)	(7,915)	(9,996)
直接在權益中確認之收入／(開支)淨額		—	14,446	(2,227)	12,219
期內盈利		—	318,716	156,934	475,650
截至二〇〇六年六月三十日止六個月之確認收入總額		—	333,162	154,707	487,869
僱員購股權計劃 — 僱員服務價值	17	—	4,514	—	4,514
發行股本	15及17	20,796	120,720	—	141,516
二〇〇五年股息	17	—	(469,305)	(92,107)	(561,412)
向一家附屬公司注資		—	—	3,846	3,846
		20,796	(344,071)	(88,261)	(411,536)
於二〇〇六年六月三十日之結餘		672,690	9,725,958	3,617,172	14,015,820

截至二〇〇六年六月三十日止六個月

		未經審核			
		本公司權益持有人應佔			
	附註	股本 千港元	儲備 千港元	少數股東權益 千港元	總額 千港元
於二〇〇五年一月一日之結餘		635,160	7,075,069	3,474,849	11,185,078
可供出售財務資產公平值之變動	17	—	(21,673)	(43,964)	(65,637)
來自附屬公司少數股東之貸款公平值之調整	17	—	2,678	5,132	7,810
匯兌差額	17	—	2,695	1,062	3,757
直接在權益中確認之開支淨額		—	(16,300)	(37,770)	(54,070)
期內盈利		—	132,434	228,903	361,337
截至二〇〇五年六月三十日止六個月之確認收入總額		—	116,134	191,133	307,267
僱員購股權計劃 — 僱員服務價值	17	—	15,126	—	15,126
發行股本	15及17	2,753	10,350	—	13,103
二〇〇四年股息	17	—	(57,328)	(71,003)	(128,331)
		2,753	(31,852)	(71,003)	(100,102)
於二〇〇五年六月三十日之結餘		637,913	7,159,351	3,594,979	11,392,243

上述簡明綜合中期權益變動表應與本簡明綜合中期財務資料隨附之附註一併閱讀。

1 一般資料

越秀投資有限公司(「本公司」)及其附屬公司(統稱「本集團」)主要從事發展、出售及管理物業及持有投資物業；經營及管理收費公路及橋樑；以及製造及銷售新聞紙。本集團之業務主要位於香港及中國大陸(「中國大陸」)。

本公司為於香港註冊成立之有限公司，其註冊辦事處位於香港灣仔駱克道160號越秀大廈26樓。

本公司之股份於香港聯合交易所有限公司及新加坡證券交易所有限公司上市。簡明綜合中期財務資料已於二〇〇六年九月十五日獲本公司董事會批准刊行。

2 編製基準

截至二〇〇六年六月三十日止六個月之中期簡明綜合財務資料已根據香港會計師公會發出之香港會計準則(「香港會計準則」)第34號「中期財務報告」編製，並應與截至二〇〇五年十二月三十一日止年度之經審核財務報表一併閱讀。

3 會計政策

本集團所採納之會計政策與截至二〇〇五年十二月三十一日止年度之經審核財務報表所採納者一致。下列新準則、經修訂之準則及詮釋於截至二〇〇六年十二月三十一日止財政年度強制生效。

(a) 採納新準則、經修訂之準則及詮釋之影響

下列新準則、經修訂之準則及詮釋於截至二〇〇六年十二月三十一日止財政年度強制生效。

- 經修訂之香港會計準則第19號，「精算損益、集團計劃及披露」；
- 經修訂之香港會計準則第21號，修訂「於海外業務的投資淨額」；
- 經修訂之香港會計準則第39號，修訂對本集團於二〇〇六年一月一日前歸類為按公平值於損益表入賬之金融工具的分類及估值「以公平值入賬之選擇」；
- 經修訂之香港會計準則第39號，修訂「預測集團內公司間交易之現金流量對沖會計處理」；
- 經修訂之香港會計準則第39號及香港財務報告準則第4號，修訂「財務擔保合約」；
- 香港財務報告準則第6號，「礦產資源勘探及評估」；
- 香港(國際財務報告詮釋委員會)詮釋第4號，「釐定安排是否包含租賃」；
- 香港(國際財務報告詮釋委員會)詮釋第5號，「解除運作、復原及環境修復基金所產生權益之權利」；及
- 香港(國際財務報告詮釋委員會)詮釋第6號，「參與特定市場－廢棄電力及電子設備產生之負債」。

採納上述新準則、經修訂之準則及詮釋對本集團之簡明綜合中期財務資料並無重大影響。

3 會計政策(續)

(b) 已頒佈但尚未生效之新準則、經修訂之準則及詮釋

下列新準則、經修訂之準則及詮釋已頒佈，惟於二〇〇六年尚未生效及未有提早採納：

- 香港(國際財務報告詮釋委員會)詮釋第7號，「採用香港財務報告準則第29號之重列方式」，於二〇〇六年三月一日或其後開始之年度期間生效；
- 香港(國際財務報告詮釋委員會)詮釋第8號，「香港財務報告準則第2號之範圍」，於二〇〇六年五月一日或其後開始之年度期間生效；
- 香港(國際財務報告詮釋委員會)詮釋第9號，「重估內在衍生工具」，於二〇〇六年六月一日或其後開始之年度期間生效；
- 香港財務報告準則第7號，「財務工具：披露」，於二〇〇七年一月一日或其後開始之年度期間生效；及香港會計準則第1號，「資本披露修訂」，於二〇〇七年一月一日或其後開始之年度期間生效。

管理層預期香港(國際財務報告詮釋委員會)詮釋第7、第8及第9號與本集團並不相關。本集團已評估香港財務報告準則第7號及香港會計準則第1號(修訂)之影響，並總結出主要額外披露事項將為香港會計準則第1號(修訂)規定之市場風險敏感度分析和資本披露。自二〇〇七年一月一日之會計期間起，本集團將會應用香港財務報告準則第7號及香港會計準則第1號(修訂)。

4 分部資料

本集團主要從事發展、出售及管理物業及持有投資物業；經營及管理收費公路及橋樑；以及製造及銷售新聞紙。期內收益及分部業績如下：

主要分部報告形式－業務分部

本集團主要在香港及中國大陸經營三項主要業務：

- 房地產－發展、出售及管理物業及持有投資物業
- 收費公路業務－經營及管理收費公路及橋樑
- 造紙－製造及出售新聞紙

各項業務之間並無重大銷售。

從屬分部報告形式－地區分部

本集團的三項業務範疇主要在香港及中國大陸營運：

香港－房地產
中國大陸－房地產、收費公路和造紙
其他－房地產

地區分部之間並無重大銷售。

4 分部資料(續)

主要分部報告形式－業務分部

	房地產業務		收費公路業務		造紙業務		本集團	
	截至六月三十日止六個月							
	二〇〇六年 千港元	二〇〇五年 千港元	二〇〇六年 千港元	二〇〇五年 千港元	二〇〇六年 千港元	二〇〇五年 千港元	二〇〇六年 千港元	二〇〇五年 千港元
收益	**1,656,037**	767,512	**211,362**	204,006	**546,806**	616,673	**2,414,205**	1,588,191
分部業績	**387,280**	551,399	**90,003**	87,926	**20,348**	68,505	**497,631**	707,830
利息收入							**30,440**	3,789
未分配經營成本							**(20,573)**	(25,839)
理財成本							**(82,908)**	(114,092)
分佔下列公司之盈利減虧損：								
－共同控制實體	**8,720**	(5,474)	**30,489**	20,008	**—**	—	**39,209**	14,534
－聯營實體	**33,159**	2,220	**119,851**	100,788	**—**	—	**153,010**	103,008
除稅前盈利							**616,809**	689,230
稅項							**(141,159)**	(327,893)
期內盈利							**475,650**	361,337
資本開支	**106,654**	84,350	**749**	1,309	**358,968**	101,569	**466,371**	187,228
折舊及攤銷	**113,614**	79,094	**54,904**	52,057	**33,208**	57,964	**201,726**	189,115
分部資產	**17,804,742**	17,398,149	**2,387,214**	2,468,584	**2,744,263**	2,127,807	**22,936,219**	21,994,540
於共同控制實體之權益	**210,044**	210,180	**603,634**	475,549	**—**	—	**813,678**	685,729
於聯營實體之權益	**1,144,441**	1,402,584	**1,664,473**	1,686,542	**—**	—	**2,808,914**	3,089,126
未分配資產							**206,640**	1,326,246
總資產							**26,765,451**	27,095,641
分部負債	**7,246,323**	6,743,262	**529,988**	610,764	**1,660,138**	1,014,947	**9,436,449**	8,368,973
未分配負債							**3,313,182**	4,787,181
總負債							**12,749,631**	13,156,154

資本開支包括添置物業、廠房及設備(附註9)、於收費公路及橋樑之權益(附註9)及投資物業(附註10)。

4 分部資料(續)

從屬分部報告形式－地區分部

	收益		資本開支		總資產	
	截至六月三十日止六個月					
	二OO六年 千港元	二OO五年 千港元	二OO六年 千港元	二OO五年 千港元	於二OO六年 六月三十日 千港元	於二OO五年 十二月三十一日 千港元
香港	**649,621**	82,853	**14,460**	1,686	**975,392**	1,460,136
中國大陸	**1,764,076**	1,504,457	**451,911**	185,533	**25,592,258**	23,984,427
海外地區	**508**	881	**—**	9	**36,746**	35,711
	2,414,205	1,588,191	**466,371**	187,228	**26,604,396**	25,480,274
未分配資產					**161,055**	1,615,367
總資產					**26,765,451**	27,095,641

5 經營盈利

下列項目已於期內自經營盈利扣除／(計入)經營盈利：

	截至六月三十日止六個月	
	二OO六年 千港元	二OO五年 千港元
收費公路及橋樑權益的攤銷／折舊	**53,728**	50,779
租賃土地及土地使用權之攤銷	**70,754**	58,664
折舊：		
－自置物業、廠房及設備	**77,227**	79,659
－租賃物業、廠房及設備	**17**	13
呆賬撥備	**—**	49,272
物業、廠房及設備減值撥備	**—**	10,418
撥回持作發展／發展中物業減值虧損撥備	**(9,691)**	—
撇減持作發展／發展中物業至可變現淨值	**—**	31,850

6 稅項

(a) 期內的香港利得稅已按17.5%稅率(二〇〇五年：17.5%)及按估計應課稅盈利計提撥備。

(b) 本集團根據中國外商投資企業所得稅法(「中國稅法」)，按介乎18%至33%稅率(二〇〇五年：18%至33%)，就中國大陸附屬公司、聯營實體及共同控制實體之盈利作出中國企業所得稅準備。根據中國稅法，本集團於中國大陸的若干附屬公司、共同控制實體及聯營實體由首個獲利年度起之兩年至五年獲享免繳所得稅，在免稅期後三年至五年則享有所得稅減半之優惠。

(c) 中國土地增值稅按介乎30%至60%(二〇〇五年：30%至60%)之累進稅率及按土地增值價值(即出售物業所得款項減可扣減的開支，包括土地的成本，以及發展及建設開支)徵收。

(d) 在簡明綜合中期損益表內扣除之稅項金額為：

	截至六月三十日止六個月	
	二〇〇六年 千港元	二〇〇五年 千港元
本期稅項		
一香港利得稅	**1,927**	809
一中國企業所得稅	**41,461**	33,821
一中國土地增值稅	**4,009**	2,210
以往年度撥備不足	**47,738**	5,545
遞延稅項	**46,024**	285,508
	141,159	327,893

下列各項應佔中國企業所得稅乃於簡明綜合中期損益表內列作共同控制實體及聯營實體所佔業績：

	截至六月三十日止六個月	
	二〇〇六年 千港元	二〇〇五年 千港元
共同控制實體		
一本期稅項	—	602
一遞延稅項	**1,037**	1,668
聯營實體		
一本期稅項	**9,489**	8,521
一遞延稅項	**15,882**	5,648



7 每股盈利

基本

每股基本盈利乃按本公司權益持有人應佔盈利除以期內已發行普通股加權平均數計算。

	截至六月三十日止六個月	
	二〇〇六年	二〇〇五年
本公司權益持有人應佔盈利(千港元)	**318,716**	132,434
已發行普通股加權平均數(千位)	**6,636,625**	6,362,643
每股基本盈利	**4.80港仙**	2.08港仙

攤薄

每股攤薄盈利乃按調整未行使普通股加權平均數至假設全數兑換具潛在攤薄影響的普通股計算。本公司於期內尚未行使的購股權可發行具潛在攤薄影響的普通股，並根據尚未行使購股權所附認購權之貨幣價值計算，以釐定原可按公平值(按本公司股份每日平均市價釐定)收購的股份數目。

	截至六月三十日止六個月	
	二〇〇六年	二〇〇五年
本公司權益持有人應佔盈利(千港元)	**318,716**	132,434
已發行普通股加權平均數(千位)	**6,636,625**	6,362,643
購股權調整(千位)	**160,641**	96,957
每股攤薄盈利的普通股加權平均數(千位)	**6,797,266**	6,459,600
每股攤薄盈利	**4.69港仙**	2.05港仙

8 中期股息

	截至六月三十日止六個月	
	二〇〇六年 千港元	二〇〇五年 千港元
二〇〇六年擬派每股中期股息1.89港仙(二〇〇五年：1.00港仙)	**127,649**	64,028



9 資本開支

	於收費公路及橋樑之權益			
	無形經營權	有形基建	總額	物業、廠房及設備
	千港元	千港元	千港元	千港元
截至二〇〇六年六月三十日止六個月				
於二〇〇六年一月一日之期初賬面淨值	1,648,510	331,507	1,980,017	1,614,567
匯兑差額	(2,403)	—	(2,403)	—
添置	—	—	—	426,066
出售	—	—	—	(18,283)
折舊及攤銷	(47,185)	(6,543)	(53,728)	(77,244)
於二〇〇六年六月三十日之期終賬面淨值	1,598,922	324,964	1,923,886	1,945,106

	於收費公路及橋樑之權益			
	無形經營權	有形基建	總額	物業、廠房及設備
	千港元	千港元	千港元	千港元
截至二〇〇五年六月三十日止六個月				
於二〇〇五年一月一日之期初賬面淨值	1,703,684	336,336	2,040,020	1,351,352
添置	1,037	—	1,037	123,266
出售	—	—	—	(51,501)
轉撥自待售物業	—	—	—	33,376
轉撥至投資物業	—	—	—	(1,033)
折舊及攤銷	(44,473)	(6,306)	(50,779)	(79,672)
於二〇〇五年六月三十日之期終賬面淨值	1,660,248	330,030	1,990,278	1,375,788



10 投資物業

	截至六月三十日止六個月	
	二〇〇六年 千港元	二〇〇五年 千港元
於一月一日	**3,301,437**	4,775,305
添置	**40,305**	62,925
轉撥自持作出售物業	**234,437**	88,584
轉撥自租賃土地及土地使用權	**14,460**	47,238
轉撥自物業、廠房及設備	**—**	1,033
重估盈餘	**68,975**	662,539
出售	**(16,480)**	(178,823)
於六月三十日	**3,643,134**	5,458,801

11 租賃土地及土地使用權

	截至六月三十日止六個月	
	二〇〇六年 千港元	二〇〇五年 千港元
於一月一日	**7,563,939**	7,057,317
添置	**4,234**	—
出售	**(232,190)**	(89,163)
轉撥至投資物業	**(14,460)**	(47,238)
攤銷	**(70,754)**	(58,664)
於六月三十日	**7,250,769**	6,862,252
分析如下：		
非即期	**4,594,109**	3,124,223
即期	**2,656,660**	3,738,029
	7,250,769	6,862,252

12 應收賬款

本集團對不同業務及市場採用既定信貸政策。本集團之信貸期一般為三個月內。應收賬款之賬齡分析如下：

	二〇〇六年 六月三十日 千港元	二〇〇五年 十二月三十一日 千港元
0至30日	**182,374**	117,983
31至90日	**75,070**	92,634
91至180日	**44,826**	40,969
181至365日	**92,151**	45,295
一年以上	**189,702**	134,794
	584,123	431,675

13 應付賬款

應付賬款包括與債權人的貿易結餘，以及保留建築合約應付之款項。應付賬款之賬齡分析如下：

	二〇〇六年 六月三十日 千港元	二〇〇五年 十二月三十一日 千港元
0至30日	**15,840**	103,911
31至90日	**13,451**	52,172
91至180日	**285,341**	14,714
181至365日	**3,378**	41,454
一年以上	**59,092**	161,939
	377,102	374,190



14 借款

	二〇〇六年 六月三十日 千港元	二〇〇五年 十二月三十一日 千港元
非流動		
長期銀行借款		
一有抵押	**2,400,626**	2,866,479
一無抵押	**977,740**	577,309
融資租賃承擔	**45**	58
來自一間關聯公司之貸款 *(附註24)*	**18,256**	87,532
附屬公司少數股東貸款 *(附註24)*	**424,418**	421,864
	3,821,085	3,953,242
流動		
銀行透支	**2,147**	27,285
短期銀行借款		
一有抵押	**115,385**	48,077
一無抵押	**772,112**	703,070
長期銀行借款即期部分		
一有抵押	**138,321**	457,089
一無抵押	**230,481**	291,346
融資租賃承擔即期部分	**30**	34
	1,258,476	1,526,901
總借款	**5,079,561**	5,480,143

借款到期日如下：

	銀行借款及透支		融資租賃承擔及其他貸款	
	二〇〇六年 六月三十日 千港元	二〇〇五年 十二月三十一日 千港元	二〇〇六年 六月三十日 千港元	二〇〇五年 十二月三十一日 千港元
一年內	**1,258,446**	1,526,867	**30**	34
第二年	**1,192,628**	812,478	**18,301**	34
第三至五年	**2,185,738**	2,631,310	**—**	87,556
無固定還款期	**—**	—	**424,418**	421,864
	4,636,812	4,970,655	**442,749**	509,488



15 股本

	股數	
	千位	千港元
法定：		
10,000,000,000股每股面值0.10港元之普通股	10,000,000	1,000,000
已發行及繳足：		
於二〇〇五年一月一日	6,351,598	635,160
於行使購股權時發行股份	27,528	2,753
於二〇〇五年六月三十日	6,379,126	637,913
於二〇〇六年一月一日	6,518,936	651,894
於行使購股權時發行股份	207,965	20,796
於二〇〇六年六月三十日	6,726,901	672,690

期內因行使購股權(參閱附註16)而發行207,965,000股每股面值0.1港元之普通股。

16 購股權

於二〇〇二年六月二十六日，本公司採納新購股權計劃，據此，本公司可向僱員(包括本公司執行董事)授出購股權以認購本公司股份，惟上限為於二〇〇二年六月二十六日已發行股份數目之10%。行使價將由本公司董事會釐定，最少將為(i)本公司股份於購股權授出日期之收市價，(ii)本公司股份於緊接購股權授出日期前五個營業日之平均收市價，及(iii)本公司股份之面值(以較高者為準)。

購股權變動如下：

	購股權數目
	千位
於二〇〇五年一月一日	604,008
期內行使	(27,528)
期內失效	(8,496)
於二〇〇五年六月三十日	567,984
於二〇〇六年一月一日	425,014
期內行使	(207,965)
於二〇〇六年六月三十日	217,049



16 購股權(續)

於二〇〇六年六月三十日及二〇〇五年六月三十日，購股權之詳情如下：

授出日期	行使期	行使價 港元	購股權數目 二〇〇六年 六月三十日 千位	購股權數目 二〇〇五年 六月三十日 千位
舊購股權計劃				
一九九九年十二月十四日	二〇〇〇年十二月十四日至 二〇〇五年十二月十三日	0.5008	—	6,798
新購股權計劃				
二〇〇三年五月二日	二〇〇三年五月二日至 二〇一三年五月一日	0.4100	**13,330**	86,876
二〇〇三年六月二日	二〇〇三年六月二日至 二〇一三年六月一日	0.5400	**39,800**	58,950
二〇〇三年十月二十七日	二〇〇三年十月二十七日至 二〇一三年十月二十六日	0.8140	**3,650**	12,404
二〇〇三年十二月二十三日	二〇〇三年十二月二十三日至 二〇一三年十二月二十二日	0.8460	**28,368**	100,234
二〇〇四年六月二十三日	二〇〇四年六月二十三日至 二〇一四年六月二十二日	0.6300	**131,901**	302,722
			217,049	567,984

全部未行使購股權(二〇〇五年六月三十日：567,984,000份中之394,559,200份)於二〇〇六年六月三十日可予行使。

所授出購股權之公平值乃由獨立估值師漢華評值有限公司採用柏力克－舒爾斯定價模式釐定。該模型之主要參數包括於授出日期之股價、行使價、預期股價回報之標準偏差、購股權之預期有效期、預期派息率及全年無風險利率。按預期股價回報之標準偏差計算之波動率乃依據購股權授出日期前一年之每日股價統計分析得出。

17 儲備

	股份溢價	資本贖回儲備	資本儲備	法定儲備	匯兌波動儲備	可供出售之財務資產公平值儲備	僱員以股份為基礎之補償儲備	對沖儲備	保留盈利	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二OO六年一月一日	5,813,273	1,815	10,712	110,979	150,186	134,175	49,159	—	3,466,568	9,736,867
發行股份減發行開支	120,720	—	—	—	—	—	—	—	—	120,720
財務資產公平值之變動	—	—	—	—	—	10,557	—	—	—	10,557
匯兌差額	—	—	—	—	(2,081)	—	—	—	—	(2,081)
轉撥至法定儲備	—	—	—	264	—	—	—	—	(264)	—
僱員購股權計劃－僱員服務價值	—	—	—	—	—	—	4,514	—	—	4,514
來自附屬公司少數股東之貸款的公平值之調整	—	—	2,678	—	—	—	—	—	—	2,678
分佔一家聯營實體現金流量對沖的公平值之變動	—	—	—	—	—	—	—	3,292	—	3,292
期內盈利	—	—	—	—	—	—	—	—	318,716	318,716
二OO五年股息	—	—	—	—	—	—	—	—	(469,305)	(469,305)
於二OO六年六月三十日	5,933,993	1,815	13,390	111,243	148,105	144,732	53,673	3,292	3,315,715	9,725,958

	保留盈利 千港元
相當於：	
二OO六年擬派中期股息	127,649
其他	3,188,066
	3,315,715



17 儲備(續)

	股份溢價	資本贖回儲備	資本儲備	法定儲備	匯兌波動儲備	可供出售之財務資產公平值儲備	僱員以股份為基礎之補償儲備	保留盈利	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二OO五年一月一日	5,740,733	1,815	5,356	79,397	(78,299)	—	26,635	1,299,432	7,075,069
發行股份減發行開支	10,350	—	—	—	—	—	—	—	10,350
轉撥至可供出售財務資產公平值儲備	—	—	—	—	—	163,068	—	(163,068)	—
匯兌差額	—	—	—	—	2,695	—	—	—	2,695
轉撥至法定儲備	—	—	—	7,333	—	—	—	(7,333)	—
僱員購股權計劃一僱員服務價值	—	—	—	—	—	—	15,126	—	15,126
來自附屬公司少數股東之貸款公平值之調整	—	—	2,678	—	—	—	—	—	2,678
財務資產公平值之變動	—	—	—	—	—	(21,673)	—	—	(21,673)
期內盈利	—	—	—	—	—	—	—	132,434	132,434
二OO四年股息	—	—	—	—	—	—	—	(57,328)	(57,328)
於二OO五年六月三十日	5,751,083	1,815	8,034	86,730	(75,604)	141,395	41,761	1,204,137	7,159,351
相當於：									
二OO五年擬派中期股息								64,028	
其他								1,140,109	
								1,204,137	

法定儲備指在中國大陸經營之附屬公司及聯營實體所成立之企業發展及一般儲備基金。據中國大陸法規所規定，本公司於中國大陸成立及經營之附屬公司及聯營實體，須按其各自之董事會所釐定之比率，對企業擴充及一般儲備金撥出其一部分之除稅後盈利(經抵銷過往年度虧損後)。根據中國外資企業會計準則，經董事會批准後，一般儲備基金可用作補償虧損及增加資本，而企業發展基金可用作增加資本。

18 遞延稅項

遞延稅項乃按負債法就短暫時差按適用所得稅率作全數撥備。

於二〇〇六年六月三十日及二〇〇五年十二月三十一日之遞延稅項指：

	二〇〇六年六月三十日 千港元	二〇〇五年十二月三十一日 千港元
遞延稅項資產		
一香港利得稅	**8,844**	8,844
一中國企業所得稅	**61,128**	59,136
	69,972	67,980
遞延稅項負債		
一香港利得稅	**17,121**	17,121
一中國企業所得稅	**1,308,633**	1,273,147
一中國土地增值稅	**995,426**	935,158
	2,321,180	2,225,426

19 或然負債

	二〇〇六年六月三十日 千港元	二〇〇五年十二月三十一日 千港元
授予本集團物業若干買家之按揭融資擔保 *(附註)*	**501,512**	264,272

附註：

本集團為物業單位之若干買家安排銀行融資，並提供擔保以保證該等買家償還款項。該等擔保於發出《房地產權證》時終止。

除上文所述者外，自上年度結算日起並無重大或然負債變動。

20 出售於一家聯營實體之投資之虧損

期內，本集團出售於一家聯營實體賬面值約263,000,000港元之若干投資，現金代價約為261,000,000港元，因而產生約2,000,000港元之出售虧損。



21 經營租賃承擔

本集團根據有關土地及樓宇之不可撤銷經營租賃而於未來支付之最低租賃付款總額如下：

	二〇〇六年 六月三十日 千港元	二〇〇五年 十二月三十一日 千港元
第一年內	**39,238**	28,370
第二至第五年內	**125,233**	91,120
五年後	**276,638**	207,841
	441,109	327,331

22 其他承擔

	二〇〇六年 六月三十日 千港元	二〇〇五年 十二月三十一日 千港元
有關物業、廠房及設備已簽約但未撥備之承擔	**98,180**	265,869
有關注資於共同控制實體之股本之財務承擔	**101,000**	198,558

23 資產抵押

於二〇〇六年六月三十日，本集團所獲授之若干銀行融資及貸款乃以下列各項作為抵押：

(a) 本集團若干發展中物業、投資物業及其他物業，賬面總值分別約為876,000,000港元(二〇〇五年十二月三十一日：1,660,000,000港元)、1,794,000,000港元(二〇〇五年十二月三十一日：1,725,000,000港元)及128,000,000港元(二〇〇五年十二月三十一日：128,000,000港元)；

(b) 本集團總賬面值約為950,000,000港元(二〇〇五年十二月三十一日：950,000,000港元)之若干租賃土地及土地使用權；

(c) 本集團若干附屬公司之若干資產總賬面淨值(不包括公司間之貸款)約8,302,000,000港元(二〇〇五年十二月三十一日：7,745,000,000港元)之浮動押記；

(d) 本集團若干附屬公司之股權抵押；及

(e) 轉讓對附屬公司的借款總額約7,050,000,000港元(二〇〇五年十二月三十一日：6,795,000,000港元)。

24 關聯方重大交易及結餘

(a) 關聯方

關聯方為有能力直接或間接控制另一方，或在另一方作出財務及營運決定時對另一方行使重大影響力之人士。如受到共同控制或共同重大影響時，亦被視作關聯方。下表為於二〇〇六年六月三十日與本集團於期內交易之關聯方名稱(在期間與本集團有重大交易)及其與本公司之關係之概要：

關聯方	與本公司之關係
越秀企業(集團)有限公司(「越秀企業」)	主要股東
越秀發展有限公司(「YXIDL」)	越秀企業之附屬公司
越秀財務有限公司(「YXF」)	越秀企業之附屬公司
廣州市城市建設開發集團有限公司(「GCDHL」)	附屬公司之少數股東
廣州造紙集團有限公司(「GZPHL」)	附屬公司之少數股東
廣州市北二環高速公路有限公司	附屬公司的共同控制實體
廣州西二環高速公路有限公司	附屬公司的共同控制實體
廣東虎門大橋有限公司	附屬公司的聯營實體
廣東清連公路發展有限公司	附屬公司的聯營實體
廣東汕頭海灣大橋有限公司	附屬公司的聯營實體
廣州北環高速公路有限公司	附屬公司的聯營實體
越秀房地產投資信託基金(「越秀房託基金」)	附屬公司之聯營實體

24 關聯方重大交易及結餘(續)

(b) 與關聯方進行之交易

	截至六月三十日止六個月	
	二〇〇六年 千港元	二〇〇五年 千港元
與越秀企業進行之交易		
付予越秀企業之租金開支	**(861)**	(1,127)
付予越秀企業之貸款利息	**(375)**	(3,617)
付予越秀企業之服務費	**(800)**	—
與GZPHL進行之交易		
付予GZPHL之租金及公共開支 *(附註i)*	**(145,916)**	(136,343)
與YXF進行之交易		
付予YXF之管理費	**(400)**	—
付予YXF之服務費	**(90)**	—
與YXIDL進行之交易		
付予YXIDL之貸款利息	**(2,036)**	(1,081)
與GCDHL進行之交易		
擬收購若干物業之誠意金	**(44,615)**	—
與越秀房託基金進行之交易		
收取越秀房託基金之資產管理費	**11,445**	—
收取越秀房託基金之裝修開支 *(附註ii)*	**358**	—
收取越秀房託基金之租賃服務費	**6,097**	—
付予越秀房託基金之租金開支	**(1,502)**	—

附註：

(i) 付予GZPHL之租金及公共開支乃按股東於二〇〇五年初所授出豁免之條款進行。

(ii) 於二〇〇六年一月，本集團就翻新白馬大廈若干單位與越秀房託基金訂立價值4,977,741港元之協議(「主要合約」)。根據本集團、越秀房託基金與兩名第三方分判商於二〇〇六年一月二十八日訂立之補充協議，本集團分判部分合約工程予該等第三方分判商，分判工程合約金額佔主要合約金額之4,579,522港元。

(iii) 所有其他關聯方交易乃按有關訂約方協定之條款進行。



24 關聯方重大交易及結餘(續)

(c) 與關聯方之結餘

	二〇〇六年六月三十日 千港元	二〇〇五年十二月三十一日 千港元
應付聯營實體貸款(*附註i及iii*)	**618,576**	747,322
應收聯營實體款項(*附註i、ii及iv*)	**75,143**	60,150
應收共同控制實體款項(*附註i及ii*)	**147,105**	147,105
應付聯營實體款項(*附註ii及v*)	**(91,857)**	(119,938)
應付共同控制實體款項(*附註ii及v*)	**(83,559)**	(83,559)
應收附屬公司一名少數股東款項(*附註ii及v*)	**44,615**	—
應付附屬公司少數股東款項(*附註ii及v*)	**(28,231)**	(112,868)
應收關聯公司款項(*附註ii及v*)	**—**	1,510
應付關聯公司款項(*附註ii及v*)	**(23,147)**	(45,333)
應付一名股東款項(*附註ii及v*)	**(4,252)**	(148,626)

附註:

(i) 該等結餘乃計入於共同控制實體之權益及於聯營實體之權益。

(ii) 該等結餘為無抵押、免息及應要求償還。

(iii) 貸款結餘為無抵押、無固定還款期及按現行美元優惠利率介乎7.25%至8%(二〇〇五年:5.250%至7.250%)(年息)計息,而中國財務機構之借貸率則為6.120%至6.39%(二〇〇五年:6.120%)(年息)。

(iv) 於二〇〇六年六月三十日計入之金額,為應收越秀房託基金為數約23,941,000港元款項之結餘,已於期終後悉數償還。

(v) 該等結餘乃計入其他應收款項、預付款項及按金以及其他應付款項及應計費用。

24 關聯方重大交易及結餘(續)

(d) 關聯方之借款

	二〇〇六年六月三十日 千港元	二〇〇五年六月三十日 千港元
來自一間關聯公司之貸款(*附註i*)	**(18,256)**	(87,532)
來自附屬公司少數股東之貸款(*附註ii*)	**(424,418)**	(421,864)

附註:

(i) 貸款結餘18,256,000港元(二〇〇五年:87,532,000港元)乃按香港銀行同業拆息加年利率1%計息。

(ii) 除合共124,038,000港元(二〇〇五年:120,561,000港元)以現行中國銀行人民幣長期貸款利率6.12%至6.39%(二〇〇五年:6.12%)(年息)計息外,應收附屬公司少數股東貸款均屬免息。

(iii) 所有結餘均為無抵押、免息及非一年內償還。

(e) 主要管理人員酬金

截至二〇〇六年六月三十日止六個月之主要管理人員酬金為9,139,000港元(二〇〇五年:6,760,000港元)。

25 結算日後重大事項

於二〇〇六年七月十日,本集團與第三方訂立若干協議購買機器及設備,總代價約為1,000,000,000港元。



董事權益

於二〇〇六年六月三十日，根據證券及期貨條例(「證券及期貨條例」)第352條規定本公司董事在本公司及其相聯法團(按證券及期貨條例第XV部之定義)須載入本公司置存之登記冊或知會本公司及香港聯合交易所有限公司(「聯交所」)之股份、相關股份及債權證之權益及淡倉如下：

1. 於本公司股份之好倉：

董事姓名	權益性質	股份實益權益	權益百分率概約
唐壽春先生	個人	2,340,000	0.03
余立發先生	個人	3,500,000	0.05
李家麟先生	個人	3,500,000	0.05

2. 於本公司股本衍生工具之相關股份中之好倉：

			購股權數目			
董事姓名	授出日期	每股行使價 港元	於二〇〇六年 一月一日 尚未行使	於期內行使	加權平均 收市價(d) 港元	於二〇〇六年 六月三十日 尚未行使
區秉昌先生	02/06/2003 (a)	0.54	9,000,000	—	不適用	9,000,000
梁　毅先生	02/06/2003 (a)	0.54	7,000,000	—	不適用	7,000,000
李　飛先生	02/06/2003 (a)	0.54	7,000,000	—	不適用	7,000,000
陳光松先生	02/06/2003 (a)	0.54	8,000,000	—	不適用	8,000,000
唐壽春先生	23/06/2004 (b)	0.63	3,900,000 (c)	2,340,000	1.45	1,560,000
王洪濤先生	23/06/2004 (b)	0.63	320,000 (c)	—	不適用	320,000
余立發先生	02/06/2003 (a)	0.54	3,500,000	3,500,000	1.34	—
李家麟先生	02/06/2003 (a)	0.54	2,450,000	2,450,000	1.35	—

附註：

(a) 購股權可由二〇〇三年六月二日起至二〇一三年六月一日止期間內隨時行使，惟限於(i)直至購股權授出日期首週年的期間內，行使最多達所授予購股權的30%；及(ii)直至購股權授出日期第二週年的期間內，行使最多達所授予購股權的60%(包括根據(i)項行使的任何購股權)。

(b) 購股權可由二〇〇四年六月二十三日起至二〇一四年六月二十二日止期間內隨時行使，惟限於(i)直至購股權授出日期首週年的期間內，行使最多達所授予購股權的30%；及(ii)直至購股權授出日期第二週年的期間內，行使最多達所授予購股權的60%(包括根據(i)項行使的任何購股權)。

(c) 唐壽春先生及王洪濤先生於二〇〇六年二月二十八日獲委任為本公司董事之日期尚未行使購股權之數目。

(d) 股份在緊接購股權行使日期之前的每股加權平均收市價。

除本文所披露者外，於二〇〇六年六月三十日，本公司董事概無擁有或被視作擁有本公司或其任何相聯法團(按證券及期貨條例第XV部之涵義)之股份、相關股份及債權證之權益或淡倉權益而須根據證券及期貨條例第352條載入本公司置存之登記冊；或根據上市公司董事進行證券交易的標準守則知會本公司及聯交所。



股東根據證券及期貨條例須予披露的權益

於二〇〇六年六月三十日，下列人士擁有以下須記錄本公司根據證券及期貨條例第336條規定置存之登記冊中之股份或相關股份之權益或淡倉：

名稱	身份	好倉股份	權益百分率概約
越秀企業 *(附註)*	所控制法團權益	3,078,435,248	45.98
Gandhara Master Fund Ltd.	投資經理	340,540,000	5.11

附註：

越秀企業持有3,078,435,248股股份權益之身分藉屬所控制法團的權益。由越秀企業所持有的股份詳列如下：

名稱	好倉股份
越秀企業	3,078,435,248
Excellence Enterprises Co., Ltd.(「Excellence」)	3,068,548,981
Bosworth International Limited(「Bosworth」)	2,173,846,821
Sun Peak Enterprises Ltd.(「Sun Peak」)	565,683,000
Novena Pacific Limited(「Novena」)	565,683,000
Shine Wah Worldwide Limited(「Shine Wah」)	158,049,000
Morrison Pacific Limited(「Morrison」)	158,049,000
Perfect Goal Development Co., Ltd.(「Perfect Goal」)	135,737,000
Greenwood Pacific Limited(「Greenwood」)	135,737,000
Seaport Development Limited(「Seaport」)	35,233,160
Goldstock International Limited(「Goldstock」)	35,233,160
越秀財務有限公司(「越秀財務」)	9,886,267

(i) Bosworth持有2,173,846,821股。Bosworth為Excellence全資擁有，而Excellence乃由越秀企業全資擁有。

(ii) Novena持有565,683,000股。Novena為Sun Peak全資擁有，而Sun Peak乃由Excellence全資擁有。

(iii) Morrison持有158,049,000股。Morrison為Shine Wah全資擁有，而Shine Wah乃由Excellence全資擁有。

(iv) Greenwood持有135,737,000股。Greenwood為Perfect Goal全資擁有，而Perfect Goal乃由Excellence全資擁有。

(v) Goldstock持有35,233,160股。Goldstock為Seaport全資擁有，而Seaport乃由Excellence全資擁有。

(vi) 越秀財務持有9,886,267股，越秀財務為越秀企業全資擁有。



購股權

(i) 本公司

根據於一九九八年六月二十三日獲本公司股東通過的購股權計劃(「購股權計劃」),董事會可酌情授予本公司或其任何附屬公司之董事及僱員購股權認購本公司之普通股。購股權計劃可作為本集團給予僱員及行政人員的獎勵。

本公司股東於二〇〇二年六月二十六日通過有關終止購股權計劃及採納新購股權計劃(「二〇〇二年購股權計劃」)的決議案。於終止購股權計劃後,本公司不會就此進一步授出購股權,但於終止購股權計劃前授出的所有未行使購股權繼續生效,並可根據購股權計劃予以行使,而僅有使尚未行使購股權生效所需的該等購股權計劃條文會就此目的繼續有效。二〇〇二年購股權計劃符合香港聯合交易所有限公司證券上市規則(「上市規則」)第17章的修訂。

根據二〇〇二年購股權計劃,董事會可授予越秀企業、本公司或任何彼等附屬公司的僱員、高級職員、董事、代理人、顧問或代表(「參與人士」)購股權認購股份。二〇〇二年購股權計劃旨在獎勵參與人士對本集團作出貢獻,並讓本集團聘請、挽留及鼓勵能幹的僱員及吸納對本集團而言屬寶貴的人力資源。根據二〇〇二年購股權計劃將予授出的購股權而可予發行的股份總數為本公司於批准二〇〇二年購股權計劃日期已發行股份數目的10%。惟本公司可於股東大會上徵求股東批准續新10%上限。本公司股東於二〇〇四年六月二日通過有關續新二〇〇二年購股權計劃10%上限。因二〇〇二年購股權計劃及本公司任何其他計劃項下已授出但未獲行使的所有購股權獲行使而可予發行的股份總數,不得超過不時已發行股份數目的30%。各參與人士在於緊接建議授出任何購股權日期前十二個月期間內獲授及將獲授的購股權予以行使時的上限為建議授出該等購股權日期已發行股份數目的1%,任何進一步授出超過此限額的購股權須待股東於股東大會上批准後,始可作實。購股權可於購股權期限開始日期行使(購股權期限指董事會於授出購股權時通知的期限,該期限於授出日期或董事會可能決定的較後日期開始,直至該期限的最後一日屆滿止,惟於任何情況下,不能超過由授出日期起計10年),惟限於(i)直至購股權期限開始日期首週年的期間內,行使最多達有關授出項下所授出購股權的30%;及(ii)直至購股權期限開始日期第二週年的期間內,行使最多達有關授出項下所授出購股權的60%(包括根據(i)項行使的任何購股權)。於購股權期限開始日期第二週年後,該等限制將終止。就身為越秀企業、本公司或任何彼等附屬公司僱員的參與人士而言,上文所述行使購股權的相同限額亦適用,惟上文(i)及(ii)項所指的期間應由(a)該名參與人士持續受僱於越秀企業、本公司或任何彼等附屬公司(視情況而定)作為全職員工一年的完成日期;及(b)購股權期限的開始日期(以較後發生為準)起開始,而當限制終止時的日期應據此作出相應修訂。行使價由董事會釐訂,而且該行使價不得低於下列三者中的最高金額:(a)授出日期股份在聯交所每日報價表所列的收市價;(b)緊接授出日期前五個營業日股份在聯交所每日報價表所列的平均收市價;及(c)股份的面值。每次授出購股權的現金代價為10港元,而行使價將於行使購股權時悉數支付。

期內根據本公司購股權計劃授予本集團僱員(本公司董事除外，詳情已於第37頁披露)的購股權之變動情況如下：

購股權數目						
於二〇〇六年一月一日尚未行使	期內行使	於二〇〇六年六月三十日尚未行使	每股行使價 港元	授出日期	行使期	加權平均收市價(c) 港元
33,510,000	20,180,000	13,330,000	0.4100	02/05/2003	02/05/2003 - 01/05/2013 (b)	1.34
21,232,000	12,432,000	8,800,000	0.5400	02/06/2003	02/06/2003 - 01/06/2013 (b)	1.17
11,224,000	7,574,000	3,650,000	0.8140	27/10/2003	27/10/2003 - 26/10/2013 (b)	1.39
99,266,000	70,898,000	28,368,000	0.8460	23/12/2003	23/12/2003 - 22/12/2013 (b)	1.37
218,612,000	88,591,000	130,021,000	0.6300	23/06/2004	23/06/2004 - 22/06/2014 (b)	1.28

附註：

(a) 期內並無購股權授出、註銷或失效。

(b) 授出之購股權分三階段行使。

(c) 股份在緊接購股權行使日期前一天的每股加權平均收市價。

(ii) 越秀交通

根據於一九九七年一月三日獲越秀交通股東通過的一項購股權計劃(「越秀交通計劃」)，越秀交通董事會(「越秀交通董事會」)可酌情授予越秀交通或其任何附屬公司之董事及僱員購股權認購越秀交通之普通股。越秀交通計劃可作為越秀交通及其附屬公司給予僱員及行政人員的獎勵。

越秀交通股東於二〇〇二年六月二十五日通過有關終止越秀交通計劃及採納新購股權計劃(「二〇〇二年越秀交通計劃」)的決議案。於終止越秀交通計劃後，越秀交通不會就此進一步授出購股權，但於終止越秀交通計劃前授出的所有未行使購股權繼續生效，並可根據越秀交通計劃予以行使，而僅有使尚未行使購股權生效所需的該等越秀交通計劃條文會就此目的繼續有效。二〇〇二年越秀交通計劃符合上市規則第17章的修訂。

根據與二〇〇二年購股權計劃的條款及條件大致相同的二〇〇二年越秀交通計劃，越秀交通董事會可授予本公司、越秀企業、越秀交通或任何彼等附屬公司的僱員、高級職員、董事、代理人、顧問或代表購股權認購越秀交通股份。

期內根據越秀交通計劃授予本集團僱員的購股權之變動情況如下：

購股權數目					
於二〇〇六年一月一日尚未行使	期內失效	於二〇〇六年六月三十日尚未行使	每股行使價 港元	授出日期	行使期
230,000	230,000	—	0.7520	07/04/2000	07/04/2001 - 06/04/2006 (b)

附註：

(a) 期內並無購股權授出、行使或註銷。

(b) 所有購股權分三階段行使。

企業管治

截至二〇〇六年六月三十日止六個月內，本公司已遵守上市規則附錄14所載之「企業管治常規守則」(「守則」)之守則條文，除對下述有所偏離：

守則條文A.2.1

守則條文A.2.1規定主席與行政總裁之角色應有區分，並不應由一人同時兼任。

區秉昌先生為本公司之董事長兼總經理。董事長負責監管董事會之運作，並就達致本公司目標而擔任領導及指導工作，而本公司總經理則負責根據董事會之指示經營業務，及實行董事會訂立之政策及策略。將董事長及總經理之職務結集於一身，旨在確保董事會全權控制本公司之事務，且董事會訂立之政策及策略得以有效率及有效益地施行。

守則條文A.4.1

守則條文A.4.1規定非執行董事的委任應有指定任期，並須接受重新選舉。本公司非執行董事並無指定任期，惟本公司所有非執行董事須依據本公司之公司細則之規定，在本公司之股東週年大會上輪席告退。本公司所有非執行董事均已在過去三年輪席告退並已獲重選連任。

審核委員會與本公司的核數師羅兵咸永道會計師事務所已審閱截至二〇〇六年六月三十日止六個月之未經審核簡明綜合中期財務資料(載於第11至第36頁)。

進行證券交易之標準守則

本公司已採納上市規則附錄十所載董事進行證券交易的標準守則(「標準守則」)。

本公司已向全體董事作出具體查詢，所有董事確認於截至二○○六年六月三十日止六個月期間內均遵守標準守則。

特定僱員若可能擁有關於本集團的尚未公開股價敏感資料，已被要求遵守標準守則的規定。本公司並無發現有任何僱員不遵守規定的情況。

購買、出售或贖回本公司股份

截至二○○六年六月三十日止六個月內，本公司並無贖回其任何股份，而本公司或其任何附屬公司於期內亦無購買或出售本公司任何股份。



董事會

執行董事

區秉昌先生 *(董事長)*
梁　毅先生
李　飛先生
陳光松先生
唐壽春先生
王洪濤先生
李新民先生(於二〇〇六年九月十五日獲委任)
何子勵先生(於二〇〇六年九月十五日獲委任)

獨立非執行董事及審核委員會成員

余立發先生
李家麟先生
劉漢銓先生

公司秘書

余達峯先生

合資格會計師

周偉傑先生

核數師

羅兵咸永道會計師事務所
香港執業會計師

香港法律顧問

貝克 • 麥堅時律師事務所
普衡律師事務所

主要往來銀行

中國銀行(香港)有限公司
香港上海滙豐銀行有限公司

公司資料查閱網址

http://www.gzinvestment.com.hk
http://www.hkex.com.hk

註冊辦事處

香港灣仔
駱克道160號
越秀大廈
26樓

股份過戶登記處

雅柏勤證券登記有限公司
香港
皇后大道東28號
金鐘匯中心26樓

股份上市

本公司之股份於香港聯合交易所有限公司及
新加坡證券交易所上市

股票編號為：
香港聯合交易所有限公司－123
路透社－123.HK
彭博資訊－123 HK

股東關係

如欲進一步查詢越秀投資有限公司的資料，請聯絡：
何子勵先生
電話：(852) 2511 6671
傳真：(852) 2598 7688
電郵：contact@gzinvestment.com.hk

美國預託證券託管銀行

紐約銀行
美國預託證券
620 Avenue of the Americas, 6th Floor
New York, NY 10011, USA
電話：(646) 885 3218
傳真：(646) 885 3043

本集團在廣州市區主要房地產項目位置分佈圖



北
白雲區
越秀區
荔灣區
天河區
海珠區
星滙晴軒
嶺南花園
西樓路
富海花園
祥康商貿大廈
廣源文化中心
麓湖綜合樓
北環高速公路
廣州火車站
廣州體育大廈
解放路
廣東省人民政府
廣州市人民政府
越秀城市廣場
越秀新都會
環市路
東風路
廣州火車東站
東站商業廣場
亞太世紀廣場
新創舉大廈
維多利廣場(塔樓部份)
天河路
宏發大廈
星滙雅苑
廣州大道
B2-7
B2-10
E3-1
(珠江新城)
海珠大橋
珠江
濱江路
江南大道中
宏城花園
廣州大橋
濱江怡苑
南田路
廣百江南店
江南三期及四期
潤滙大廈
工業大道
寶崗大道
中山大學
新港西路
江南新苑
翠城花園
從化
逸泉山莊
廣州市
南沙濱海花園
南沙
出租物業
出售物業
土地儲備
在建中

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st May 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

YU Tat Fung — Tel No. : 2593 2362
(Name of Responsible Official)

Date : 6th June 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease)	N/A	N/A	N/A
(EGM approval date) :			
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,676,473,914	N/A	
Increase/(Decrease) during the month	22,873,000		
Balance at close of the month	6,699,346,914		

* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.41	18,610,000	0	4,520,000	0	14,090,000	4,520,000
2. Employee Share Option Scheme Exercise price : HK$ 0.54	41,000,000	0	1,200,000	0	39,800,000	1,200,000
3. Employee Share Option Scheme Exercise price : HK$ 0.814	4,809,000	0	759,000	0	4,050,000	759,000
4. Employee Share Option Scheme Exercise price : HK$ 0.846	36,772,000	0	7,954,000	0	28,818,000	7,954,000
5. Employee Share Option Scheme Exercise price : HK$ 0.63	166,285,000	0	8,440,000	0	157,845,000	8,440,000
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____ Subscription price : HK$ ____ 2. ____ Subscription price : HK$ ____		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
____ Conversion price : HK$ ____						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A		Issue and allotment Date :			
Placing	Price :		Issue and allotment Date :			
Bonus Issue			Issue and allotment Date :			
Scrip Dividend			Issue and allotment Date :			
Repurchase of share			Cancellation Date :			
Redemption of share			Redemption Date :			
Consideration issue	Price :		Issue and allotment Date :			
Others (please specify)	Price :		Issue and allotment Date :			
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					22,873,000

Remarks : __________

Authorised Signatory :



Name : YU Tat Fung
Title : Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th June 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

YU Tat Fung — Tel No. : 2593 2362
(Name of Responsible Official)

Date : 6th July 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,699,346,914	N/A	
Increase/(Decrease) during the month	27,554,000		
Balance at close of the month	6,726,900,914		

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.41	14,090,000	0	760,000	0	13,330,000	760,000
2. Employee Share Option Scheme Exercise price : HK$ 0.54	39,800,000	0	0	0	39,800,000	0
3. Employee Share Option Scheme Exercise price : HK$ 0.814	4,050,000	0	400,000	0	3,650,000	400,000
4. Employee Share Option Scheme Exercise price : HK$ 0.846	28,818,000	0	450,000	0	28,368,000	450,000
5. Employee Share Option Scheme Exercise price : HK$ 0.63	157,845,000	0	25,944,000	0	131,901,000	25,944,000
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
______ Conversion price : HK$ ______						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month						27,554,000

Remarks : ______________________

Authorised Signatory :



Name : YU Tat Fung
Title : Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st July 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

YU Tat Fung
(Name of Responsible Official)

Tel No. : 2593 2362

Date : 3rd August 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
3. Other classes of shares :
4. Warrants :

2. Preference shares :
please specify : ______________
please specify : ______________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,726,900,914	N/A	
Increase/(Decrease) during the month	12,188,000		
Balance at close of the month	6,739,088,914		

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.41	13,330,000	0	0	0	13,330,000	0
2. Employee Share Option Scheme Exercise price : HK$ 0.54	39,800,000	0	0	0	39,800,000	0
3. Employee Share Option Scheme Exercise price : HK$ 0.814	3,650,000	0	220,000	0	3,430,000	220,000
4. Employee Share Option Scheme Exercise price : HK$ 0.846	28,368,000	0	260,000	0	28,108,000	260,000
5. Employee Share Option Scheme Exercise price : HK$ 0.63	131,901,000	0	11,708,000	0	120,193,000	11,708,000
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
______ Conversion price : HK$ ______						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month						12,188,000

Remarks : ____________________

Authorised Signatory :



Name : YU Tat Fung
Title : Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st August 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

YU Tat Fung
(Name of Responsible Official)

Tel No. : 2593 2362

Date : 5th September 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares :
please specify : ______________
4. Warrants :
please specify : ______________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,739,088,914	N/A	
Increase/(Decrease) during the month	10,144,000		
Balance at close of the month	6,749,232,914		

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.41	13,330,000	0	700,000	0	12,630,000	700,000
2. Employee Share Option Scheme Exercise price : HK$ 0.54	39,800,000	0	0	0	39,800,000	0
3. Employee Share Option Scheme Exercise price : HK$ 0.814	3,430,000	0	0	0	3,430,000	0
4. Employee Share Option Scheme Exercise price : HK$ 0.846	28,108,000	0	44,000	0	28,064,000	44,000
5. Employee Share Option Scheme Exercise price : HK$ 0.63	120,193,000	0	9,400,000	0	110,793,000	9,400,000
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ Subscription price : HK$ ______ 2. ________ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
________ Conversion price : HK$ ______						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					10,144,000

Remarks : ____________________

Authorised Signatory :



Name : YU Tat Fung
Title : Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Monthly Return On Movement of Listed Equity Securities
For the month ended 30 September 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

YU Tat Fung Tel No. : 2593 2362
(Name of Responsible Official)

Date : 5 October 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
3. Other classes of shares :
4. Warrants :

2. Preference shares :
please specify : ____
please specify : ____

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,749,232,914	N/A	
Increase/(Decrease) during the month	10,590,000		
Balance at close of the month	6,759,822,914		

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.41	12,630,000	0	0	0	12,630,000	0
2. Employee Share Option Scheme Exercise price : HK$ 0.54	39,800,000	0	0	0	39,800,000	0
3. Employee Share Option Scheme Exercise price : HK$ 0.814	3,430,000	0	0	0	3,430,000	0
4. Employee Share Option Scheme Exercise price : HK$ 0.846	28,064,000	0	1,520,000	0	26,544,000	1,520,000
5. Employee Share Option Scheme Exercise price : HK$ 0.63	110,793,000	0	9,070,000	0	101,723,000	9,070,000
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____ Subscription price : HK$ ____ 2. ____ Subscription price : HK$ ____		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
____ Conversion price : HK$ ____						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					10,590,000

Remarks : ____________________

Authorised Signatory :



Name : YU Tat Fung
Title : Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.



公司註冊處
Companies Registry

Annual Return

(公司條例第107(1)條)
(Companies Ordinance s. 107(1))

表格 Form **AR1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 **Company Number**: 362639

1 公司名稱 Company Name

Guangzhou Investment Company Limited
越秀投資有限公司

(註 Note 8) **2 商業名稱 Business Name**

N/A

3 公司類別 Type of Company

請在有關空格內加 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司 Private Company having a share capital

☑ 其他 Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

日 DD	月 MM	年 YYYY
15	06	2006

(如屬有股本的私人公司,本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司,所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

26/F., Yue Xiu Building, 160 Lockhart Road, Wanchai, Hong Kong


收件日期 RECEIVED
10-08-2006
CR 文件收發小組 Central Mail Unit

(註 Note 10) **6 電郵地址 E-mail Address**

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited
地址 Address: 26/F., Yue Xiu Building, 160 Lockhart Road, Wanchai, Hong Kong
電話 Tel:　　傳真 Fax:
電郵地址 E-mail Address:
檔號 Reference: FRQ01517

請勿填寫本欄 For Official Use

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額
Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

HK$1,019,945,000-

(註 Note 11)

8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

(有股本的公司毋須填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return: -

(註 Note 12)

9 股本 Share Capital

(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

股份類別 Class of Shares	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
	總面值 Total Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 Total Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值（不包括溢價） Total Paid up Value of Shares Issued † (excluding premium)
Ordinary	HKD1,000,000,000.00	6,704,356,914	HKD0.10	HKD670,435,691.40	HKD670,435,691.40
總值 Total	HKD1,000,000,000.00	6,704,356,914		HKD670,435,691.40	HKD670,435,691.40

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

362639

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

(如未能盡錄於下列表格內，請用續頁A填報 Use Continuation Sheet A if there is insufficient space)

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: **Ordinary**

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。
If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

姓名／名稱 Name	地址 Address	股份 Shares			備註 Remarks
		現時持有量 Current Holding	轉讓 Transferred		
			數目 Number	日期 Date	
	Please refer to the attached Shareholders' List.				
	總數 Total				

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese: 余達峯

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Yu	Tat Fung

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 14) 香港住址 Hong Kong Residential Address: Flat F, 4/F. Evelyn Towers, 38 Cloud View Road, North Point, Hong Kong

(註 Note 15) 電郵地址 E-mail Address: -

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D355864(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	Nil

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese:

(註 Note 17) 英文名稱 Name in English:

(註 Note 18) 香港地址 Hong Kong Address:

(註 Note 15) 電郵地址 E-mail Address:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

362639

12 董事 Director

A. 個人董事 Individual Director

(如超過兩名個人董事，請用續頁C填報 Use Continuation Sheet C if more than 2 individual directors)

(註 Note 19) 1 身份 Capacity	√ 董事 Director	候補董事 Alternate Director; 代替 Alternate to: -
中文姓名 Name in Chinese	區秉昌	
英文姓名 Name in English	Ou (姓氏 Surname)	Bingchang (名字 Other Names)
前用姓名 Previous Names	-	
別名 Alias	-	
(註 Note 20) 住址 Residential Address	19B, Linway Court, 69-71 Stone Nullah Street, Wanchai, Hong Kong	國家 Country
(註 Note 21) 電郵地址 E-mail Address	-	

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	R179346(1)	
b 海外護照 Overseas Passport	- (簽發國家 Issuing Country)	Nil (號碼 Number)

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)




12 董事 Director (續上頁 cont'd)

(註 Note 19) 2 身份 Capacity	[√] 董事 Director	[ ] 候補董事 Alternate Director	代替 Alternate to: -

中文姓名 Name in Chinese	梁 毅

	姓氏 Surname	名字 Other Names
英文姓名 Name in English	Liang	Yi

前用姓名 Previous Names	-
別名 Alias	-

		國家 Country
(註 Note 20) 住址 Residential Address	14B, Linway Court, 69-71 Stone Nullah Street, Wanchai, Hong Kong	

(註 Note 21) 電郵地址 E-mail Address	-

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	R040650(2)	
	簽發國家 Issuing Country	號碼 Number
b 海外護照 Overseas Passport	-	Nil

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

362639

12 董事 Director (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

(註 Note 19) 1 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 19) 2 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

362639

12 董事 Director (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名
Name in Chinese

英文姓名
Name in English

姓氏 Surname | 名字 Other Names

前用姓名
Previous Names

別名
Alias

(註 Note 20) 住址
Residential Address

國家 Country

(註 Note 21) 電郵地址
E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼
Hong Kong Identity Card Number

b 海外護照
Overseas Passport

簽發國家 Issuing Country | 號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

362639

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

登記冊 Register		地址 Address
a	成員登記冊 Register of Members	Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong
b	債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	N/A

(註 Note 24) **14 隨表提交的帳目所涵蓋的會計結算始末日期**
Period Covered by Accounts Submitted with this Form
(私人公司毋須填報此項 A private company need not complete this section)

01	01	2005	至 To	31	12	2005
日 DD	月 MM	年 YYYY		日 DD	月 MM	年 YYYY

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用，請刪去此項。)
(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)

~~本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立爲法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。~~
~~I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

本申報表包括 ____ 張續頁 A、____ 張續頁 B、____ 張續頁 C 及 ____ 張續頁 D。
This Return includes 0 Continuation Sheet(s) A, 0 Continuation Sheet(s) B, 7 Continuation Sheet(s) C and 0 Continuation Sheet(s) D.

簽署 Signed : 

姓名 Name : TANG Shouchun
董事 Director／~~秘書 Secretary~~ *

日期 Date : 15 / 06 / 2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

本申報表日期 Date of Return

15	06	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number: 362639

個人董事詳情 (第12A項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: [√] 董事 Director [ ] 候補董事 Alternate Director — 代替 Alternate to: -

中文姓名 Name in Chinese: 李 飛

英文姓名 Name in English: 姓氏 Surname: Li — 名字 Other Names: Fei

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Room C, 24th-25th Floor, No. 129 Ti Yu Si Lu, Guangzhou — 國家 Country: China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: Nil

b 海外護照 Overseas Passport: 簽發國家 Issuing Country: China — 號碼 Number: G11002432

本申報表日期 Date of Return

15	06	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number

362639

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 陳 光 松

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Chen	Guangsong

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 11B, Linway Court, 69-71 Stone Nullah Street, Wanchai, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: R104588(0)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	Nil

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

15	06	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number

362639

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 唐壽春

英文姓名 Name in English

Tang	Shouchun
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

23B, Linway Court, 69-71 Stone Nullah Street,
Wanchai, Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: R345277(7)

b 海外護照 Overseas Passport

-	Nil
簽發國家 Issuing Country	號碼 Number

本申報表日期 Date of Return

15	06	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number: 362639

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: √ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to: -

中文姓名 Name in Chinese: 王洪濤

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Wang	Hongtao

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat D, 9/F., Block 5, City Garden,
233 Electric Road, North Point, Hong Kong
國家 Country:

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P871719(6)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	Nil

表格 Form **AR1**

本申報表日期 Date of Return

15	06	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number

362639

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: √ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to: -

中文姓名 Name in Chinese: 余立發

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Yu	Lup Fat, Joseph

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 5/F Block 48, Baquio Villa, 555 Victoria Road, Pokfulam, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A751551(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	Nil

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
15	06	2006

公司編號 Company Number: 362639

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: √ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to: -

中文姓名 Name in Chinese: 李家麟

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Lee	Ka Lun

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 19C, Block 1, Illumination Terrace, 5-7 Tai Hang Road, Hong Kong
國家 Country:

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E615577(8)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	Nil

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

15	06	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number

362639

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [√] 董事 Director
- [ ] 候補董事 Alternate Director
- 代替 Alternate to: -

中文姓名 Name in Chinese: 劉 漢 銓

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Lau	Hon Chuen Ambrose

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat 25, 12/F., No.9 Mansfield Road, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: B984222(0)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	Nil



公司註冊處
Companies Registry

Statement of Particulars of Subsidiaries

(公司條例第 128(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

表格 Form **AC1**

重要事項 **Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

362639

1 公司名稱 **Company Name**

Guangzhou Investment Company Limited
越秀投資有限公司

2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情
The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

31	12	2005
日 DD	月 MM	年 YYYY

本陳述書包括 ______ 頁附表。

This Statement includes 12 page(s) of Schedule.

簽署 Signed :

姓名 Name : Yu Tat Fung
~~董事 Director~~／秘書 Secretary *

日期 Date : 15 / 06 / 2006
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

(註 Note 4)

提交人的資料 **Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited

地址 Address: 26/F., Yue Xiu Building,
160 Lockhart Road,
Wanchai,
Hong Kong

電話 Tel:

傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 **For Official Use**

Acknowledgement
Companies Registry
H.K.

07/07/2006 11:29:10
Submission No/Seq No: 224027844/3
CR No: 0362639
Sh. Form. AC1

指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

公司編號 Company Number

362639

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Able Step Investment Limited	Hong Kong	Ordinary	-	100
Acon Investment Ltd.	British Virgin Islands	Ordinary	-	100
Asian East Worldwide Limited	British Virgin Islands	Ordinary	-	34.30
Beexiu Industrial (Shenzhen) Co., Ltd.	China	-	-	100
Bentfield Limited	British Virgin Islands	Ordinary	-	34.30
Bestliners Investment Ltd.	British Virgin Islands	Ordinary	-	100
Better Wealth Development Limited	Hong Kong	Ordinary	-	100
Boardland Limited	British Virgin Islands	Ordinary	-	100
Bond Master Limited	Hong Kong	Ordinary	-	100
Brander Limited	British Virgin Islands	Ordinary	-	100
Bright Growth Investment Limited	British Virgin Islands	Ordinary	-	100
Bright Leader Development Limited	Hong Kong	Ordinary	-	100
Bright Rise Investment Limited	Hong Kong	Ordinary	-	100
Brisian Limited	British Virgin Islands	Ordinary	-	100
Capital Wise Development Limited	Hong Kong	Ordinary	-	100
Capitalers Limited	British Virgin Islands	Ordinary	-	100
Carry Win Investment Limited	British Virgin Islands	Ordinary	-	100
Charcon Development Limited	Hong Kong	Ordinary	-	100
Charm Smart Development Limited	Hong Kong	Ordinary	-	100
China Century Paper Limited	British Virgin Islands	Ordinary	100	-

Form AO1

公司編號 Company Number

362639

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Chinaweal Investment Limited	British Virgin Islands	Ordinary	-	100
Citiland International Limited	British Virgin Islands	Ordinary	-	100
Companhia de Fomento Predial Yue Xiu (Macau), Limitada	Macau	-	-	100
Companhia de Gestao Imobiliaria Hang Sao, Limitada	Macau	-	-	100
Constate Development Limited	Hong Kong	Ordinary	-	80
Cowan Investment Limited	British Virgin Islands	Ordinary	-	100
Crystal Path Investment Limited	Hong Kong	Ordinary	-	100
Dalian Perfect Base Property Development Co., Ltd.	China	-	-	100
Delta Force Holdings Limited	British Virgin Islands	Ordinary	-	51
Dragon Yield Holding Limited	British Virgin Islands	Ordinary	100	-
Durman Limited	British Virgin Islands	Ordinary	-	100
Easy Excel Development Limited	Hong Kong	Ordinary	-	100
Elsburg Limited	Hong Kong	Ordinary	-	100
Eternal Fine International Limited	Hong Kong	Ordinary	-	100
Ever Famous International Limited	Hong Kong	Ordinary	-	100
Fennick Investment Limited	Hong Kong	Ordinary	-	100
First-Win Group Limited	British Virgin Islands	Ordinary	-	100
Forde Investment Limited	Hong Kong	Ordinary	-	100

公司編號 Company Number

362639

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Fortune Success Group Ltd.	British Virgin Islands	Ordinary	-	34.30
Front Riches Limited	Hong Kong	Ordinary	-	100
Fundscore Development Limited	Hong Kong	Ordinary	-	100
Glow Bright Investment Limited	Hong Kong	Ordinary	-	100
Golden Estates Development Limited	British Virgin Islands	Ordinary	-	100
Goldkemp Investment Limited	British Virgin Islands	Ordinary	-	100
Goldtech Worldwide Limited	British Virgin Islands	Ordinary	-	100
Grand System Development Limited	Hong Kong	Ordinary	-	100
Green Park Development Limited	Hong Kong	Ordinary	-	100
Guangzhou Bright Growth City Real Estates Co. Ltd.	China	-	-	95
Guangzhou Carry Win City Real Estates Co. Ltd.	China	-	-	95
Guangzhou Central Funds City Real Estates Co. Ltd.	China	-	-	95
Guangzhou Charcon Real Estate Co., Ltd.	China	-	-	100
Guangzhou Charfar Real Estate Company Limited	China	-	-	75
Guangzhou Charho Real Estate Company Limited	China	-	-	100
Guangzhou Charkwang Real Estate Company Limited	China	-	-	65

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Guangzhou City Construction & Development Co. Ltd.	China	-	-	95
Guangzhou City Construction & Development Consulting Ltd.	China	-	-	98.13
Guangzhou City Construction & Development Decoration Ltd.	China	-	-	98.62
Guangzhou City Construction & Development Group Nansha Co. Ltd.	China	-	-	95
Guangzhou City Construction & Development Homecity Supermarket Ltd.	China	-	-	98.13
Guangzhou City Construction & Development Jingcheng Property Co. Ltd.	China	-	-	95
Guangzhou City Construction & Development Property Ltd.	China	-	-	95
Guangzhou City Construction Project Management Co. Ltd.	China	-	-	65
Guangzhou City Construction & Development Weicheng Enterprise Ltd.	China	-	-	80
Guangzhou City Construction & Development Xingye Property Agent Ltd.	China	-	-	52
Guangzhou Construction & Development Holdings (China) Limited	British Virgin Islands	Ordinary	100	-
Guangzhou Cowan City Real Estates Co. Ltd.	China	-	-	95

公司編號 Company Number

362639

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Guangzhou Eastern Growth City Real Estates Co. Ltd.	China	-	-	95
Guangzhou Faithbond City Real Estates Co. Ltd.	China	-	-	95
GZ City Construction & Development Grandcity Parking Property Management Co. Ltd.	China	-	-	81.26
Guangzhou Grandcity Development Ltd.	China	-	-	100
Guangzhou Guangxiu City Real Estates Co. Ltd.	China	-	-	95
Guangzhou Honour City Real Estates Co. Ltd.	China	-	-	95
Guangzhou Investment (China Property) Company Limited	British Virgin Islands	Ordinary	-	100
Guangzhou Investment Dual Currency Notes 1996 Limited	Cayman Islands	Ordinary	100	-
Guangzhou Investment Finance Company Limited	Hong Kong	Ordinary	100	-
Guangzhou Investment (HK Property) Company Limited	British Virgin Islands	Ordinary	-	100
Guangzhou Investment (Macau Property) Company Limited	British Virgin Islands	Ordinary	-	100
Guangzhou Investment Property Holdings Limited	British Virgin Islands	Ordinary	100	-
Guangzhou Jieyacheng Real Estate Development Co., Ltd.	China	-	-	92

附屬公司的詳情 **Particulars of Subsidiaries**

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Guangzhou Keen Asia City Real Estates Co. Ltd.	China	-	-	95
Guangzhou May Hua City Real Estates Co. Ltd.	China	-	-	95
Guangzhou Million Top City Real Estates Co. Ltd.	China	-	-	95
Guangzhou Nanxin Highways Development Company Limited	China	-	-	27.44
Guangzhou Paper Co., Ltd.	China	-	-	51
Guangzhou Perfect City Real Estates Co. Ltd.	China	-	-	95
Guangzhou Qiaowei Highways Development Company Limited	China	-	-	34.30
Guangzhou Seaport City Real Estates Co. Ltd.	China	-	-	95
Guangzhou Sincere Land City Real Estates Co. Ltd.	China	-	-	95
Guangzhou Suiqiao Development Company Limited	China	-	-	34.30
Guangzhou Sun Peak City Real Estates Co. Ltd.	China	-	-	95
Guangzhou Taihe Highways Development Company Limited	China	-	-	27.44
Guangzhou Tailong Highways Development Company Limited	China	-	-	17.49
Guangzhou Talent Gather City Real Estates Co. Ltd.	China	-	-	95

公司編號 Company Number

362639

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Guangzhou Tiyu Building Company Limited	China	-	-	100
Guangzhou Top Jade City Real Estates Co. Ltd.	China	-	-	95
Guangzhou Tung Win City Real Estates Co. Ltd.	China	-	-	95
Guangzhou Unionwin City Real Estates Co. Ltd	China	-	-	95
Guangzhou Weian Highways Development Company Limited	China	-	-	27.44
Guangzhou White Horse Clothings Market Ltd.	China	-	-	100
Guangzhou Winbase City Real Estates Co. Ltd.	China	-	-	95
Guangzhou Winner City Real Estates Co. Ltd.	China	-	-	95
Guangzhou Xingcheng Enterprise Development Ltd.	China	-	-	95
Guangzhou Xinguang Highways Development Company Limited	China	-	-	18.87
Guangzhou Yicheng Property Management Ltd.	China	-	-	85.68
Guangzhou Yieldwise City Real Estates Co. Ltd.	China	-	-	95
Guangzhou Yue Peng Information Ltd.	China	-	-	34.30
Guangzhou Yue Xiu Property Management Company Limited	China	-	-	60

公司編號 Company Number

362639

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Guangzhou Ziwei City Real Estates Co. Ltd.	China	-	-	95
Guide Fortune Development Limited	Hong Kong	Ordinary	-	62.5
GZI REIT Asset Management Limited	Hong Kong	Ordinary	100	-
GZI Transport (Holdings) Limited	British Virgin Islands	Ordinary	-	51
GZI Transport Limited	Bermuda	Ordinary	0.01	34.29
Honest Earn Limited	Hong Kong	Ordinary shares and Non-voting deferred shares	-	100
Honstar Investments Limited	British Virgin Islands	Ordinary	-	100
Housemaster Holdings Limited	British Virgin Islands	Ordinary	-	51
Hunan Yue Tung Highway and Bridge Development Company Limited	China	-	-	25.73
Ickleton Limited	British Virgin Islands	Ordinary	-	34.30
Intro-Win Development Limited	Hong Kong	Ordinary	-	100
Jamsin Limited	Hong Kong	Ordinary	100	-
Jankon International Limited	Hong Kong	Ordinary	-	100
Jesslyn Limited	Hong Kong	Ordinary shares and Non-voting deferred shares	-	100
Jumbo Good Development Limited	Hong Kong	Ordinary	-	100
Jumbo King Development Limited	Hong Kong	Ordinary	100	-

公司編號 Company Number

362639

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Jumbo Team Limited	British Virgin Islands	Ordinary	-	100
Kam Cheong Limited	British Virgin Islands	Ordinary	-	34.30
Kam Hon Investment Company Limited	Hong Kong	Ordinary	-	100
Kingswell Limited	Hong Kong	Ordinary	-	100
Kingwongs Investment Limited	British Virgin Islands	Ordinary	-	100
Kinleader Co., Ltd.	British Virgin Islands	Ordinary	-	34.30
Kiu Fung Limited	British Virgin Islands	Ordinary	-	34.30
Lawson Enterprises Limited	British Virgin Islands	Ordinary	-	51
Light Home Development Limited	Hong Kong	Ordinary	-	100
Long Win Development Ltd.	British Virgin Islands	Ordinary	-	100
May View Investment Limited	British Virgin Islands	Ordinary	-	100
Merry Growth Development Limited	Hong Kong	Ordinary	-	100
Metrogold Development Limited	British Virgin Islands	Ordinary	-	92
Mirossa Investment Limited	British Virgin Islands	Ordinary	-	100
Nation Harvest Development Limited	Hong Kong	Ordinary	-	100
Onwell Enterprises Limited	British Virgin Islands	Ordinary	-	34.30
Pacific Max Industrial Limited	Hong Kong	Ordinary	-	100
Pacific Oceanic Limited	British Virgin Islands	Ordinary	-	100
Perfect Base Development Limited	Hong Kong	Ordinary	-	100

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Pioneer Business Limited	British Virgin Islands	Ordinary	-	34.30
Power Head Limited	British Virgin Islands	Ordinary	-	51
Profit Optima Ltd.	British Virgin Islands	Ordinary	-	34.30
Proterall Limited	British Virgin Islands	Ordinary	-	34.30
Raybeach Investment Limited	Hong Kong	Ordinary	-	100
Richardland Limited	British Virgin Islands	Ordinary	-	100
Round Table Holdings Limited	British Virgin Islands	Ordinary	100	-
Shaanxi Jinxiu Transport Co., Limited	China	-	-	34.30
Sincere Land Investment Ltd.	British Virgin Islands	Ordinary	-	100
Sino Peace Development Limited	Hong Kong	Ordinary	-	100
Smart Perfect Development Limited	Hong Kong	Ordinary	-	100
Smart Rise Development Limited	Hong Kong	Ordinary	-	100
Smart Top Enterprises Limited	Hong Kong	Ordinary	-	34.30
Sociedade de Fomento Predial Codo (Macau) Limitada	Macau	-	-	100
Solution Investment Limited	Hong Kong	Ordinary	-	100
Sparco Development Limited	British Virgin Islands	Ordinary	-	34.30
Star Noble Enterprises Limited	Hong Kong	Ordinary	-	100
Super Gain Development Limited	British Virgin Islands	Ordinary	-	100

公司編號 Company Number

362639

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Super Praise Ltd.	British Virgin Islands	Ordinary	-	34.30
Super Sprite Enterprises Limited	British Virgin Islands	Ordinary	-	100
Superfield Limited	British Virgin Islands	Ordinary	-	34.30
Superinvestor Limited	British Virgin Islands	Ordinary	-	100
Superland Development Ltd.	British Virgin Islands	Ordinary	-	100
Taissa Development Limited	British Virgin Islands	Ordinary	-	100
Takwill International Limited	Hong Kong	Ordinary	-	100
Talent Gather Development Limited	British Virgin Islands	Ordinary	-	100
Teckstar Limited	British Virgin Islands	Ordinary	-	34.30
Top Global Holdings Ltd.	British Virgin Islands	Ordinary	-	34.30
Top Health International Limited	Hong Kong	Ordinary	-	100
Topform Assets Limited	British Virgin Islands	Ordinary	-	100
Toplander Development Limited	British Virgin Islands	Ordinary	-	100
Unionwin Investment Limited	British Virgin Islands	Ordinary	-	34.30
Upgrade Resources Limited	British Virgin Islands	Ordinary	-	100
Vast Win Development Limited	Hong Kong	Ordinary	-	100
Veven Developments Limited	Hong Kong	Ordinary	-	100
Viclong Company Limited	Hong Kong	Ordinary	-	100
Winston Investment Limited	Hong Kong	Ordinary	-	100

公司編號 Company Number

362639

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Worldbest Development Limited	Hong Kong	Ordinary	-	100
Yan Tung Investment Limited	British Virgin Islands	Ordinary	-	28.57
Yue Xiu APT Parking Limited	Hong Kong	Ordinary	-	100
Yue Xiu Investment (China) Company Limited	China	-	100	-
Yue Xiu Property Agency Limited	Hong Kong	Ordinary	-	100
Yue Xiu Property Consultants Limited	Hong Kong	Ordinary shares and Non-voting deferred shares	-	100
Yue Xiu Property Management Limited	Hong Kong	Ordinary	-	100
Zippenes Limited	British Virgin Islands	Ordinary	-	100
廣州華振科技投資有限公司	China	-	-	100
廣州白馬物業管理有限公司	China	-	-	96.75

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.



公司註冊處
Companies Registry

Statement of Particulars of Shareholdings in Non-Subsidiary Companies

(公司條例第 129(5)(b) 及(5A)(b)條)
(Companies Ordinance s. 129(5)(b) & (5A)(b))

表格 Form **AC2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

362639

1 公司名稱 **Company Name**

Guangzhou Investment Company Limited
越秀投資有限公司

2 本陳述書的附表一載列本公司於下述財政年度終結日期持有股份的非附屬公司詳情
The particulars of the Company's shareholdings in companies not being its subsidiaries as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

31	12	2005
日 DD	月 MM	年 YYYY

本陳述書包括 ______ 頁附表。

This Statement includes 2 page(s) of Schedule.

簽署 Signed :

姓名 Name : Yu Tat Fung
~~董事 Director~~／秘書 Secretary *

日期 Date : 27 / 07 / 2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 4) 提交人的資料 **Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited

地址 Address: 26/F., Yue Xiu Building,
160 Lockhart Road,
Wanchai,
Hong Kong

電話 Tel: 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 **For Official Use**


收件日期 RECEIVED
10 -08- 2006
文件收發小組
Central Mail Unit

公司編號 Company Number

362639

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
Guangdong Xinshidai Real Estate Ltd.	China	-	45
Guangzhou Northern Second Ring Expressway Co., Limited	China	-	13.72
Guangzhou South House Property Industry Co., Ltd.	China	-	30
Guangzhou Western Second Ring Expressway Co., Limited	China	-	12.01
Hainan China City Property Development Co., Ltd.	China	-	52
Zhoushan Xinyuan Real Estate Development Co., Ltd.	China	-	38
Companhia de Investimento Predial San Chee Lee, Limitada	Macau	-	25
Country Calm Investment and Development Company Limited	Macau	-	50
Guangdong Humen Bridge Co., Ltd.	China	-	8.58
Guangdong Qinglian Highway Development Co., Ltd.	China	-	8.09
Guangdong Shantou Bay Bridge Co., Ltd.	China	-	10.29
Guangzhou Northring Freeway Co., Ltd.	China	-	8.33

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **AC2**

(附表一 Schedule 1)

公司編號 Company Number

362639

公司持有股份的非附屬公司詳情

Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
Guangzhou Xin Yue Real Estate Development Co. Ltd	China	-	28.20
Krimark Investments Limited	British Virgin Islands	Ordinary	30
* GZI Real Estate Investment Trust	Hong Kong	-	40

* Associate

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

Registration No. 362639

THE COMPANIES ORDINANCE (CHAPTER 32)

SPECIAL RESOLUTION

OF

GUANGZHOU INVESTMENT COMPANY LIMITED

越 秀 投 資 有 限 公 司

PASSED ON THE 15TH DAY OF JUNE, 2006

At an Annual General Meeting of shareholders of the Company duly convened and held at 26th Floor, Yue Xiu Building, 160 Lockhart Road, Wanchai, Hong Kong on Thursday, 15th June 2006 at 10:30 a.m., the following resolution was duly passed as a Special Resolution of the Company: -

SPECIAL RESOLUTION

"**THAT** the Articles of Association of the Company be and are hereby amended by:

(a) adding the following Article immediately after Article 91:

91A. Every Director should be subject to retirement by rotation once every three years.

(b) deleting in the 4th to 6th lines of Article 97 the words "A Director so appointed shall retire at the next following annual general meeting and shall not be taken into account in determining the Directors who are to retire by rotation at the meeting." immediately after the word "any)." and substituting therefor the words "Any Director so appointed by the Directors shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to their number), and shall then be eligible for reappointment. Such a Director so appointed at an annual general meeting shall not be taken into account in determining the Directors who are to retire by rotation at that meeting".

(c) deleting in the 1st line of Article 98 the words "a Director who retires at an annual general meeting may be reappointed. If he" immediately after the words "Subject as aforesaid," and substituting therefor the words "if a Director";

(d) deleting in the 6th line of Article 102 the words "A managing director and a Director holding any other executive office shall not be subject to retirement by rotation." immediately after the words "Director and the Company."."


收件日期 RECEIVED
29-06-2006
CR
文件收發小組
Central Mail Unit



Ou Bingchang
Chairman of the meeting

MEMORANDUM

AND

NEW ARTICLES OF ASSOCIATION

OF

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Change of Name on 15th October, 1992)

Incorporated the 16th day of June, 1992

HONG KONG

(Reprinted inclusive of amendments up to 15th June, 2006)

REPRINTED BY
IFN FINANCIAL PRESS LIMITED

MEMORANDUM

AND

NEW ARTICLES OF ASSOCIATION

OF

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Change of Name on 15th October, 1992)

Incorporated the 16th day of June, 1992

HONG KONG

(Reprinted inclusive of amendments up to 15th June, 2006)

REPRINTED BY
IFN FINANCIAL PRESS LIMITED

No. 362639
編號



CERTIFICATE OF INCORPORATION
公司更改名稱
ON CHANGE OF NAME
註冊證書

I hereby certify that
本人茲證明

GENERAL VIEW INVESTMENT LIMITED
俊景投資有限公司

having by special resolution changed its name, is now incorporated under the name of
經通過特別決議案，已將其名稱更改，該公司現在之註冊名稱為

GUANGZHOU INVESTMENT COMPANY LIMITED
越秀投資有限公司

Given under my hand this Fifteenth day of October
簽署於一九九二年十月十五日。

One Thousand Nine Hundred and Ninety Two.



Mrs. V. Yam
P. Registrar General
(Registrar of Companies)
Hong Kong
香港註冊總署署長暨公司註冊官
（註冊主任 任辛穎文 代行）

H.G. 350

No. 362639
編號



CERTIFICATE OF INCORPORATION
公司註冊證書

I hereby certify that
本人茲證明

GENERAL VIEW INVESTMENT LIMITED
俊景投資有限公司

is this day incorporated in Hong Kong under the Companies Ordinance, and
於本日在香港依據公司條例註冊成為
that this company is limited.
有限公司。

Given under my hand this Sixteenth day of June
簽署於一九九二年六月十六日。
One Thousand Nine Hundred and Ninety-two.

Mrs. V. YAM

p. Registrar General
(Registrar of Companies)
Hong Kong
香港註冊總署署長暨公司註冊官
（註冊主任 任李顏文代行）

RG 314

THE COMPANIES ORDINANCE (CHAPTER 32)

Company Limited by Shares

MEMORANDUM OF ASSOCIATION

OF

GUANGZHOU INVESTMENT COMPANY LIMITED

越秀投資有限公司

(Change of Name on 15th October, 1992)

First:— The name of the Company is "GUANGZHOU INVESTMENT COMPANY LIMITED 越秀投資有限公司".

Name changed on 15.10.1992

Second:— The Registered Office of the Company will be situate in Hong Kong.

Third:— The objects for which the Company is established are:—

Amended by Special Resolution passed on 26.10.1992

(1) To carry on the business of a holding company in all its branches and to co-ordinate the policy and administration of any subsidiary company or companies or of any group of companies of which the Company or any subsidiary company is a member or which are in any manner controlled by the Company.

(2) To carry on the trade or business of builders and contractors for construction work of any kind and for the demolition of any structure.

(3) To enter into any contracts in relation to, and to erect, construct, maintain, alter, repair, pull down and restore, either alone or jointly with any other companies or persons, works of all descriptions, including houses, flats, shops, works, wharves, docks, piers, dredging railways, tramways, underground railways or transit system, waterways, reservoirs, roads, aerodromes, reclamations, bridges, tunnels, warehouses, factories, mills, engines, machinery, railway carriages, and wagons, ships and vessels of every description, gas works, electric works, water works, oil works, drainage and sewage works, and buildings of every description.

(4) To purchase or otherwise acquire lands, houses, offices, workshops, buildings and premises for the purpose of such trade or business.

(5) To purchase or otherwise acquire or to carry on the manufacture of and dealing in bricks, stone or other building materials of any kind whatsoever and all implements, machinery, bulldozers, tractors, cranes, transport vehicles, barges, ships, scaffolding and all things used by builders and contractors.

(6) To purchase or otherwise acquire and to carry on the manufacture of portable buildings for use as offices, storage or any other purpose connected with the work of builders and contractors.

(7) To carry on the trade or business of electrical heating, air-conditioning, solar energy and constructional engineers whether for the purpose of temporary installations during building operations or for permanent use in the buildings erected.

(8) To carry on the business of architects, valuers and surveyors, brick and tile makers, house and estate agents.

(9) To carry on all or any of the business of manufacturers of and dealers and workers in cement, lime, plaster, whiting, clay, gravel, sand, minerals, earth, coke, fuel, artificial stone, and builders' requisites and conveniences of all kinds, and of engineers, ship, barge, lighter and truck owners, quarry owners, builders, general contractors, and carriers.

(10) To purchase, take on lease or in exchange, hire or otherwise acquire and hold for any estate or interest any lands, buildings, easements, rights, privileges, concessions, patents, patent rights, licences, secret processes, machinery, plant, ships, aircrafts, stock-in-trade, and any real or personal property of any kind necessary or convenient for the purposes of or in connection with the Company's business or any branch or department thereof.

(11) To carry on all or any of the business of engineers and engineering contractors in all its branches whether civil, mechanical, electrical, structural, marine, aeronautical, industrial, transportation or otherwise.

(12) To purchase for investment or re-sale and to traffic in land and house property in Hong Kong and elsewhere and to make advances upon the security of land or house property or any interest therein and generally to deal in, traffic by way of sale, lease, exchange, or otherwise with land and house property.

(13) To sell, lease, let, mortgage or otherwise dispose of the lands, houses, buildings and other property of the Company.

(14) To undertake or direct the management of any property, buildings, lands and estates whether belonging to the Company or not and to collect rents and income.

(15) To obtain vacant possession of any land, buildings, messuages, tenements and other erections belonging to the Company or in which the Company is interested either as owners, lessees, sub-lessees, contractors, or otherwise whatsoever by proceedings in or applications to any court of law, tribunal or other appropriate authority having authority in that behalf or in any lawful manner, for the purpose of development or redevelopment by the erection of new buildings, tenements, messuages, houses or other erections and to pay compensation and other moneys to the lessees, tenants, sub-tenants and other occupiers thereof as may be ordered by the court, tribunal or appropriate authority or which may be otherwise payable.

(16) To develop and turn to account any land owned or acquired by the Company or in which it is interested or upon any other lands or property and in particular by laying out and preparing the same for building purposes, erecting, constructing, altering, enlarging, pulling down, demolishing, decorating, maintaining, keeping in repair, fitting out, and improving any buildings for the purposes of the Company and by entering into contracts and arrangements of all kinds with developers, land investment companies, land mortgage companies, building estate companies, banks, financiers, builders, owners, tenants and others.

(17) To purchase and sell for any persons house property, buildings or lands or any share or shares, interest or interests therein and to transact on commission or otherwise the general business of a land agent.

(18) To receive moneys on deposit with or without allowance of interest, and to receive on deposit title deeds and other securities.

(19) To negotiate loans of every description and to transact business as financial and monetary agents both in Hong Kong and elsewhere.

(20) To carry on any other trade or business whatsoever which can, in the opinion of the Board of Directors, be advantageously carried on by the Company in connection with or as ancillary to any of the above businesses or the general business of the Company.

(21) To borrow or raise or secure the payment of money for the purposes of or in connection with the Company's business.

(22) To carry on business as financiers, promoters, concessionaires, brokers and merchants and to undertake and carry on and execute all kinds of financial, commercial, trading, manufacturing, industrial and other operations.

(23) To aid any government or state, or any municipal or other body politic or corporate, or company, or association, or individuals, with capital, credit, means or resources for the prosecution of any works, undertakings, projects or enterprises.

(24) To subscribe for, take, hold, or deal in stocks, shares and securities of all kinds.

(25) To lend money to, guarantee the contracts of, or otherwise assist, or become security for any person, partnership or company, and to take or otherwise acquire shares and securities of any company and to sell, hold or otherwise deal with the same.

(26) To invest the capital and other moneys of the Company in the purchase or upon the security of shares, stocks, debentures, debenture stock, bonds, mortgages, obligations and securities of any kind issued or guaranteed by any company or undertaking of whatever nature and wheresoever constituted or carrying on business, and shares, stocks, debentures, debenture stock, bonds, mortgages, obligations and other securities issued or guaranteed by any government, sovereign ruler, commissioners, trust, municipal local or other authority or body of whatever nature, whether in Hong Kong or elsewhere wheresoever.

(27) To guarantee or indemnify (other than in respect of fire, marine, life or motor vehicle insurance) or to stand surety for or to support or secure (with or without any consideration whatsoever) the performance of all or any of the obligations of any person, firm or company whomsoever or whatsoever whether by personal covenant or by mortgage, charge or lien upon the whole or any part of the undertaking, property and assets of the Company (both present and future) including its uncalled capital or by both such methods, and in particular, but so as not to limit the generality of the foregoing, to indemnify (as limited aforesaid), guarantee, support or secure whether by personal covenant or by any such mortgage, charge or lien or by both such methods the performance of all or any of the obligations (including the payment or repayment of the principal and premium of and interest on any securities) of any company which is for the time being the holding company of the Company or another subsidiary of any such holding company, or any subsidiary of the Company.

(28) To finance or assist in financing the sale of goods, articles or commodities of all and every kind or description by way of hire purchase or deferred payment, or similar transactions, and to institute, enter into, carry on, subsidise, finance or assist in subsidising or financing the sale and maintenance of any goods, articles or commodities of all and every kind and description upon any items whatsoever, to acquire and discount hire purchase or other agreements or any rights thereunder (whether proprietary or contractual) and generally to carry on business and to act as financiers, traders, commission agents, or in any other capacity in any part of the world, and to import, export, buy, sell, barter, exchange, pledge, make advances upon or otherwise deal in goods, produce, articles and merchandise.

(29) To enter into arrangements with companies, firms and persons for promoting and increasing the manufacture, sale and purchase and maintenance of goods, articles or commodities of all and every kind and description, either by buying, selling, letting on hire, hire purchase or easy payment systems, or by financing or assisting such other companies, firms or persons to do all or any of such last-mentioned acts, transactions and things, and in such manner as may be necessary or expedient and in connection with or for any of these purposes, to purchase agreements, lend money, give guarantees or security or otherwise finance or assist all or such purposes on such terms and in such manner as may be desirable or expedient.

(30) To insure or guarantee the payment of advances, credits, bills of exchange and other commercial obligations or commitments of every description, as well as the fulfilment of contracts and other trading and commercial transactions of every description, whether in Hong Kong or elsewhere and to indemnify any person against the same, and to guarantee the payment of money secured by or payable under or in respect of any debenture stock, bond mortgage, charge, security, contract or obligation of any person, persons or corporation, or any authority, supreme, municipal, local or otherwise.

(31) To insure with any company or person against losses, damages, risks and liabilities of all kinds which may affect the Company and to act as agents and brokers for placing insurance risks of all kinds in all its branches.

(32) To acquire by purchase, lease, exchange or otherwise and sell land, buildings and hereditaments of any tenure or description and any estate or interest therein, any rights over or connected with land and to develop and to turn the same and/or any other property in which the Company may be interested to account as may seem expedient or to contribute to, subsidise or otherwise assist or take part in developing and turning to account any property and develop and turn to account the resources of any property, whether belonging to the Company or not, and in particular, but without prejudice to the generality of the foregoing, by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, furnishing, improving and managing buildings of all kinds, factories and other works, enterprises and projects of all descriptions.

(33) To purchase or otherwise acquire, hold, pledge, turn to account in any manner, import, export, sell, distribute or otherwise dispose of, and generally to deal in, commodities and products (including any future interest therein) and merchandise, articles of commerce, materials, personal and real property of every kind, character and description whatsoever, and any interest therein, either as principal or as a factor or broker, or as commercial sales, business or financial agent or representative, general or special or in any other capacity whatsoever for the account of any person or public authority, and in connection therewith or otherwise secure trading privileges on any board of trade, exchange or other similar institution where any such products or commodities or personal or real property are dealt in.

(34) To carry on business and maintain branches in any part of the world for all or any of the purposes herein set forth.

(35) To carry on any other business whether manufacturing or otherwise which may seem to the Company capable of being conveniently carried on in connection with any of the above businesses or objects or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights for the time being.

(36) To take or otherwise acquire and hold shares in any other company having objects altogether or in part similar to those of the Company or carrying on any business capable of being conducted so as directly or indirectly to benefit the Company.

(37) To act as agent and representative of any company, firm or individual whatsoever whether foreign or otherwise for the purposes of any trading, financial, commercial or industrial enterprise and to advance moneys or credit for the account of customers or of any other person, firm or company.

(38) To borrow with or without security or raise money with or without security or secure the payment of money by way of mortgage or in such other manner as the Company shall think fit and in particular by the issue of debentures or debenture stock, perpetual or otherwise, charged upon all or any of the Company's properties (both present and future) including its uncalled capital and to redeem or pay off any such securities and to borrow money on any terms and conditions upon the security of mortgages or pledges or upon all or any part of the property of the Company or upon all calls on members made or to be made or without any such mortgage or pledge and to borrow or receive on deposit at interest or otherwise money, stock, funds, shares, securities or other properties and also by mortgage, charge, debenture, pledge, lien, covenant, undertaking or agreement to secure and guarantee the performance by the Company or any other person or company of any obligation undertaken by the Company or any other person or company as the case may be.

(39) To sell, let on lease, exchange, deal with or otherwise dispose of all of the property of the Company or any part thereof or its rights, interests and privileges for such consideration as the Company may think fit and in particular for shares, debentures or securities of any other company.

(40) To distribute any of the properties of the Company whether upon a distribution of assets or a division of profits among members in specie or otherwise.

(41) To apply for, purchase or otherwise acquire any patent, brevets d'invention, licences, concessions, and the like, conferring any exclusive or non-exclusive or limited right of user, or any invention, mechanism or process, secret or otherwise, or any secret or other information as to any invention which may seem capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, experiment upon, test, seek to improve, exercise, develop, grant licences in respect of, or otherwise turn to account, the property rights or information so acquired, and to disclaim, alter or modify such patent rights or protection, and also to acquire, sue and register trade marks, trade names, registered or other designs, rights or copyright or other rights or privileges in relation to any business for the time being carried on by the Company.

(42) To buy, sell, manufacture, repair, convert, alter, exchange, let on hire and deal in all kinds of articles and things which may be required for the purposes of any of the said businesses.

(43) To carry on business, and to act as merchants, traders, commission agents, carriers, or in any capacity in Hong Kong and elsewhere and to import, export, buy, sell, barter, exchange, pledge, make advances upon, or otherwise deal in goods, produce articles and merchandise.

(44) To receive and hold for its own use, benefit or in trust or otherwise moneys and other property and estates, real, personal and mixed of whatever kind and nature and the same to invest, reinvest, manage, settle, control, sell and dispose of in any manner and to collect, manage, invest, reinvest, adjust, and in any manner to dispose of the income, profits and interest arising therefrom upon such terms as may be agreed upon between the Company and the persons contracting with it.

(45) To advance, deposit, or lend money, securities and property to or with such persons or companies and on such terms as may seem expedient and either with or without security and in particular to customers and others having dealings with the Company, and to guarantee the performance of contracts by any such persons or companies.

(46) To grant pensions, allowances, gratuities and bonuses to officers, ex-officers, employees or ex-employees of the Company or its predecessors in business or of any company which is a subsidiary of the Company or the dependents or connections of such persons, to establish and maintain or concur in establishing and maintaining trusts, funds or schemes (whether contributory or non-contributory) with a view to providing pensions or other benefits for any such persons as aforesaid, their dependents or connections, and to support or subscribe to any charitable funds or institutions, the support of which may, in the opinion of the Directors, be calculated directly or indirectly to benefit the Company or its employees, and to institute and maintain any club or other establishment or profit-sharing scheme calculated to advance the interest of the Company or its officers or employees.

(47) To draw, make, accept, endorse, negotiate, discount and execute promissory notes, bills of exchange and other negotiable instruments.

(48) To invest and deal with the moneys of the Company not immediately required for the purposes of its business in or upon such investments or securities and in such manner as may from time to time be determined.

(49) To pay for any property or rights acquired by the Company, either in cash or fully or partly paid-up shares, with or without preferred or deferred or special rights or restrictions in respect of dividend, repayment of capital, voting or otherwise, or by any securities which the Company has power to issue, or partly in one mode and partly in another, and generally on such terms as the Company may determine.

(50) To accept payment for any property or rights sold or otherwise disposed of or dealt with by the Company, either in cash, by instalments or otherwise, or in fully or partly paid-up shares of any company, with or without deferred or preferred or special rights or restrictions in respect of dividend, repayment of capital, voting or otherwise, or in debentures or mortgage debentures or debenture stock, mortgages or other securities of any company, or partly in one mode and partly in another, and generally on such terms as the Company may determine, and to hold, dispose of or otherwise deal with any shares, stock or securities so acquired.

(51) To enter into any partnership or joint-purse arrangement or arrangement for sharing profits, union of interests or co-operation with any company, firm or person carrying on or proposing to carry on any business within the objects of the Company, and to acquire and hold, sell, deal with or dispose of shares, stock or securities of any such company, and to guarantee the contracts or liabilities of, or the payment of the dividends, interest or capital of any shares, stock or securities of and to subsidise or otherwise assist any such company.

(52) To establish or promote or concur in establishing or promoting any other company whose objects shall include the acquisition and taking over of all or any of the assets and liabilities of the Company or the promotion of which shall be in any manner calculated to advance directly or indirectly the objects or interests of the Company, and to acquire and hold or dispose of shares, stock or securities of and guarantee the payment of the dividends, interest or capital of any shares, stock or securities issued by or any other obligations of any such company.

(53) To purchase or otherwise acquire and undertake all or any part of the business, property, assets, liabilities and transactions of any person, firm or company carrying on any business which the Company is authorised to carry on.

(54) To sell, improve, manage, develop, turn to account, exchange, let on rent, royalty, share or profits or otherwise, grant licences, easements and other rights in or over, and in any other manner deal with or dispose of the undertaking and all or any of the property and assets for the time being of the Company for such consideration as the Company may think fit.

(55) To amalgamate with any other company whose objects are or include objects similar to those of the Company, whether by sale or purchase (for fully or partly paid-up shares or otherwise) of the undertaking, subject to the liabilities of this or any such other company as aforesaid, with or without winding up, or by sale or purchase (for fully or partly paid-up shares or otherwise) of all or a controlling interest in the shares or stock of this or any such other company as aforesaid, or by partnership, or any arrangement of the nature of partnership, or in any other manner.

(56) To distribute among the members in specie any property of the Company, or any proceeds of sale or disposal of any property of the Company, but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law.

(57) To do all or any of the above things in any part of the world, and either as principals, agents trustees, contractors or otherwise, and either alone or in conjunction with others, and either by or through agents, trustees, sub-contractors or otherwise.

(58) To do all such other things as are incidental or conductive to the above objects or any of them.

It is hereby declared that:

(i) where the context so admits the word "company" in this clause shall be deemed to include any government or any statutory, municipal or public body of any body corporate or incorporated association, including a partnership or other body of persons whether or not incorporated and, if incorporated, whether or not a company within the meaning of the Companies Ordinance (Chapter 32), and whether domiciled in Hong Kong or elsewhere;

(ii) the objects specified in each of the paragraphs of this clause shall be regarded as independent objects, and accordingly shall in no way be limited or restricted (except where otherwise expressed in such paragraphs) by reference to or inference from the terms of any other paragraph, but may be carried out in as full and ample a manner and construed in as wide a sense as if each of the said paragraphs defined the objects of a separate and distinct company.

Fourth:— The liability of the Members is limited.

Fifth:— The Share Capital of the Company is HK$1,000,000,000.00 divided into 10,000,000,000 shares of $0.10 each with the power for the company to increase or reduce the said capital and to issue any part of its capital, original or increased, with or without preference, priority or special privileges, or subject to any postponement of rights or to any conditions or restrictions and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

Amended by Ordinary Resolutions passed on 21.11.1992, 23.2.1994, 25.3.1997 and 17.1.2002

We, the several persons, whose names, addresses and descriptions are hereto subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite to our respective names:—

Names, Addresses and Descriptions of Subscribers	Number of Shares taken by each subscriber
For and on behalf of **TIME WAY LIMITED** CHENG KWAI LAN, CLAUDIA . . . . *Director* TIME WAY LIMITED Room C, 17/F., Thomson Commercial Building, 8-10 Thomson Road, Wanchai, Hong Kong. Corporation	One
For and on behalf of **CHEERFIT DEVELOPMENT LIMITED** CHENG KWAI LAN, CLAUDIA . . . . *Director* CHEERFIT DEVELOPMENT LIMITED Room C, 17/F., Thomson Commercial Building, 8-10 Thomson Road, Wanchai, Hong Kong. Corporation	One
Total Number of Shares Taken	Two

Dated the 1st day of June, 1992.

WITNESS to the above signatures:

KWONG MEI FONG
Company Secretary
Room C, 17/F.,
Thomson Commercial Building,
8-10 Thomson Road, Wanchai,
Hong Kong.

THE COMPANIES ORDINANCE

COMPANY LIMITED BY SHARES

NEW ARTICLES OF ASSOCIATION

of

GUANGZHOU INVESTMENT COMPANY LIMITED

越秀投資有限公司

(Change of Name on 15th October, 1992)

(adopted by Special Resolution passed on 21st November, 1992
and amended by
Special Resolutions passed on 3rd June, 1994, 2nd June, 2004 and 15th June, 2006)

PRELIMINARY

1. (1) In these Articles the following words bear the following meanings:—

"these Articles"	the Articles of Association of the Company in their present form and all supplementary amended or substituted articles for the time being in force;
"associate"	in relation to any Director shall have the same meaning as defined under Rule 1.01 of the Listing Rules;
"the Board"	the board of directors for the time being of the Company or (as the context may require) the majority of directors present and voting at a meeting of the directors;
"clear days"	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;
"Director(s)"	the director(s) of the Company for the time being;
"dollars" and "$"	dollars in the lawful currency of Hong Kong;
"electronic communication"	a communication sent by electronic transmission in any form through any medium;
"Entitled Person"	an "entitled person" as defined under section 2(1) of the Ordinance;
"executed"	any mode of execution;

"the Group"	the Company and any subsidiary or subsidiaries of the Company;
"holder"	in relation to shares, the member whose name is entered in the register of members as the holder of the shares;
"the Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any amendments thereto from time to time;
"Office"	the registered office of the Company;
"the Ordinance"	subject to paragraph (3) of this Article, the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and includes every other ordinance incorporated therein or substituted therefor and in the case of any such substitute the references in these Articles to the provisions of the ordinance shall be read as references to the provisions substituted therefor in the new ordinance;
"paid up"	paid up or credited as paid up;
"Published in the Newspapers"	has the meaning assigned to it by the Rules Governing the Listing of Securities of the Stock Exchange from time to time;
"relevant financial documents"	the "relevant financial documents" as defined under section 2(1) of the Ordinance;
"the seal"	the common seal from time to time of the Company and an official seal (if any) kept by the Company by virtue of section 73A of the Ordinance, or either of them as the case may require;
"secretary"	the secretary of the Company or any other person authorised to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;
"Securities and Futures Ordinance"	subject to paragraph (3) of this Article, the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"special notice"	in relation to a resolution shall have the meaning ascribed thereto in section 116C of the Ordinance;
"the Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"summary financial report"	the "summary financial report" as defined under section 2(1) of the Ordinance.

(2) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these Articles shall have the same meaning as in the Ordinance or any statutory modification thereof in force at the date at which these Articles become binding on the Company.

(3) A reference in these Articles to any statute or provision of a statute includes a reference to any statutory modification or re-enactment of it for the time being in force.

(4) A reference to any Article by number is to the particular Article of these Articles.

(5) In these Articles, unless the context otherwise requires:—

(a) words in the singular include the plural, and vice versa;

(b) words importing any gender shall include all genders; and

(c) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons.

(6) In these Articles:—

(a) references to writing shall, unless the contrary intention appears, be construed as including references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a visible and legible form. Wherever any provision of these Articles (except a provision for the appointment of a proxy) requires that a communication as between the Company, its directors or members be effected in writing, the requirement may be satisfied by the communication being given in the form of an electronic record unless the person to whom the communication is given has signified refusal to communications being given to him in that form;

(b) references to "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible;

(c) references to a power are to a power of any kind, whether administrative, discretionary or otherwise; and

(d) references to a committee of the Directors are to a committee established in accordance with these Articles, whether or not comprised wholly of the Directors.

(7) The headings are inserted for convenience only and do not affect the construction of these Articles.

2. The regulations contained in Table A do not apply to the Company.

SHARE CAPITAL

3. The authorised share capital of the Company shall be divided into ordinary shares of HK$0.10 each.

4. Subject to the provisions of the Ordinance and without prejudice to any special rights or restrictions for the time being attaching to any existing shares or any class of shares, any share may be issued upon such terms and conditions and with such preferred. deferred or special rights or such restrictions whether in regard to dividend, voting, return of capital or otherwise, as the Company may by ordinary resolution determine (or, if the Company has not so determined, as the Directors may determine).

5. Subject to the provisions, if any, of the Memorandum of Association, any preference share may, with the sanction of a special resolution of the Company be issued on terms that it is, or at the option of the Company is liable, to be redeemed on such terms and in such manner as the Company may by special resolution determine.

6. Subject to the provisions of the Ordinance and these Articles, the unissued shares in the Company shall be at the disposal of the Directors, who may offer, allot, grant options over or otherwise dispose of them to such persons and on such terms as the Directors think fit. The Directors may issue warrants to subscribe for any class of shares or securities of the Company on such terms as they may from time to time determine.

7. The Company may exercise the powers of paying commissions conferred by the Ordinance. Subject to the provisions of the Ordinance, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also on any issue of share capital pay such brokerage as may be lawful.

8. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety of it in the holder.

VARIATION OF RIGHTS

9. Subject to the provisions of the Ordinance, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, either while the Company is a going concern or during or in contemplation of a winding up:—

   (a) in such manner (if any) as may be provided by those rights; or

   (b) in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

but not otherwise. To every such separate meeting the provisions of these Articles relating to general meetings shall apply, except that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and at an adjourned meeting shall be one person holding shares of the class in question or his proxy.

10. Unless otherwise expressly provided by the rights attached to any shares, those rights:—

    (a) shall be deemed to be varied by the reduction of the capital paid up on those shares and by the creation or issue of further shares ranking in priority for payment of a dividend or in respect of capital or which confer on the holders voting rights more favourable than those conferred by the first-mentioned shares;

    (b) shall otherwise be deemed not to be varied by the creation or issue of further shares ranking pari passu with or subsequent to the first-mentioned shares; and

    (c) shall be deemed not to be varied by the purchase by the Company of any of its own shares.

SHARE CERTIFICATES

11. (a) The Directors shall cause to be kept a register of the members and there shall be entered therein the particulars required under the Ordinance.

    (b) Every holder of shares shall be entitled without payment to receive, within the relevant time limit as prescribed in the Ordinance or as the Stock Exchange may from time to time determine, whichever is shorter, after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide), one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of that holding) or, upon payment for every certificate after the first of $2 (or such sum as the Directors may determine and be permitted under the rules prescribed by the Stock Exchange), to several certificates each for one or more of his shares. Every certificate shall be issued under the seal and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate or certificates to one joint holder shall be a sufficient delivery to all of them.

    (c) If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on:—

        (i) payment of such fee (if any) not exceeding $2 (or such higher amount as may from time to time be determined by the Directors and permitted under the rules prescribed by the Stock Exchange); and

        (ii) such other terms (if any) as to evidence and indemnity and payment (in the case of loss or destruction) of any exceptional expenses incurred by the Company in investigating evidence as the Directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

LIEN

12. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. The Directors may declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to all amounts payable in respect of it.

13. The Company may sell, in such manner as the Directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

14. To give effect to the sale the Directors may authorise some persons to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser. The purchaser shall not be bound to see to the application of the proceeds of sale nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

15. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES AND FORFEITURE

16. Subject to the terms of allotment, the Directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

17. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

18. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

19. If a call or an instalment of a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid, at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, at such rate not exceeding 10 per cent. per annum as the Directors may determine, but the Directors may waive payment of the interest wholly or in part.

20. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these Articles shall apply as if that sum had become due and payable by virtue of a call.

21. Subject to the terms of allotment, the Directors may differentiate between the holders in the amounts and times of payment of calls on their shares.

22. The Directors may receive from any member willing to advance all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the Directors agree.

23. If a call or an instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture.

24. Subject to the provisions of the Ordinance, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors determine either to the person who was before the forfeiture the holder or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the Directors determine. Where for the purposes of its disposal a forfeited share is to be transferred to any person, the Directors may authorise someone to execute an instrument of transfer of the share to that person.

25. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation the certificate for the shares forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at such rate not exceeding 10 per cent. per annum as the Directors may determine from the date of forfeiture until payment, but the Directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture of for any consideration received on their disposal.

26. A statutory declaration by a Director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer, if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.

TRANSFER OF SHARES

27. The instrument of transfer of a share may be in any usual form or in any other form which the Directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee. Where such an instrument of transfer is executed by HKSCC Nominees Limited (and its successor), either as transferor or transferee, in respect of shares (or such other securities as may be issued from time to time by the Company and admitted for listing on the Stock Exchange), it may be so executed

by machine-imprinted signature, provided that the Board shall have previously been provided with a list of specimen signatures of the authorised signatories of HKSCC Nominees Limited and the Board shall be reasonably satisfied that such machine-imprinted signature corresponds to one of those specimen signatures.

28. The Directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share which is not fully paid. They may also refuse to register a transfer of a share unless the instrument of transfer:—

(a) is lodged, duly stamped, at the Office or at such other place as the Directors may appoint and is accompanied by the certificate for the share to which it relates, such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and a fee of $2 (or such higher amount as may from time to time be determined by the Directors and permitted under the rules of the Stock Exchange);

(b) is in respect of only one class of share; and

(c) is in favour of not more than four transferees.

29. If the Directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal.

30. The registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the Directors may determine.

31. Subject to the provisions of these Articles and the rules of the Stock Exchange, no other fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

32. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given.

33. Nothing in these Articles shall preclude the Directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

34. If a member dies the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest; but nothing in this Article shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

35. A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the Directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall execute an

instrument of transfer of the share to that person. All the provisions of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred.

36. A person becoming entitled to a share by reason of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares. Provided always that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied within 90 days the Directors may thereafter withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

37. (Deleted)

UNTRACED MEMBERS

38. (1) The Company shall have the power to cease sending dividend warrants by post if such warrants have not been cashed on two consecutive occasions.

(2) The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if:—

(a) for a period of 12 years no cheque or warrant for amounts payable in respect of the share sent and payable in a manner authorised by these Articles has been cashed and no communication has been received by the Company from the member or person concerned;

(b) during that period at least three dividends in respect of the share have become payable;

(c) the Company has, after the expiration of that period, by an advertisement Published in the Newspapers and by notice to the Stock Exchange if shares of the class concerned are listed on that exchange, given notice of its intention to sell such share; and

(d) the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned.

(3) To give effect to the sale the Company may appoint any person to execute an instrument of transfer of the share, and the instrument shall be as effective as if it had been executed by the registered holder of, or person entitled by transmission to, the share. The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale. The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale.

STOCK

39. The Company may by ordinary resolution convert any paid up shares into stock and re-convert any stock into paid up shares of any denomination.

40. A holder of stock may transfer it or any part of it in the same manner, and subject to the same provisions of these Articles as would have applied to the shares from which the stock arose if they had not been converted, or as near thereto as circumstances admit, but the Directors may fix the minimum amount of stock transferable at an amount not exceeding the nominal amount of any of the shares from which the stock arose.

41. A holder of stock shall, according to the amount of the stock held by him, have the same rights as if he held the shares from which the stock arose: provided that no such right (except participation in dividends and in the assets of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred that right.

42. All the provisions of these Articles applicable to paid up shares shall apply to stock, and the words "share" and "member" shall include "stock" and "stockholder" respectively.

ALTERATIONS OF CAPITAL

43. The Company may by ordinary resolution:—

    (a) increase its share capital by the creation of new shares of such amount as the resolution prescribes;

    (b) consolidate all or any of its share capital into shares of larger amount than its existing shares;

    (c) subject to the provisions of the Ordinance, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum of association of the Company;

    (d) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others; and

    (e) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

44. Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the Directors may on behalf of those members sell to any person (including, subject to the provisions of the Ordinance, the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members or retain the net proceeds for the benefit of the Company, and the Directors may authorise some person to execute an instrument of transfer of the share to or in accordance with the directions of the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

45. Subject to the provisions of the Ordinance, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, in any way.

PURCHASE OF OWN SHARES

46. Subject to the provisions of the Ordinance and the rules of the Stock Exchange, the Company may purchase its own shares or any securities which carry a right to subscribe or purchase its own shares in accordance with the provisions of any code governing the purchase of securities which may be applicable to the Company.

GENERAL MEETINGS

47. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it: and not more than fifteen months shall elapse between the date of one annual general meeting of the Company and that of the next. The annual general meeting shall be held at such time and place as the Board shall appoint. All general meetings other than annual general meetings shall be called extraordinary general meetings.

48. The Directors may call general meetings and on a member's requisition under section 113 of the Ordinance shall forthwith convene an extraordinary general meeting for a date not later than eight weeks after receipt of the requisition. If there are not within Hong Kong sufficient Directors to call a general meeting, any Director or, if there is no Director within Hong Kong, any member of the Company may call a general meeting.

49. An annual general meeting and a meeting called for the passing of a special resolution shall be called by twenty-one days' notice in writing at the least, and a meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by at least fourteen days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of meeting and, in case of special business, the general nature of that business, and shall be given, in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Articles, entitled to receive such notices from the Company, provided that subject to the provisions of the Ordinance, a meeting of the Company shall notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly called if it is so agreed:—

    (i) in the case of a meeting called as the annual general meeting, by all the members entitled to attend and vote thereat; and

    (ii) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. in nominal value of the shares giving that right.

50. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

51. All business shall be deemed special that is transacted at an extraordinary general meeting. All business that is transacted at an annual general meeting shall also be deemed special, with the exception of declaring dividends, the consideration of the accounts and balance sheet and the reports of the Directors and auditors and other documents required to be

annexed to the balance sheet, the appointment of Directors in the place of those retiring (whether by rotation or otherwise) and the reappointment of the retiring auditors (other than retiring auditors who have been appointed by the Directors to fill a casual vacancy) and the fixing of the remuneration of the auditors.

52. No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

53. If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting, if convened on the requisition of or by members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week at the same time and place, or to such day, time and place as the Directors may determine. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

54. The chairman (if any) of the board of Directors, or in his absence the vice-chairman (if any), or in the absence of both of them some other Director nominated by the Directors, shall preside as chairman of the meeting, but if neither the chairman nor the vice-chairman nor such other Director (if any) is present within fifteen minutes after the time appointed for holding the meeting and willing to act, the Directors present shall elect one of their number present to be chairman and, if there is only one Director present and willing to act, he shall be chairman.

55. If no Director is willing to act as chairman, or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

56. A Director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares.

57. Without prejudice to any other power of adjournment he may have under these Articles or at common law, the chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give notice of an adjournment.

58. A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded or a poll is required under the Listing Rules. Subject to the provisions of the Ordinance, a poll may be demanded:—

(a) by the chairman; or

(b) by not less than five members having the right to vote at the meeting; or

(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

59. Unless a poll is required under the Listing Rules or is duly demanded, a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

60. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

61. A poll shall be taken as the chairman directs, and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded or was required under the Listing Rules (as the case may be).

62. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

63. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs, not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

64. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting in respect of which it is demanded or is required under the Listing Rules. In any other case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

64A. Subject to the provisions of the Ordinance and the Listing Rules, all general meetings may be held by means of video conference or by other lawful electronic means and in such manner as may be agreed by the Company in general meeting. All the provisions in these Articles as to general meetings shall, mutatis mutandis, be applicable.

VOTES OF MEMBERS

65. Subject to any rights or restrictions attached to any shares and to Article 65A, at any general meeting on a show of hands every member who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorised representative who is not himself a member entitled to vote, shall have one vote, and on a poll every member present in person or by proxy or by a duly authorised representative shall have one vote for every share of which he is the holder which is fully paid up (but so that no amount paid up or credited as paid up on a share in advance of calls or instalments shall be treated for the purposes of this Article as paid up on the share).

65A. Where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

66. In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members.

67. Subject to Article 65A, a member of unsound mind or in respect of whom an order has been made by any court having jurisdiction (whether in Hong Kong or elsewhere) in lunacy may vote, on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person in the nature of a committee, receiver or curator bonis appointed by that court, who may on a poll vote by proxy. Evidence to the satisfaction of the Directors of the authority of the person claiming the right to vote shall be deposited at the Office, or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

68. No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

69. No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is tendered. Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

70. On a poll votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way. A proxy need not be a member.

71. An instrument appointing a proxy shall be in writing in any usual form or in any other form which the Directors may approve and shall be executed by or on behalf of the appointor. A corporation may execute a form of proxy either under its common seal or under the hand of a duly authorised officer. A member may appoint more than one proxy to attend on the same occasion. Deposit of an instrument of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it.

72. The instrument appointing a proxy and any power of attorney or other authority under which it is executed or a notarially certified copy of that power or authority may:—

(a) be deposited at the Office or at such other place in Hong Kong as is specified in the notice convening the meeting, or in any instrument of proxy sent out by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b) where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the secretary or to any Director;

and an instrument of proxy which is not deposited or delivered in a manner so permitted shall be invalid.

73. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company at the Office, or at such other place at which the instrument of proxy was duly deposited, before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

74. The instrument appointing a proxy to vote at a general meeting shall: (i) be deemed to confer authority upon the proxy to demand or join in demanding a poll and, subject to Article 65A, to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit Provided that any form issued to a member for use by him for appointing a proxy to attend and vote at an extraordinary general meeting or at an annual general meeting at which any special business (determined as provided in Article 51) is to be transacted shall be such as to enable the member, according to his intention, to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any such special business; and (ii) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

75. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

76. The Directors may at the expense of the Company send instruments of proxy to the members by post or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative the chairman or any other person. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission to send such an instrument or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

CORPORATION ACTING BY REPRESENTATIVES

77. Any corporation which is a member of the Company may, by resolution of its Directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares. Except as otherwise provided in these Articles, the person so authorised shall be entitled to exercise the same power on behalf of the corporation as the corporation could exercise if it were an individual member of the Company, and the corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

DIRECTORS

78. Unless otherwise determined by the Company by ordinary resolution the number of Directors (other than alternate Directors) shall not be subject to any maximum but shall not be less than two.

79. A Director shall not require a share qualification but shall nevertheless be entitled to attend and speak at all general meetings of the Company and of any class of members of the Company.

80. (1) The Directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Company in general meeting, such sum (unless otherwise directed by the resolution by which it is voted) to be divided amongst the Directors in such proportions and in such manner as the Board may agree, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. The foregoing provisions shall not apply to a Director who holds any salaried employment or office in the Company except in the case of sums paid in respect of Directors' fees.

(2) The Directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the Directors or of committees of the Directors or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of their duties as Directors.

(3) Any Director who performs services which the Directors consider go beyond the ordinary duties of a Director may be paid such special remuneration (whether by way of bonus, commission, participation in profits or otherwise) as the Directors may determine.

ALTERNATE DIRECTORS

81. Any Director (other than an alternate Director) may appoint any other Director, or any other person approved by resolution of the Directors and willing to act, to be an alternate Director and may remove from office an alternate Director appointed by him.

82. An alternate Director shall (unless he is absent from Hong Kong) be entitled to receive notices of meetings of the Directors and of committees of the Directors of which his appointor is a member, to attend and vote at any such meeting at which the Director appointing him is not present, and generally to perform all the functions of his appointor as a Director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate Director.

83. An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director; but, if a Director retires by rotation or otherwise but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate Director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

84. An appointment or removal of an alternate Director shall be by notice to the Company executed by the Director making or revoking the appointment or in any other manner approved by the Directors.

85. (Deleted)

POWERS OF DIRECTORS

86. The business and affairs of the Company shall be managed by the Directors who, subject to the provisions of the Ordinance, the memorandum of association of the Company and these Articles and to any directions given by special resolution, may exercise all the powers of the Company. No alteration of the memorandum of association of the Company or these Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the Directors by these Articles and a meeting of the Directors at which a quorum is present may exercise all powers exercisable by the Directors.

87. (1) The Board may from time to time at their discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and uncalled capital or any part thereof.

(2) The Board may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as they think fit and, in particular by the issue of debentures, debenture stock, bonds or other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(3) Debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

(4) Any debentures, debenture stock, bonds or other securities may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

(5) (a) The Board shall cause a proper register to be kept, in accordance with the provisions of the Ordinance, of all mortgages and charges specifically affecting the property of the Company and shall duly comply with the requirements of the Ordinance in regard to the registration of mortgages and charges therein specified and otherwise.

(b) If the Company issues a series of debentures or debenture stock not transferable by delivery, the Board shall cause a proper register to be kept of the holders of such debentures in accordance with the provisions of the Ordinance.

(6) Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the members or otherwise, to obtain priority over such prior charge.

DELEGATION OF DIRECTORS' POWER

88. (1) The Directors may delegate any of their powers:—

    (a) to any managing director, any Director holding any other executive office or any other Director;

    (b) to any committee consisting of one or more Directors and (if thought fit) one or more other persons; and

    (c) to any local board or agency for managing any of the affairs of the Company either in Hong Kong or elsewhere.

(2) Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the Directors impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied. The power to delegate under this Article, being without limitation, includes power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any Director and is not restricted in its application to sub-paragraphs (a), (b) or (c) of paragraph (1) of this Article by reference to or inference from any other of those sub-paragraphs. Subject as aforesaid, the proceedings of any committee, which comprises two or more members thereof shall be governed by such of these Articles as regulate the proceedings of Directors so far as they are capable of applying.

89. The Directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the Directors, to be the agent of the Company for such purposes and subject to such conditions as they think fit, and may delegate any of their powers of such an agent. The Directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers vested to him.

90. All acts bona fide done by any meeting of the Board or by any such committee or by any person acting as a Director shall, notwithstanding that it shall be afterwards discovered that there was some defect in the appointment of such Director or persons acting as aforesaid or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or member of such committee.

APPOINTMENT AND RETIREMENT OF DIRECTORS

91. At the annual general meeting in every year one-third of the Directors for the time being (subject to Article 97) or, if their number is not three or a multiple of three, the number nearest to one-third, or such other manner of rotation as may be required by the Listing Rules or other codes, rules and regulations as may be prescribed by the applicable regulatory authority from time to time, shall retire from office; but, if there is only one Director who is subject to retirement by rotation, he shall retire.

91A. Every Director should be subject to retirement by rotation once every three years.

92. Subject to the provisions of the Ordinance and to the following provisions of these Articles, the Directors to retire by rotation shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

93. If the Company, at the meeting at which a Director retires by rotation, does not fill the vacancy the retiring Director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the Director is put to the meeting and lost.

94. No person other than a Director retiring by rotation shall be appointed or reappointed a Director at any general meeting unless:—

(a) he is recommended by the Directors; or

(b) notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if he were appointed or reappointed, be required to be included in the Company's register of Directors, together with notice executed by that person of his willingness to be appointed or reappointed. The period for lodgment of the said notice shall be at least 7 days. For the purpose of calculating such notice period, it shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election of Director(s) and shall end no later than 7 days prior to the date of such meeting. Subject to and to such extent permitted by and in accordance with the Ordinance, the Listing Rules and any applicable laws, rules and regulations, nothing in this Article 94(b) shall be deemed to prevent the Company from accepting the said notice earlier than the day after the despatch of the notice of the meeting appointed for such election of Director(s).

95. At a general meeting a motion for the appointment of two or more persons as the Directors by a single resolution shall not be made, unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it, and for the purposes of this Article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment.

96. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, and may also determine the rotation in which any additional Directors are to retire.

97. The Directors may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed as the maximum number of Directors (if any). Any Director so appointed by the Directors shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to their number), and shall then be eligible for reappointment. Such a Director so appointed at an annual general meeting shall not be taken into account in determining the Directors who are to retire by rotation at that meeting.

98. Subject as aforesaid, if a Director is not reappointed or deemed to have been reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

99. Without prejudice to the provisions of the Ordinance, the Company may, by ordinary resolution, remove a Director before the expiration of his period of office (but such removal shall be without prejudice to any claim to damages for breach of any contract of service between the Director and the Company) and, subject to these Articles, may, by ordinary resolution, appoint another person instead of him. A person so appointed shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last appointed or reappointed a Director. Special notice is required of a resolution to remove a Director or to appoint another person in place of a Director so removed at the meeting at which he is removed in accordance with the Ordinance.

100. The office of a Director shall be vacated if:—

(a) he ceases to be a Director by virtue of any provision of the Ordinance or he becomes prohibited by law from being a Director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he resigns his office by notice in writing to the Company; or

(d) in the case of a Director who holds any executive office, his appointment as such is terminated or expires and the Directors resolve that his office be vacated; or

(e) he is absent for more than six consecutive months without permission of the Directors from meetings of the Directors held during that period and the Directors resolve that his office be vacated; or

(f) he is requested in writing by all the other Directors to resign.

101. No person shall be disqualified from being appointed or reappointed as a director and no director shall be requested to vacate that office by reason of his attaining any particular age.

DIRECTORS' APPOINTMENTS AND INTERESTS

102. The Directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and any such appointment may be made for such term, at such remuneration and on such other conditions as the Directors think fit. Any appointment of a Director to an executive office shall terminate if he ceases to be a Director but without prejudice to any claim to damages for breach of the contract of service between the Director and the Company.

103. (1) Subject to the provisions of the Ordinance, and provided that he has disclosed to the Directors the nature and extent of any material interest of his or any of his associates, a Director notwithstanding his office:—

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a Director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate;

and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(2) For the purposes of this Article:—

(a) a general notice given to the Directors that a Director or his associate (as the case may be) is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director or his associate (as the case may be) has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

DIRECTORS' GRATUITIES AND PENSIONS

104. The Directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any Director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

PROCEEDINGS OF DIRECTORS

105. (1) Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit.

(1A) The Board or any committee of the Board may participate in a meeting of the Board of such committee by means of a conference telephone, video conference or any such lawful electronic means and in such manner as may be agreed by the Directors. All the provisions in these Articles as to Board meetings or meetings of any committee of the Board shall, mutatis mutandis, be applicable.

(2) A Director may, and the secretary at the request of a Director shall, at any time summon a meeting of the Board. Notice thereof shall be given to each Director and alternate Director either in writing or by telephone, or in the form of an electronic record (unless in the latter case, the Director to whom the notice is given has signified refusal to

notice being given to him in that form), at the address from time to time notified to the Company by such Director or in such other manner as the Board may from time to time determine. Provided that notice need not be given to any Director or alternate Director for the time being absent from Hong Kong. A Director may waive notice of any meeting and any such waiver may be prospective or retrospective.

(3) If a Director notifies the Company in writing of an address in Hong Kong at which notice of meetings of the Directors is to be given to him when he is absent from Hong Kong, he shall, if so absent, be entitled to have notice given to him at that address; but the Company shall not be obliged by virtue of this paragraph to give any Director a longer period of notice than he would have been entitled to had he been present in Hong Kong at that address.

(4) Questions arising at a meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote; and an alternate Director who is appointed by two or more Directors shall be entitled to a separate vote on behalf of each of his appointors in the appointor's absence.

106. No business shall be transacted at any meeting of the Directors unless a quorum is present. The quorum may be fixed by the Directors and unless so fixed at any other number shall be two. An alternate Director who is not himself a Director shall, if his appointor is not present, be counted in the quorum.

107. The continuing Directors or a sole continuing Director may act notwithstanding any vacancies in their number, but, if the number of Directors is less than the number fixed as the quorum, the continuing Directors or Director may act only for the purpose of filling vacancies or of calling a general meeting.

108. The Directors may elect from their number, and remove, a chairman and a vice-chairman of the board of Directors. The chairman, or in his absence the vice-chairman, shall preside at all meetings of the Directors, but if there is no chairman or vice-chairman, or if at the meeting neither the chairman nor the vice chairman is present within five minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the Directors present may choose one of their number to be chairman of the meeting.

109. All acts done by a meeting of the Directors, or of a committee of the Directors, or by a person acting as a Director, shall notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any Director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote.

110. A resolution in writing executed by all the Directors other than those absent from Hong Kong or of a committee of the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors or (as the case may be) of that committee, duly convened and held, and may consist of several documents in the like form each executed by one or more Directors, but a resolution executed by an alternate Director need not also be executed by his appointor and, if it is executed by a Director who has appointed an alternate Director, it need not also be executed by an alternate Director in that capacity.

111. (1) Save as otherwise provided by these Articles, a Director shall not vote (nor be counted in the quorum) at a meeting of the Directors on any resolution concerning a matter in which he or any of his associates has, directly or indirectly, a material interest, unless his or any of his associates' interest arises only because the case falls within one or more of the following sub-paragraphs:—

(a) the resolution relates to the giving to him or any of his associates of a security or indemnity in respect of money lent, or an obligation incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(b) the resolution relates to the giving to a third party of a security or indemnity in respect of an obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has assumed responsibility in whole or in part whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his or his associates' interest arises by virtue of his or his associates being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase;

(d) the resolution relates to a proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries, including but without being limited to the adoption, modification or operation of any employees' share scheme, or any share incentive or share option scheme under which the Director or any of his associate(s) may benefit, or of a pension fund, or retirement, death or disability benefits scheme which relates both to directors, his associates and employees of the Company or any of its subsidiaries and does not accord to any Director or his associate(s) as such any privilege or advantage not generally accorded to the employees to whom the fund or scheme relates;

(e) the resolution relates to a transaction or an arrangement with any other company in which he or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that he and his associates are not, in aggregate, the holders of or beneficially interested in five per cent. or more of the issued shares of any class of that company (or of any other company through which his interest or interest of his associate is derived) and not entitled to exercise five per cent. or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the Director or his associates as bare or custodian trustee and in which the Director and his associates have no beneficial interest, and any shares comprised in any unit trust scheme in which the Director and his associates are interested only as a unit holder); and

(f) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his or their interest in shares or debentures or other securities of the Company.

(2) For the purposes of paragraph (1) of this Article and in relation to an alternate Director, an interest of his appointor or his appointor's associates shall be treated as an interest of the alternate Director without prejudice to any interest which the alternate Director has otherwise.

(3) Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more Directors to offices or employment with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each Director separately and (provided he is not by virtue of paragraph (1) of this Article, or otherwise under that paragraph, or for any other reason, precluded from voting) each of the Directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

For the purpose of this Article 111(1), "subsidiary" shall have the same meaning as defined in Rule 1.01 of the Listing Rules.

112. A Director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

113. If a question arises at a meeting of the Directors as to the right of a Director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting (or, if the Director concerned is the chairman, to the other Directors at the meeting), and his ruling in relation to any Director other than himself (or, as the case may be, the ruling of the majority of the other Directors in relation to the chairman) shall be final and conclusive.

MINUTES

114. The Director shall cause minutes to be made in books kept for the purpose:—

(a) of all appointments of officers made by the Directors; and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the Directors, and of a committee of the Directors, including the names of the Directors present at each such meeting.

SECRETARY

115. Subject to the provisions of the Ordinance, the secretary and any deputy or assistant secretary shall be appointed by the Directors for such term, at such remuneration and on such other conditions as they think fit; and any secretary so appointed may be removed by them.

THE SEAL

116. The seal shall be used only by the authority of a resolution of the Directors or of a committee of the Directors. The Directors may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the Directors:—

    (a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it; and

    (b) every other instrument to which the seal is affixed shall be signed by one Director and by the secretary or another Director.

117. Subject to the provisions of the Ordinance, the Company may have an official seal for use in any place abroad.

DIVIDENDS

118. The Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors. No dividend shall be payable except out of the profits of the Company.

119. The Directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the Directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the Directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

120. Except as otherwise provided by these Articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case, dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this Article, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share.

121. Whenever the Board or the Company in general meeting have resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, with or without offering any rights to shareholders to elect

to receive such dividend in cash, and where any difficulty arises in regard to the distribution the Board may settle the same as they think expedient, and in particular may disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may determine that fractional entitlements shall be aggregated and sold and the benefit shall accrue to the Company rather than to the members concerned, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign and requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend and such appointment shall be effective. Where requisite, a contract shall be filed in accordance with the provisions of the Ordinance and the Board may appoint any person to sign such contract on behalf of the persons entitled to the dividend and such appointment shall be effective.

122. Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are other holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or person entitled may in writing direct. Every cheque or warrant shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque or warrant shall be a good discharge to the Company. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share.

123. No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

124. Any dividend which has remained unclaimed for six years from the date when it became due for payment shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company.

125. (1) Whenever the Directors or the Company have resolved that a dividend be paid or declared on the share capital of the Company, the Directors may further resolve:—

(a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted shall be of the same class or classes as the class or classes already held by the members and the members will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:—

(i) the basis of any such allotment shall be determined by the Directors;

(ii) the Directors, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the members of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv) the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised ("the non-elected shares") and in lieu and in satisfaction thereof shares shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Directors shall capitalise and apply out of any part of the undivided profits of the Company or any part of any reserve or fund of the Company (including any share premium account or capital redemption reserve) as the Directors may determine, a sum equal to the aggregate nominal amount of the shares to be allotted on such basis and apply the same in paying up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the non-elected shares on such basis;

or (b) that members entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Directors may think fit on the basis that the shares so allotted shall be of the same class or classes as the class or classes of shares already held by the member. In such case, the following provisions shall apply:—

(i) the basis of any such allotment shall be determined by the Directors;

(ii) the Directors, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the members of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised ("the elected shares") and in lieu thereof shares shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Directors shall capitalise and apply out of any part of the undivided profits of the Company or any part of any reserve or fund of the Company (including any share premium account and capital redemption reserve) as the Directors may determine, a sum equal to the aggregate nominal amount of the shares to be allotted on such basis and apply the same in paying up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the elected shares on such basis.

(2) The shares allotted pursuant to the provisions of paragraphs (a) and (b) of paragraph (1) of this Article shall rank pari passu in all respects with the shares then in issue save only as regards participation:—

(i) in the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid); or

(ii) in any other distribution, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Directors of their proposal to apply the provisions of sub-paragraphs (a) or (b) of paragraph (1) of this Article in relation to the relevant dividend or contemporaneously with its announcement of the distribution, bonus or rights in question, the Directors shall specify that the shares to be allotted pursuant to the provisions of paragraph (1) of this Article shall rank for participation in such distribution, bonus or rights.

(3) The Directors may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (1) of this Article with full power to the Directors to make such provisions as it thinks fit in the case of shares becoming distributable in fractions. The Directors may authorise any person to enter on behalf of all members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members.

(4) The Company may upon the recommendation of the Directors by special resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (1) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(5) The Directors may resolve that the rights of election and the allotment of shares under paragraph (1) of this Article shall not be made available to any holders of ordinary shares where the Directors believe that the making available of these rights of election and/or allotting these shares to them would or might involve the contravention of the laws of any territory or that for any other reason the rights of election should not be made available, and/or the allotment of these shares should not be made, to them.

CAPITALISATION OF PROFITS

126. The Directors may with the authority of an ordinary resolution of the Company:—

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account or capital redemption reserve);

(b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(d) make such provision by the issue of fractional certificates (or by ignoring fractions) or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions;

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members; and

(f) generally do all acts and things required to give effect to such resolution as aforesaid.

SUBSCRIPTION RIGHTS RESERVE

127. The following provisions shall have effect at any time and from time to time that they are not prohibited or inconsistent with the Ordinance or any rules applicable from time to time:

(1) If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:—

(a) as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the "Subscription Rights Reserve") the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (c) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Rights Reserve in paying up such additional shares in full as and when the same are allotted;

(b) the Subscription Rights Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account and capital redemption reserve fund) have been used and will then only be used to make good losses of the Company if and so far as is required by law;

(c) upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:

(i) the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

(ii) the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par

and immediately upon such exercise so much of the sum standing to the credit of the Subscription Rights Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholders; and

(d) if, upon the exercise of the subscription rights represented by any warrant, the amount standing to the credit of the Subscription Rights Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

(2) Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (1) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights.

(3) The provisions of this Article as to the establishment and maintenance of the Subscription Rights Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating the provisions for the benefit of any warrantholder or class of warrantholders under this Article without the sanction of a special resolution of such warrantholders or class of warrantholders.

(4) A certificate or report by the auditors for the time being of the Company as to whether or not the Subscription Rights Reserve is required to be established and maintained and if so, the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Rights Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Rights Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

RECORD DATES

128. Notwithstanding any other provision of these Articles, but without prejudice to the rights attached to any shares, the Company or the Directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made.

ACCOUNTS

129. No member (other than a Director) shall have any right of inspecting any accounting record or other document of the Company, unless he is authorised to do so by statutes, by order of the court, by the Directors or by ordinary resolution of the Company.

130. Subject to section 129G of the Ordinance and to Article 130A, a copy of the relevant financial documents or (subject to compliance with the relevant provisions of the Ordinance and Listing Rules) the summary financial report shall be sent to every Entitled Person not less than twenty-one days before the date of general meeting before which the relevant financial documents shall be laid, but this Article shall not require a copy of those documents to be sent to any member or holder of debentures of whose address the Company is unaware or to more than one of the joint holders of any shares or debentures. If all or any of the shares in or debentures of the Company are listed or dealt in on any stock exchange, there shall at the same time be forwarded to the secretary of that stock exchange such number of copies of each of those documents as may be required by the regulations of that stock exchange.

130A. Where any Entitled Person ("Consenting Person") has, in accordance with the Ordinance, the Listing Rules and any applicable laws, rules and regulations, consented or is deemed to have consented to treat the publication of the relevant financial documents and/or the summary financial report (as the case may be) on the Company's computer network (including, but not limited to, its website) to which such person may have access as discharging the Company's obligation under the Ordinance to send a copy of the relevant financial documents and/or the summary financial report (as the case may be) to such person, then the publication by the Company on its computer network (including, but not limited to, its website) of the relevant financial documents and/or the summary financial report (as the case may be) for such period as required by the Ordinance, the Listing Rules or any applicable laws, rules and regulations shall, in relation to such Consenting Person, be deemed to discharge the Company's obligations under Article 130.

NOTICES

131. Subject to Article 132, any notice to be given to or by any person pursuant to these Articles shall be in writing, except that a notice calling a meeting of the Directors need not be in writing.

132. Any notice or document to be given or issued by or on behalf of the Company under these Articles, including any "corporate communication" within the meaning ascribed thereto in the Listing Rules, shall be in writing (which may or may not be in a transitory form and may be recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible and legible form (including an electronic communication and publication on a computer network (including, but not limited to, a website)) whether having physical substance or not) and may be served or delivered by the Company by any of the following means subject to and to such extent permitted by and in accordance with the Ordinance, the Listing Rules and any applicable laws, rules and regulations:

(i) personally;

(ii) by sending it by post to him at his registered address as appearing in the register or at the address, within or outside Hong Kong, supplied by him to the Company for the sending of notices or documents to him;

(iii) by delivering or leaving it at such address as aforesaid;

(iv) by advertisement published in the newspapers;

(v) by transmitting it as an electronic communication to him at his electronic address as he may provide; or

(vi) by publishing it on the Company's computer network (including, but not limited to, its website), giving access to such network to him and giving to him a notice of publication of such notice or document.

In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders. A member whose registered address is not within Hong Kong may either give to the Company an address within Hong Kong or an address outside Hong Kong and notices may be sent to him at either address.

133. A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

134. (1) Any notice to be given to a member may be given by reference to the register of members as it stands at any time within a period of three days before the notice is given: and no change in the register after that time shall invalidate the giving of the notice.

(2) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been given to the person from whom he derives his title; but this paragraph does not apply to a notice given under section 329 of the Securities and Futures Ordinance.

135. Where, by reason of the suspension or curtailment of postal services within Hong Kong, the Company is unable effectively to convene a general meeting by notice sent by post, notice of the meeting shall be sufficiently given if Published in the Newspapers. The Company shall send by post a copy of the notice to those members to whom the Company is required to send a notice for convening a general meeting by post (including, but not limited to, those members who have signified their refusal to communications with the Company being sent to them in the form of an electronic record) if at least seven clear days before the meeting the posting of notices to addresses throughout Hong Kong again becomes practicable.

136. Any notice to be given by the Company to the members or any of them, and not provided for by or pursuant to these Articles, shall be sufficiently given if Published in the Newspaper.

137. Subject to Article 132, any notice or document (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:—

(i) if sent by post, shall be deemed to be effected by properly addressing, prepaying and posting an envelope or a wrapper containing the notice and to have been effected on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong or such other place from which such notice or document (as the case may be) was posted and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice was properly prepaid, addressed and put into such post office and a certificate in writing signed by the secretary or other person appointed by the Directors that the envelope or wrapper containing the notice was so addressed and put into such post office shall be conclusive evidence thereof;

(ii) if sent by delivering or leaving it at the registered address or address supplied for the sending of notices or documents to him otherwise than by post, shall be deemed to have been served or delivered on the day it was so delivered or left;

(iii) if by advertisement, shall be deemed to have been served on the day on which the advertisement appears;

(iv) if sent as an electronic communication, shall be deemed to have been served at the time when the notice or document is transmitted electronically provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender's control shall not invalidate the effectiveness of the notice or document being served; and

(v) if published on the Company's computer network (including, but not limited to, its website), shall be deemed to have been served on the day on which the notice or document is published on the Company's computer network (including, but not limited to, the Company's website) to which he may have access and the notice of such publication is given to such person.

138. A notice may be given by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it in any manner authorised by these Articles for the giving of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any like description, at the address, if any, within Hong Kong supplied for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

138A.(1) The signature to any notice or document by the Company may be written, printed or made electronically.

(2) Subject to any applicable laws, rules and regulations, any notice or document (including but not limited to the documents referred to in Article 130 and any "corporate communication" within the meaning ascribed thereto in the Listing Rules) may be given in the English language only, in the Chinese language only or in both the English language and the Chinese language.

DESTRUCTION OF DOCUMENTS

139. (1) The Company may destroy:—

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled; and

(d) any other document on the basis of which an entry in the register of members is made, at any time after the expiry of six years from the date on which an entry in the register was first made in respect of that document.

(2) Any document referred to in paragraph (1) of this Article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a permanent record of the document is made which is not destroyed before that date.

(3) It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this Article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company, provided that:—

(a) this Article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this Article which would not attach to the Company in the absence of this Article; and

(c) references in this Article to the destruction of any document include any reference to the disposal of it in any manner.

WINDING UP

140. If the Company is wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

141. (1) Subject to the provisions of and so far as may be permitted by the Ordinance, the Company may indemnify any officer of the Company against all costs, charges, losses, expenses and liabilities which he may sustain or incur in or about the execution and discharge of his duties or in relation thereto including any liability incurred by him:—

(i) in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted; or

(ii) in connection with any application under section 358 of the Ordinance in which relief is granted to him by the court.

(2) The Company may purchase and maintain for any officer or auditor of the Company:—

(i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

In this Article, "related company" in relation to the Company means any company that is the Company's subsidiary or holding company or a subsidiary of the Company's holding company.

Names, Addresses and Descriptions of Subscribers
For and on behalf of **TIME WAY LIMITED** CHENG KWAI LAN, CLAUDIA .... *Director* TIME WAY LIMITED Room C, 17/F., Thomson Commercial Building, 8-10 Thomson Road, Wanchai, Hong Kong. Corporation *For and on behalf of* **CHEERFIT DEVELOPMENT LIMITED** CHENG KWAI LAN, CLAUDIA .... *Director* CHEERFIT DEVELOPMENT LIMITED Room C, 17/F., Thomson Commercial Building, 8-10 Thomson Road, Wanchai, Hong Kong. Corporation

Dated the 1st day of June, 1992.
WITNESS to the above signatures:

KWONG MEI FONG
Company Secretary
Room C, 17/F.,
Thomson Commercial Building,
8-10 Thomson Road, Wanchai,
Hong Kong.

公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

(公司條例第158(4)及(4A)條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

RECEIVED
2006 NOV -9 A 11: 29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 362639

1 公司名稱 Company Name

Guangzhou Investment Company Limited
越秀投資有限公司

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁A填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

離任原因 Reason for Cessation ☐ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation ☐ 是 Yes ☐ 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited
地址 Address: 26/F Yue Xiu Building,
160 Lockhart Road,
Wanchai, Hong Kong
電話 Tel: 傳真 Fax:
電郵地址 E-mail Address:
檔號 Reference: FRQ01572

請勿填寫本欄 For Official Use

收件日期 RECEIVED
25 -09- 2006
文件收發小組 Central Mail Unit

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

362639

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director
代替 Alternate to: -

中文姓名 Name in Chinese	李 新 民
英文姓名 Name in English	姓氏 Surname: Li; 名字 Other Names: Xinmin
前用姓名 Previous Names	-
別名 Alias	-
(註 Note 13) 住址 Residential Address	No. 36 Dayuan, Xianliedongheng Road, Shahe, Guangzhou; 國家 Country: China
(註 Note 14) 電郵地址 E-mail Address	-

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: R396238(4)

b 海外護照 Overseas Passport: 簽發國家 Issuing Country: - ; 號碼 Number: Nil

委任日期 Date of Appointment: 15 (日 DD) 09 (月 MM) 2006 (年 YYYY)

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No

表格 Form **D2A**

362639

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)

(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

(註 Note 19) 中文名稱 **Name in Chinese**:

(註 Note 19) 英文名稱 **Name in English**:

(註 Note 20) 地址 **Address**: | 國家 Country:

(註 Note 21) 電郵地址 **E-mail Address**:

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 **Date of Appointment**: 日 DD / 月 MM / 年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☐ 否 No

本通知書包括 ______ 張續頁 A、______ 張續頁 B 及 ______ 張續頁 C。

This Notification includes 0 Continuation Sheet(s) A, 1 Continuation Sheet(s) B and 0 Continuation Sheet(s) C.



簽署 Signed :

姓名 Name : YU Tat Fung
~~董事 Director~~／秘書 Secretary *

日期 Date : 15 / 09 / 2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

(續頁 B Continuation Sheet B)

公司編號 Company Number

362639

獲委任的個人秘書／董事的資料 (第 2B 項)
Particulars of Individual Secretary／Director Appointed (Section 2B)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to: -

中文姓名 Name in Chinese	何子勵
英文姓名 Name in English	He (姓氏 Surname) / Zili (名字 Other Names)



前用姓名 Previous Names	-
別名 Alias	-
(註 Note 13) 住址 Residential Address	10B, Avery House, 22 Tai Yuen Street, Wanchai, Hong Kong — 國家 Country:
(註 Note 14) 電郵地址 E-mail Address	-

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	P084826(7)
b 海外護照 Overseas Passport	簽發國家 Issuing Country: - / 號碼 Number: Nil



委任日期 Date of Appointment

日 DD	月 MM	年 YYYY
15	09	2006

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No



公司註冊處
Companies Registry

Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

362639

1 公司名稱 Company Name

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	04	05	2006
至 To	22	05	2006

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
註 Note 8) 已繳及應繳的*總*面額 **Total** Nominal Amount Paid and Payable	HK$	1,826,300.0
已繳及應繳的溢價*總*額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	10,179,030.0

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	669,473,691.4

註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited

地址 Address: 26/F., Yue Xiu Building,
160 Lockhart Road,
Wanchai, Hong Kong

電話 Tel: 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

Your Receipt
Companies Registry
H.K.

02/06/2006 09:53:10

Submission No.: 232030370/1
CR NO.: 0362639
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$10,180.00

Receipt No.	Method	Amount(HKD)
322320042715	Chq	$10,180.00

Total Paid $10,180.00

362639

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	5,030,000	HK$0.10	HK$0.630	-	HK$0.530	HK$2,665,900.0
Ordinary	4,520,000	HK$0.10	HK$0.410	-	HK$0.310	HK$1,401,200.0
Ordinary	1,200,000	HK$0.10	HK$0.540	-	HK$0.440	HK$528,000.0
Ordinary	649,000	HK$0.10	HK$0.814	-	HK$0.714	HK$463,386.0
Ordinary	6,864,000	HK$0.10	HK$0.846	-	HK$0.746	HK$5,120,544.0

(註 Note 9) B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
-						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

362639

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
	Please see attached.		
	各類別股份分配的總數 Total Shares Allotted by Class		

簽署 Signed :



姓名 Name : YU Tat Fung

~~董事 Director~~／秘書 Secretary *

日期 Date : 24 / 5 / 2006

日 DD / 月 MM / 年 YYYY

**請刪去不適用者 Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
Companies Registry

Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 **Important Notes**

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 **Company Number**

362639

1 公司名稱 Company Name

Guangzhou Investment Company Limited
越秀投資有限公司

(Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	26	05	2006
至 To	06	06	2006

3 本次股份分配的總款額 Totals of this Allotment

(Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	962,000.0
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	5,303,880.0

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	670,435,691.4

Your Receipt
Companies Registry
H.K.

(Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited

地址 Address: 26/F., Yue Xiu Building,
160 Lockhart Road,
Wanchai, Hong Kong

電話 Tel:　　傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

```
26/06/2006 11:59:35
Submission No.:              229048513/1
CR NO.:                          0362639
Sh. Form.:                           SC1
---------
Revenue Code                 Amount(HKD)
------------            ----------------
08                             $5,304.00
---------
Receipt No.   Method         Amount(HKD)
------------  ------    ----------------
292290070463  Chq              $5,304.00
----------------------------------------
Total Paid                     $5,304.00
                            ============
```

表格 Form **SC1**

362639

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	7,060,000	HK$0.10	HK$0.630	-	HK$0.530	HK$3,741,800.0
Ordinary	760,000	HK$0.10	HK$0.410	-	HK$0.310	HK$235,600.0
Ordinary	510,000	HK$0.10	HK$0.814	-	HK$0.714	HK$364,140.0
Ordinary	1,290,000	HK$0.10	HK$0.846	-	HK$0.746	HK$962,340.0

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
-						

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

362639

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
	Please see attached.		
	各類別股份分配的總數 Total Shares Allotted by Class		

簽署 Signed :



姓名 Name : YU Tat Fung

~~董事 Director~~／秘書 Secretary *

日期 Date : 20 / 06 / 2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
Companies Registry

Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

362639

1 公司名稱 Company Name

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

(Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

日 DD	月 MM	年 YYYY
19	06	2006

至 To

日 DD	月 MM	年 YYYY
30	06	2006

3 本次股份分配的總款額 Totals of this Allotment

(Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	2,254,400.0
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	12,002,320.0

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	672,690,091.4

Your Receipt
Companies Registry
H.K.

(Note 3) 提交人的資料 **Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited

地址 Address: 26/F., Yue Xiu Building,
160 Lockhart Road,
Wanchai, Hong Kong

電話 Tel:　　　傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

13/07/2006 15:53:27
Submission No.: 229050465/1
CR NO.: 0362639
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$12,003.00

Receipt No.	Method	Amount(HKD)
292290073291	Chq	$12,003.00

Total Paid $12,003.00

表格 Form **SC1**

362639

5 本次股份分配的詳情 **Details of this Allotment**

A. 現金支付的分配股份 **Shares Allotted for Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	22,294,000	HK$0.10	HK$0.630	-	HK$0.530	HK$11,815,820.0
Ordinary	250,000	HK$0.10	HK$0.846	-	HK$0.746	HK$186,500.0

(註 Note 9) B. 非現金支付的分配股份 **Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
-						

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

362639

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
	Please see attached.		
	各類別股份分配的總數 Total Shares Allotted by Class		

簽署 Signed :

姓名 Name : YU Tat Fung

~~董事 Director~~／秘書 Secretary *

*請刪去不適用者 Delete whichever does not apply

日期 Date : 06 / 07 / 2006
日 DD / 月 MM / 年 YYYY

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
Companies Registry

Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

362639

1 公司名稱 Company Name

Guangzhou Investment Company Limited
越秀投資有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	05	07	2006
至 To	31	07	2006

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	1,218,800.0
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] *Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]*	HK$	6,556,280.0

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	673,908,891.4

Your Receipt
Companies Registry
H.K.

04/08/2006 16:01:56

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited

地址 Address: 26/F., Yue Xiu Building,
160 Lockhart Road,
Wanchai, Hong Kong

電話 Tel: 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請 Submission No.: 229052633/1
CR NO.: 0362639
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$6,557.00

Receipt No.	Method	Amount(HKD)
292290076420	Chq	$6,557.00

Total Paid $6,557.00

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	11,708,000	HK$0.10	HK$0.630	-	HK$0.530	HK$6,205,240.0
Ordinary	220,000	HK$0.10	HK$0.814	-	HK$0.714	HK$157,080.0
Ordinary	260,000	HK$0.10	HK$0.846	-	HK$0.746	HK$193,960.0

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
-						

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

表格 Form **SC1**

公司編號 Company Number

362639

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
	Please see attached.		
	各類別股份分配的總數 Total Shares Allotted by Class		



簽署 Signed :

姓名 Name : YU Tat Fung

~~董事 Director~~／秘書 Secretary *

日期 Date : 02 / 08 / 2006

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
Companies Registry

Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

362639

1 公司名稱 Company Name

Guangzhou Investment Company Limited
越秀投資有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	07	08	2006
至 To	31	08	2006

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	1,014,400.0
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	5,231,824.0

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	674,923,291.4

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited

地址 Address: 26/F., Yue Xiu Building,
160 Lockhart Road,
Wanchai, Hong Kong

電話 Tel:　　傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Your Receipt
Companies Registry
H.K.

05/09/2006 15:46:20
Submission No.: 226041164/1
CR NO.: 0362639
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$5,232.00

Receipt No.	Method	Amount(HKD)
262260059577	Chq	$5,232.00
Total Paid		$5,232.00

5 本次股份分配的詳情 **Details of this Allotment**

A. 現金支付的分配股份 **Shares Allotted for Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	9,400,000	HK$0.10	HK$0.630	-	HK$0.530	HK$4,982,000.0
Ordinary	700,000	HK$0.10	HK$0.410	-	HK$0.310	HK$217,000.0
Ordinary	44,000	HK$0.10	HK$0.846	-	HK$0.746	HK$32,824.0

(註 Note 9) B. 非現金支付的分配股份 **Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
-						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 362639

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
	Please see attached.		
	各類別股份分配的總數 Total Shares Allotted by Class		



簽署 Signed :

姓名 Name : YU Tat Fung

~~董事 Director~~／秘書 Secretary *

日期 Date : 01 / 09 / 2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
Companies Registry

Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form SC1

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

362639

1 公司名稱 Company Name

Guangzhou Investment Company Limited
越秀投資有限公司

(Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	05	09	2006
至 To	28	09	2006

3 本次股份分配的總款額 Totals of this Allotment

(Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	1,059,000.0
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	5,941,020.0

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	675,982,291.4

Your Receipt
Companies Registry
H.K.

05/10/2006 11:38:13

Submission No.:	231044853/1
CR NO.:	0362639
Sh. Form.:	SC1

Revenue Code	Amount(HKD)
08	$5,942.00

Receipt No.	Method	Amount(HKD)
312310062855	Chq	$5,942.00
Total Paid		$5,942.00

(Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited

地址 Address: 26/F., Yue Xiu Building,
160 Lockhart Road,
Wanchai, Hong Kong

電話 Tel: 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

表格 Form **SC1**

362639

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	9,070,000	HK$0.10	HK$0.630	-	HK$0.530	HK$4,807,100.0
Ordinary	1,520,000	HK$0.10	HK$0.846	-	HK$0.746	HK$1,133,920.0

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
-						

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

表格 Form **SC1**

公司編號 Company Number

362639

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
	Please see attached.		
	各類別股份分配的總數 Total Shares Allotted by Class		

簽署 Signed :



姓名 Name : YU Tat Fung

~~董事 Director~~／秘書 Secretary *

日期 Date : 03 / 10 / 2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Monday, September 18, 2006 The Standard



越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 123)

Appointment of Directors

The board of directors (the "Board") of Guangzhou Investment Company Limited (the "Company") is pleased to announce that Mr Li Xinmin and Mr He Zili have been appointed as executive directors of the Company with effect from 15th September 2006.

Mr Li Xinmin, aged 54, is the Deputy Chairman of GZI Transport Limited ("GZT"), a Hong Kong listed company and a subsidiary of the Company. Mr Li has over 30 years of experience in highways construction and management. Prior to joining GZT in 2001, he served as the deputy general manager of Guangzhou Highways Construction Company, department head of the maintenance division of Guangzhou Highways Management Bureau and deputy director of Guangzhou Highways Management Bureau. From March 2004 to April 2005, Mr Li was the general manager of GZT.

There is no director's service contract between the Company and Mr Li and he will be subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association of the Company. The director's fee payable to Mr Li will be determined by reference to job responsibilities and the Group's performance and profitability.

Mr He Zili, aged 57, is a director of GZT. Mr He graduated from the Central Television University in the People's Republic of China with an economics degree. Prior to joining Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), the controlling shareholder of the Company, in 1991, he worked as a deputy manager of Guangzhou Taxi Company Limited in charge of finance and accounting. After joining Yue Xiu, Mr He had been the general manager of the finance department and the investment and business department. Mr He is currently the general manager of the capital management department of Yue Xiu and deputy group financial controller. He has over 39 years of experience in finance and accounting and is a senior accountant in the People's Republic of China.

There is no director's service contract between the Company and Mr He and he will be subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association of the Company. The director's fee payable to Mr He will be determined by reference to job responsibilities and the Group's performance and profitability.

Save as disclosed, Mr Li and Mr He did not hold any directorships in any other listed public companies in the last three years and neither of them have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company nor do they have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Saved as disclosed, there are no other matters concerning their appointment that need to be brought to the attention of the shareholders of the Company and there is no information that is required to be disclosed herein pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board would like to welcome Mr Li and Mr He to join the Board.

By Order of the Board
Guangzhou Investment Company Limited
Ou Bingchang
Chairman

Hong Kong, 15th September 2006

As at the date of this announcement, the Board comprises:

Executive Directors: Ou Bingchang, Liang Yi, Li Fei, Chen Guangsong, Tang Shouchun, Wang Hongtao, Li Xinmin and He Zili.

Independent Non-executive Directors: Yu Lup Fat Joseph, Lee Ka Lun and Lau Hon Chuen Ambrose.



越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 123)

UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006 GROUP FINANCIAL HIGHLIGHTS

	For the six months ended		
	30 June 2006 (HK$'000)	30 June 2005 (HK$'000)	Percentage change
Revenue	**2,414,205**	1,588,191	↑52%
Profit attributable to equity holders of the Company	**318,716**	132,434	↑141%
Basic earnings per share (HK cents)	**4.80**	2.08	↑131%
Dividend per share - interim (HK cents)	**1.89**	1.00	↑89%
	As At		
	30 June 2006 (HK$'000)	31 December 2005 (HK$'000)	Percentage Change
Total assets	**26,765,451**	27,095,641	↓1%
Shareholders' equity*	**10,398,648**	10,388,761	↑0.1%
Shareholders' equity per share (HK$)*	**1.55**	1.59	↓3%
Gearing ratio	**31%**	32%	↓3%

* *excluding minority interests*

The directors of Guangzhou Investment Company Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2006 as follows:

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2006

	Note	Unaudited Six months ended 30 June 2006 HK$'000	2005 HK$'000
Revenue	3	**2,414,205**	1,588,191
Cost of sales		**(1,731,277)**	(1,237,618)
Gross profit		**682,928**	350,573
Revaluation surplus on investment properties		**68,975**	662,539
Loss on disposal of investment in an associated company		**(2,470)**	—
Other gains		**232**	3,050
Selling and distribution expenses		**(81,956)**	(55,125)
General and administrative expenses		**(190,651)**	(279,046)
Profit from operations	4	**477,058**	681,991
Interest income		**30,440**	3,789
Finance costs		**(82,908)**	(114,092)
Share of profits less losses of			
- Jointly controlled entities		**39,209**	14,534
- Associated companies		**153,010**	103,008
Profit before taxation		**616,809**	689,230
Taxation	5	**(141,159)**	(327,893)
Profit for the period		**475,650**	361,337
Attributable to			
Equity holders of the Company		**318,716**	132,434
Minority interests		**156,934**	228,903
		475,650	361,337
Earnings per share for profit attributable to the equity holders of the Company (expressed in HK cents per share)	6		
- Basic		**4.80**	2.08
- Diluted		**4.69**	2.05
Interim dividend	7	**127,649**	64,028

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET AS AT 30 JUNE 2006

	Note	As at 30 June 2006 *Unaudited* HK$'000	31 December 2005 *Audited* HK$'000
ASSETS			
Non-current assets			
Interests in toll highways and bridges		**1,923,886**	1,980,017
Property, plant and equipment		**1,945,106**	1,614,567
Investment properties		**3,643,134**	3,301,437
Leasehold land and land use rights		**4,594,109**	4,372,994
Interests in jointly controlled entities		**813,678**	685,729
Interests in associated companies		**2,808,914**	3,089,126
Deferred tax assets		**69,972**	67,980
Trade receivables, non-current portion		**—**	108,201
Available-for-sale financial assets		**371,376**	354,912
		16,170,175	15,574,963
Current assets			
Properties held for/under development		**3,043,599**	2,668,674
Properties held for sale		**605,797**	682,448
Leasehold land and land use rights		**2,656,660**	3,190,945
Other assets held for sale		**—**	397,000
Inventories		**311,043**	319,105
Trade receivables	8	**584,123**	431,675
Other receivables, prepayments and deposits		**449,742**	417,254
Tax recoverable		**45,292**	22,447
Charged bank deposits		**508,923**	164,892
Bank balances and cash		**2,390,097**	3,226,238
		10,595,276	11,520,678

	Note	As at 30 June 2006 Unaudited HK$'000	As at 31 December 2005 Audited HK$'000
LIABILITIES			
Current liabilities			
Trade payables	9	**377,102**	374,190
Land premium payables		**540,584**	617,319
Other payables and accrued charges		**4,378,634**	4,380,487
Borrowings		**1,258,476**	1,526,901
Tax payable		**52,570**	78,589
		6,607,366	6,977,486
Net current assets		**3,987,910**	4,543,192
Total assets less current liabilities		**20,158,085**	20,118,155
Non-current liabilities			
Borrowings		**3,821,085**	3,953,242
Deferred tax liabilities		**2,321,180**	2,225,426
		6,142,265	6,178,668
Net assets		**14,015,820**	13,939,487
EQUITY			
Capital and reserves attributable to the Company's equity share holders			
Share capital		**672,690**	651,894
Other reserves		**6,410,243**	6,270,299
Retained earnings			
- Proposed dividend		**127,649**	467,041
- Others		**3,188,066**	2,999,527
		10,398,648	10,388,761
Minority interests		**3,617,172**	3,550,726
Total equity		**14,015,820**	13,939,487

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1. Basis of preparation

This condensed consolidated interim financial information for the six months ended 30 June 2006 has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and should be read in conjunction with the audited financial statements for the year ended 31 December 2005.

2. Accounting policies

The accounting policies adopted are consistent with those of the audited financial statements for the year ended 31 December 2005. Although there are new standards, amendments to standard and interpretations for the financial year ending 31 December 2006, the adoption of these new standards, amendments to standard and interpretations has no material impact to the condensed consolidated interim financial information of the Group.

3. Segment information

Primary reporting format - business segments

	Properties		Toll operations		Paper		Group	
	Six months ended 30 June							
	2006	2005	2006	2005	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Revenue	1,656,037	767,512	211,362	204,006	546,806	616,673	2,414,205	1,588,191
Segment results	387,280	551,399	90,003	87,926	20,348	68,505	497,631	707,830
Interest income							30,440	3,789
Unallocated operating costs							(20,573)	(25,839)
Finance costs							(82,908)	(114,092)
Share of profits less losses of:								
- Jointly controlled entities	8,720	(5,474)	30,489	20,008	—	—	39,209	14,534
- Associated companies	33,159	2,220	119,851	100,788	—	—	153,010	103,008
Profit before taxation							616,809	689,230
Taxation							(141,159)	(327,893)
Profit for the period							475,650	361,337
Capital expenditure	106,654	84,350	749	1,309	358,968	101,569	466,371	187,228
Depreciation and amortisation	113,614	79,094	54,904	52,057	33,208	57,964	201,726	189,115

	Properties		Toll operations		Paper		Group	
	As at 30 June 2006	As at 31 December 2005	As at 30 June 2006	As at 31 December 2005	As at 30 June 2006	As at 31 December 2005	As at 30 June 2006	As at 31 December 2005
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment assets	17,804,742	17,398,149	2,387,214	2,468,584	2,744,263	2,127,807	22,936,219	21,994,540
Interests in jointly controlled entities	210,044	210,180	603,634	475,549	—	—	813,678	685,729
Interests in associated companies	1,144,441	1,402,584	1,664,473	1,686,542	—	—	2,808,914	3,089,126
Unallocated assets							206,640	1,326,246
Total assets							26,765,451	27,095,641
Segment liabilities	7,246,323	6,743,262	529,988	610,764	1,660,138	1,014,947	9,436,449	8,368,973
Unallocated liabilities							3,313,182	4,787,181
Total liabilities							12,749,631	13,156,154

Secondary reporting format - geographical segments

	Revenue		Capital expenditure		Total assets	
					As at 30 June	As at 31 December
	For the six months ended 30 June					
	2006	2005	**2006**	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Hong Kong	**649,621**	82,853	**14,460**	1,686	**975,392**	1,460,136
China	**1,764,076**	1,504,457	**451,911**	185,533	**25,592,258**	23,984,427
Overseas	**508**	881	**—**	9	**36,746**	35,711
	2,414,205	1,588,191	**466,371**	187,228	**26,604,396**	25,480,274
Unallocated assets					**161,055**	1,615,367
Total assets					**26,765,451**	27,095,641

4. **Profit from operations**

The following items have been charged / (credited) to the profit from operations during the period:

	Six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
Amortisation/depreciation of interests in toll highways and bridges	**53,728**	50,779
Amortisation of leasehold land and land use rights	**70,754**	58,664
Depreciation:		
- Owned property, plant and equipment	**77,227**	79,659
- Leased property, plant and equipment	**17**	13
Provision for doubtful debts	**—**	49,272
Provision for impairment in value of property, plant and equipment	**—**	10,418
Reversal of provision for impairment loss of properties held for/under development	**(9,691)**	—
Write-down of properties held for/under development to net realizable value	**—**	31,850

5. **Taxation**

(a) Hong Kong profits tax has been provided at the rate of 17.5 per cent (2005:17.5 per cent) on the estimated assessable profit for the period.

(b) China enterprise income taxation is provided on the profits of the Group's subsidiaries, associated companies and jointly controlled entities in China in accordance with the Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises ("China Tax Law") at 18 per cent to 33 per cent (2005: 18 per cent to 33 per cent). Under the China Tax Law, certain of the Group's subsidiaries, associated companies and jointly controlled entities in China are entitled to an income tax holiday for two to five years from its first profit making year followed by a 50 per cent reduction in income tax for the next three to five years.

(c) China land appreciation tax is levied at progressive rates ranging from 30 per cent to 60 per cent (2005: 30 per cent to 60 per cent) on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including costs of land and development and construction expenditure.

(d) The amount of taxation charged to the condensed consolidated income statement represents:

	Six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
Current taxation		
- Hong Kong profits tax	**1,927**	809
- China enterprise income tax	**41,461**	33,821
- China land appreciation tax	**4,009**	2,210
Under provision in prior years	**47,738**	5,545
Deferred taxation	**46,024**	285,508
	141,159	327,893

Share of China enterprise income taxation attributable to the following are included in the income statement as share of results of jointly controlled entities and associated companies:

	Six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
Jointly controlled entities		
- current taxation	**—**	602
- deferred taxation	**1,037**	1,668
Associated companies		
- current taxation	**9,489**	8,521
- deferred taxation	**15,882**	5,648

6. **Earnings per share**

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	Six months ended 30 June	
	2006	2005
Profit attributable to equity holders of the Company (HK$'000)	**318,716**	132,434
Weighted average number of ordinary shares in issue ('000)	**6,636,625**	6,362,643
Basic earnings per share (HK cents)	**4.80**	2.08

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has share options outstanding during the period which are dilutive potential ordinary shares. Calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average daily market price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options.

	Six months ended 30 June	
	2006	2005
Profit attributable to equity holders of the Company (HK$'000)	**318,716**	132,434
Weighted average number of ordinary shares in issue ('000)	**6,636,625**	6,362,643
Adjustments for - share options ('000)	**160,641**	96,957
Weighted average number of ordinary shares for diluted earnings per share ('000)	**6,797,266**	6,459,600
Diluted earnings per share (HK cents)	**4.69**	2.05

7. **Interim dividend**

	Six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
2006 interim, proposed of HK1.89 cents (2005: HK1.00 cent) per share	**127,649**	64,028

8. **Trade receivables**

The Group has defined credit policies for different business segments and markets. The credit terms of the Group are generally within three months. The ageing analysis of the trade receivables is as follows:

	30 June 2006	31 December 2005
	HK$'000	HK$'000
0 - 30 days	**182,374**	117,983
31 - 90 days	**75,070**	92,634
91 - 180 days	**44,826**	40,969
181 - 365 days	**92,151**	45,295
Over 1 year	**189,702**	134,794
	584,123	431,675

9. **Trade payables**

Trade payables include trade balances with creditors and retention money payable on construction contracts. The ageing analysis of the trade payables is as follows:

	30 June 2006 HK$'000	31 December 2005 HK$'000
0 - 30 days	**15,840**	103,911
31 - 90 days	**13,451**	52,172
91 - 180 days	**285,341**	14,714
181 - 365 days	**3,378**	41,454
Over 1 year	**59,092**	161,939
	377,102	374,190

BUSINESS REVIEW AND FINANCIAL HIGHLIGHTS

Business review and prospects

The Group is engaged mainly in property business, with its focus in Guangzhou, Guangdong Province. Benefiting from the relatively mature property market, strong demand and the diminishing impact from the changes in accounting policy, revenue for the Group for the six months ended on 30 June 2006 was HK$2.414 billion, representing an increase of 52% as compared to HK$1.588 billion recorded for the same period in 2005; attributable profit increased to HK$319 million representing an increase of 141% as compared to HK$132 million for the same period last year.

Property business

With the impact on revenue resulting from the changes in the accounting policy last year, where the Group's property sales recognition basis was changed from percentage of completion method to completed delivery, being substantially reflected last year, property sales by area during the period increased substantially by 568% to 167,000 square meters from 25,000 square meters recorded for the same period last year, basically returning to normal level. Property sale proceeds increased to HK$1.239 billion from HK$277 million for the same period last year, representing an increase of 347%. Major properties sold were from the projects in Springland Garden, Glade Village District C, Southern Le Sand Phase 2 and Lung Wah International Godown, Tsuen Wan International Centre. There was an investment property revaluation gain in the amount of HK$69 million.

Other businesses

During the period, the Group's toll road operation realized a revenue of HK$211 million, representing an increase of 3.6% as compared to the same period last year. The jointly controlled entity Guangzhou Northern Second Ring Expressway Co., Limited continued to demonstrate outstanding performance, contributing HK$30.49 million to the Group's attributable profit from the entity, representing a 52% increase as compared to HK$20

million for the same period last year. The attributable profit in associated companies amounted to HK$120 million, representing an increase of 18.9% as compared to the same period last year of HK$101 million. Overall profit of the toll roads operation increased by 17.9% as compared to the same period last year.

During the period, the 31.3% interest in GZI Real Estate Investment Trust ("GZI REIT") held by the Group brought about attributable profit of HK$33 million.

During the period, newsprint production was affected by the shut down of certain production lines for inspection and maintenance during the Chinese New Year and also a drop in sales price, with revenue decreased by 11%.

Future development strategy and business outlook

In the first half of 2006, Guangzhou City, where most of the Group's businesses are located, has a gross domestic product reaching RMB272.97 billion, representing an increase of 14.2% as compared to the previous year, which is 3.3% higher than the growth in national average. Economic development in the region is maintaining a growth trend.

With keen internal demand and a rapid development of the Guangzhou property market for the period of January to June, overall property price increased by 15.7% as compared to the same period last year, and average transaction price reached RMB6,153 per square meter. The Central Government introduced new macro-economic control measures in May 2006 stipulating that at least 70% of the residential units must be small units of less than 90 meters squares in size. The Group believes that these macro-economic control measures would render the already relatively mature Guangzhou property market to become even more rational and healthy. For the Group, apart from increasing development in commercial projects, recent urban residential developments comprised mainly of units of less than 90 square meters, which is in line with the Central Government's policy as well as fitting with the demands of the general public in the market; the overall good performance for the period from January to June registered an average sales price of RMB7,000 per square meter, which is relatively higher than the market average price. Gross floor area ("GFA") of property under development during the period was over 1.3 million square meters, providing sufficient stock for the future.

Looking into the future, the rapid growth of the economy of Guangzhou would consolidate the position of the City as the economic and cultural centre of South China. With the continued improvement of the economy, the relatively mature property market, better understanding of the essence of the control measures introduced by the Central Government, the Guangzhou property price was showing a stable growth trend. Recent land auctions showed an average GFA price of around RMB3,500 to RMB4,000 per square meter. Apart from realising the relative low cost advantage of its land bank, the Group will actively engage in land auctions in Guangzhou to increase its land reserve for the purpose of sustainable development.

On toll road operations, the Group will actively pursue opportunities in promising expressway projects to increase the scale of operation, either through acquisition or participation, in order to ensure long term stable growth in return to shareholders.

On newsprint production, following the upgrade and trial-run of production line I in June 2006 and the continued upgrade to be carried out to the other production lines, the Group's newsprint capacity is expected to increase substantially, bringing a larger market share, increased competitiveness and better return to shareholders.

Financial review

Results

For the six months ended 30 June 2006, the Group recorded a revenue of approximately HK$2,414 million (6 months ended 30 June 2005: HK$1,588 million), representing an increase of 52% as compared with the same period of the last year. The increase is mainly contributed from the increase in property sales as a result of the booming property market in the People's Republic of China ("PRC") and the disposal of Hong Kong properties. The revenue derived from toll roads has increased steadily due to the continual economic growth in the PRC. Because of keen market competition, the overall performance of the newsprint business was less than promising, recording a decrease in revenue by 11% as compared with the same period of the last year despite the tonnage sold in the first half year has slightly increased by 1% as compared to the same period in 2005. Apart from this, the Group recorded a decrease in rental income after a portion of investment properties were sold through the spin-off of GZI REIT in late December 2005. Despite the decrease in portfolio size of the investment properties, the overall rental rate continued to increase. There was a significant increase in the share of results of associated companies by HK$50 million which was mainly contributed from GZI REIT. As at 30 June 2006, the Group held approximately 31.3% equity interest in GZI REIT on a long-term basis. In addition, finance costs were decreased significantly by approximately 27% because approximately HK$700 million bank borrowings were repaid by the Company during the first half of the year.

Interim dividend

The board of directors of the Company has resolved to declare an interim dividend for 2006 of HK1.89 cents (2005: HK1.00 cent) per share payable on 13 November 2006 to shareholders whose names appear on the register of members on 25 October 2006.

Liquidity and financial resources

The Board believes the importance of healthy liquidity position to sustainability of the operation of the Group. The Group's major sources of liquidity are from recurring cash flow of the business and committed banking facilities. At 30 June 2006, the Group had net current assets of approximately HK$3,988 million (31 December 2005: HK$4,543 million). The Group generally finances its operation with internally generated resources and bank borrowings. As at 30 June 2006, the Group had free cash reserves of approximately HK$2,390 million (31 December 2005: HK$3,226 million) for general working capital purposes.

Working capital

As at 30 June 2006, the Group's net current assets amounted HK$3,988 million (31 December 2005: HK$4,543 million). The decrease was mainly attributable from a decrease in bank balances and cash for repayment of bank borrowings. As at 30 June 2006, the Group's cash and cash equivalents amounted to HK$2,388 million (31 December 2005: HK$3,199 million).

Indebtedness

The indebtedness of the Group was summarised as follows:

	30 June 2006 HK$'000	31 December 2005 HK$'000
Secured bank borrowings	2,654,332	3,371,645
Unsecured bank borrowings	1,980,333	1,571,725
Unsecured other borrowings	442,674	509,396
Obligations under finance leases	75	92
Bank overdrafts	2,147	27,285
	5,079,561	5,480,143
Ageing analysis:		
Repayable within one year	1,258,476	1,526,901
In the second year	1,210,929	812,512
In the third to fifth year	2,185,738	2,718,866
With no fixed repayment terms	424,418	421,864
	5,079,561	5,480,143

As at 30 June 2006, the Group's total indebtedness was HK$5,080 million, a decrease of HK$400 million from HK$5,480 million as at 31 December 2005. The main reason for the decrease was the repayment of certain bank borrowings with the net proceeds from the spin-off transaction completed in late December 2005. As a consequence, the Group's indebtedness position has strengthened and the ratio of the indebtedness to total assets was decreased to 19% as at 30 June 2006 from 20% as at 31 December 2005.

Capital structure

The Group's capital structure was summarised as below:

	30 June 2006 HK$'000	%	31 December 2005 HK$'000	%
Bank borrowings	4,634,665	30.8	4,943,370	32.2
Shareholders' funds (excluding minority interests)	10,398,648	69.2	10,388,761	67.8
Total capitalisation	15,033,313	100.0	15,332,131	100.0
Gearing ratio	31%		32%	

As a result of improving capital efficiency of the Group, total bank borrowings share smaller portion of the total capitalisation of the Group, which is reduced from 32.2% to 30.8%. As at 30 June 2006, total bank borrowings was HK$4,635 million, representing a decrease of 6% comparing to total bank borrowings of HK$4,943 million as at 31 December 2005. The ratio of total bank borrowings to total capitalisation (gearing ratio) was reduced to 31% as at 30 June 2006 from 32% as at 31 December 2005. As at 30 June 2006, shareholders' fund amounted to HK$10,399 million which accounted for 69.2% of the Group's total capitalisation.

Capital expenditure

During the six months ended 30 June 2006, the Group had capital expenditure totaling HK$98 million (six months ended 30 June 2005: HK$53 million) for the additional equity capital contribution to a jointly controlled entity. Other than the above, capital expenditure incurred on the purchase of property, plant and equipment and investment properties amounted to approximately HK$466 million (six months ended 30 June 2005: HK$187 million).

Capital expenditure commitments

At 30 June 2006, the Group had financial commitments in respect of equity capital to be injected to a jointly controlled entity of approximately HK$101 million (31 December 2005: HK$199 million). Other than the above, the Group also has capital commitments in respect of property, plant and equipment amounted to approximately HK$98 million as at 30 June 2006 (31 December 2005: HK$266 million).

Contingent liabilities

During the six months ended 30 June 2006, the Group had arranged bank financing for certain purchasers of property units and provided guarantees to secure obligations for repayment of loans. As at 30 June 2006, the total contingent liabilities exposure amounted to HK$502 million (31 December 2005: HK$264 million).

Employees and remuneration policy

As at 30 June 2006, the Group employed approximately 8,080 employees (31 December 2005: 7,900 employees), of whom approximately 7,950 employees (31 December 2005: 7,750 employees) were primarily engaged in the properties, toll roads and newsprint business.

The Group remunerates its employees largely based on industry practice, including contributory provident funds and other staff benefits. Other employee benefits include provident fund, insurance and medical cover, educational allowances and training programs. The Group has also adopted share option schemes, with options awarded to employees according to their performance. Promotion and salary adjustments are based on performance.

CORPORATE GOVERNANCE

The Company has complied with the code provisions of the Code on Corporate Governance Practices ("Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") throughout the six months ended 30 June 2006, except for the following deviations:

Code Provision A.2.1

Code Provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Mr. Ou Bingchang is the Chairman and General Manager of the Company. The Chairman is responsible for overseeing the operation of the Board and providing leadership and direction towards achieving the Company's objectives. In contrast the General Manager of the Company is responsible for the operation of the business under the direction of the Board and the implementation of the policies and strategies set by the Board. The combination of the roles of the Chairman and the General Manager in one person is intended to ensure that the Board is in full control of the affairs of the Company and that the policies and strategies set by the Board would be efficiently and effectively implemented.

Code Provision A.4.1

Code Provision A.4.1 stipulates that non-executive directors should be appointed for a specific term, subject to re-election. None of the non-executive directors of the Company is appointed for a specific term. However, all the non-executive directors of the Company are subject to retirement by rotation at the annual general meeting of the Company in accordance with the Company's Articles of Association. All the non-executive directors of the Company had retired by rotation during the past 3 years. They have been re-elected.

The Audit Committee and the Company's auditors, PricewaterhouseCoopers, have reviewed the unaudited condensed consolidated interim financial statements for the six months ended 30 June 2006.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 to the Listing Rules.

Specific enquiry has been made of all the directors and the directors have confirmed that they have complied with the Model Code throughout the six months ended 30 June 2006.

Specific employees who are likely to be in possession of unpublished price sensitive information have been requested to comply with the provisions of the Model Code. No incident of non-compliance was noted by the Company.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

The Company has not redeemed any of its shares during the six months ended 30 June 2006. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Monday, 23 October 2006 to Wednesday, 25 October 2006, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Share Registrar, Abacus Share Registrars Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Friday, 20 October 2006.

ACKNOWLEDGEMENT

I would like to take this opportunity to express our sincere appreciation of the support from our customers, suppliers and shareholders. I would also like to thank my fellow directors for their valuable contribution and the staff members of the Group for their commitment and dedicated services throughout the period.

By order of the Board
Ou Bingchang
Chairman

Hong Kong, 15 September 2006

As at the date of this announcement, the Board of the Company comprises:

Executive Directors: Ou Bingchang, Liang Yi, Li Fei, Chen Guangsong, Tang Shouchun and Wang Hongtao.

Independent Non-executive Directors: Yu Lup Fat Joseph, Lee Ka Lun and Lau Hon Chuen Ambrose.